   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     JILLIAN'S ENTERTAINMENT HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5812                            04-3377816
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                            1387 SOUTH FOURTH STREET
                           LOUISVILLE, KENTUCKY 40208
                                 (502) 638-9008
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               GREGORY S. STEVENS
                            1387 SOUTH FOURTH STREET
                           LOUISVILLE, KENTUCKY 40208
                                 (502) 638-9008
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                 LOUIS A. GOODMAN                                     DAVID B. MILLER
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                       FAEGRE & BENSON LLP
                 ONE BEACON STREET                                  2200 NORWEST CENTER
            BOSTON, MASSACHUSETTS 02108                           90 SOUTH SEVENTH STREET
                  (617) 573-4800                               MINNEAPOLIS, MINNESOTA 55402
                                                                      (612) 336-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the Securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
      TITLE OF EACH CLASS OF SECURITIES          PROPOSED MAXIMUM AGGREGATE             AMOUNT OF
               TO BE REGISTERED                        OFFERING PRICE                REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value per share........       $46,000,000(1)(2)                   $12,788
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock which the underwriters have the option to purchase from selling stockholders solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. The registration fee was paid on September 2, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 1999

                SHARES

JILLIAN'S ENTERTAINMENT HOLDINGS, INC.                                    [LOGO]

COMMON STOCK

$       PER SHARE

--------------------------------------------------------------------------------

-  Jillian's Entertainment Holdings, Inc. is
   offering           shares.

-  We anticipate that the initial public offering price will be between $
   and $     per share.
- This is our initial public offering and no public market currently exists for our shares.

-  Proposed trading symbol: Nasdaq National Market -- JLNS.

                 ---------------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public offering price.......................................  $            $
Underwriting discount.......................................  $            $
Proceeds to Jillian's Entertainment Holdings, Inc...........  $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The underwriters have a 30-day option to purchase up to           additional
shares of common stock from selling stockholders to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY
                                                   BANCBOSTON ROBERTSON STEPHENS

               THE DATE OF THIS PROSPECTUS IS             , 1999.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                          [Inside Front Cover of Prospectus]





                [Interior color photographs of Jillian's entertainmant
                                and dining venues]

                          [Front Gatefold - 2 pages]





          [Color diagram of Jillian's entertainment and dining complex]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    2
Risk Factors................................................    6
Use of Proceeds.............................................   13
Dividend Policy.............................................   13
Capitalization..............................................   14
Dilution....................................................   16
Selected Consolidated Financial and Operating Data..........   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   31
Management..................................................   45
Certain Relationships and Related Transactions..............   51
Principal and Selling Stockholders..........................   56
Shares Eligible for Future Sale.............................   58
Description of Capital Stock................................   60
Underwriting................................................   64
Legal Matters...............................................   65
Experts.....................................................   66
Where You Can Find More Information.........................   66
Index to Consolidated Financial Statements..................  F-1

                 ---------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

In this prospectus, references to "Jillian's," "the company," "we," "us" and "our," unless the context otherwise requires, refer to Jillian's Entertainment Holdings, Inc. and its subsidiaries, including its wholly owned subsidiary, Jillian's Entertainment Corporation.

--------------------------------------------------------------------------------

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, before deciding to invest in our common stock.

BUSINESS OF JILLIAN'S

Jillian's is a leading operator of multi-venue entertainment and dining facilities. Our facilities offer a wide variety of socially interactive attractions in an upscale, high-energy atmosphere targeted primarily at adults. Several of our venues are also attractive to families during the day and early evening. We believe that our entertainment and dining venues, combined with our well-trained and dynamic staff, create an engaging and casually sophisticated "eat, drink, play" environment that promotes a fun-for-everyone social experience. These venues include two distinct dining options, billiards, electronic simulation and traditional games, multi-media bowling, dancing and live music.

The Jillian's entertainment and dining concept began in 1988 as an upscale billiards club. From its inception through mid-1997, the Jillian's concept evolved to include pub fare and a limited number of electronic games in addition to billiards. With capital provided in 1997 by J.W. Childs Equity Partners, L.P. and its co-investors, we have broadened and improved the Jillian's concept to combine a variety of our distinct entertainment and dining venues in larger multi-venue complexes. From mid-1997 to mid-1998, we focused primarily on opening and operating 12,000 to 25,000 square foot complexes. In May 1998, we acquired the operations of two multi-venue complexes of 50,000 and 27,500 square feet, operating under the names "America Live" and "Phoenix Live", each with its own distinctive entertainment and dining venues. Seven of the eight units we have opened since late 1998 are multi-venue entertainment and dining complexes that range from approximately 30,000 to 60,000 square feet. We presently operate 27 facilities located throughout the United States, ranging from approximately 9,000 to 60,000 square feet.

We are pursuing a rapid but disciplined expansion strategy. In fiscal 1999, we opened six new multi-venue entertainment and dining complexes in addition to acquiring our America Live and Phoenix Live properties. We intend to open nine new complexes in fiscal 2000. Five of these complexes are already open and four currently are under construction. We currently plan to have 31 complexes open in 19 states by March 31, 2000. We intend to continue our expansion in fiscal 2001 by opening ten complexes. Currently, we are focused primarily on opening large multi-venue complexes ranging from 40,000 to 60,000 square feet featuring various combinations of our prototype entertainment and dining venues.

The flexibility of our multi-venue design allows us to scale the size and alter the layout of our new complexes, giving us access to a wide variety of sites and markets. The design of each complex is intended to encourage a high level of social interaction among our guests and to promote a high-energy, yet comfortable atmosphere. Currently, our prototype entertainment and dining venues include:

       - VIDEO CAFE -- an upscale, casual restaurant featuring a contemporary American menu and giant-screen televisions broadcasting sports and other popular media events.

       - HIBACHI GRILL -- a high-energy restaurant with a casual "rock and roll" atmosphere featuring teppanyaki-style food prepared at guests' tables.

       - 9-BALL LOUNGE -- a large classic billiards room featuring pool tables, darts, ping pong and tabletop shuffleboard.

       - AMAZING GAMES -- a state-of-the-art electronic game room, with a large array of advanced and traditional video games and midway-style games that allow guests to win prizes, and featuring a large free-standing bar and lounge where guests can drink and dine amidst the action.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

- HI-LIFE LANES -- an upscale, contemporary bowling alley featuring a sophisticated "retro" decor and high-tech, multimedia environment with giant-screen video monitors, a high-end sound system and theatrical lighting effects.

- DANCING -- fun, unintimidating dance rooms in two distinct formats: mainstream music with a casual beach-like ambiance and high-energy music in a contemporary atmosphere.

- BLUE CAT LIVE -- an intimate setting to enjoy a variety of live local music including rock, blues, alternative and country music.

In addition to our distinct dining venues, we also offer a full menu and complete bar service throughout most of our entertainment venues.

We believe that our complexes offer superior unit level economics. Six complexes that were opened after the J.W. Childs Equity Partners, L.P. investment in 1997 have been in operation for the full twelve months ended June 27, 1999. During this twelve month period, these complexes generated average unit sales of $3.1 million, average sales per square foot of $209 and average cash flow of approximately $809,000, or 26.0% of revenues. Our average cash investment cost of these complexes was $1.9 million, or $124 per square foot, excluding land costs and pre-opening costs of approximately $184,000. In four of these six units, we opened additional venues during this twelve month period. These square footages and cash investment costs have been time weighted for the opening of additional venues in these complexes during this twelve month period.

OFFICE LOCATION

Our principal executive offices are located at 1387 South Fourth Street, Louisville, Kentucky 40208 and our telephone number is (502) 638-9008.

THE OFFERING

Common stock offered:
        By Jillian's Entertainment
  Holdings, Inc. .....................                   shares

Common stock outstanding after the
offering(1)...........................                   shares

Offering price........................    $     per share

Use of proceeds.......................    Pending use to finance our expansion,
                                          to repay indebtedness under our senior
                                          revolving credit facility, to redeem
                                          our Series B preferred stock and to
                                          repay certain bridge financing. See
                                          "Use of Proceeds" on page 13.

Proposed Nasdaq National Market
symbol................................    JLNS
---------------------------------------------
(1) The number of shares of common stock to be outstanding after the offering includes the issuance of 5,605,992 shares of common stock upon conversion of all outstanding shares of our Series A and Series C preferred stock upon closing of this offering. It excludes (i) 2,387,251 shares of common stock issuable upon exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $3.21 per share and (ii) 244,990 shares of common stock issuable upon exercise of warrants remaining outstanding after this offering at a weighted average exercise price of $0.28 per share.

--------------------------------------------------------------------------------
                                        3

--------------------------------------------------------------------------------

Except as otherwise noted, all information in this prospectus assumes:

       -     no exercise of the underwriters' over-allotment option;

       - no exercise of outstanding options or warrants to purchase shares of our common stock; and

       - the issuance of shares of our common stock on conversion of all outstanding shares of our Series A and Series C preferred stock upon closing of this offering.

Information in this prospectus also gives effect to a one for three reverse stock split to be effected immediately prior to the closing of this offering.

In this prospectus, references to square feet refer to usable square feet.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
(IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                 FISCAL YEAR   TOTAL YEAR   FISCAL YEAR       QUARTER ENDED
                                                    ENDED        ENDED         ENDED      ---------------------
                                                  MARCH 31,    MARCH 29,     MARCH 28,    JUNE 28,    JUNE 27,
                                                   1997(1)      1998(2)        1999         1998        1999
                                                 -----------   ----------   -----------   --------   ----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues.....................................      $13,216      $17,557     $   59,708    $10,517    $   20,154
Income (loss) from operations................         (409)      (2,053)           459       (100)         (621)
Net loss.....................................         (942)      (2,442)        (2,483)      (696)       (3,339)
Net loss attributable to common
  stockholders...............................         (942)      (3,458)        (4,832)    (1,081)       (4,283)
PRO FORMA DATA:(3)
Pro forma net loss per share -- basic and
  diluted....................................                               $    (0.44)              $    (0.52)
Pro forma common shares assumed
  outstanding................................                                    7,366                    7,366
OPERATING DATA:
Increase in revenues from comparable
  units(4)...................................          3.0%         2.2%           7.6%      17.4%          7.6%
Units open at end of period(5)...............           10           16             22         19            25

                                                                             JUNE 27, 1999
                                                               ------------------------------------------
                                                                                             PRO FORMA
                                                                ACTUAL     PRO FORMA(3)    AS ADJUSTED(6)
                                                               --------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................................    $    732      $    732
Total assets...............................................      88,601        88,601
Total debt, including current portion......................      56,055        56,055
Convertible redeemable preferred stock.....................      26,509        11,276
Common stockholders' equity (deficit)......................      (9,912)        5,321

---------------------------------------------
(1)Prior to July 23, 1997, our business was conducted by Jillian's Entertainment Corporation, our predecessor. The information for the fiscal year ended March 31, 1997 relates to our predecessor. See "Business -- Our History" beginning on page 41 and Note 1 of the Notes to our Consolidated Financial Statements on page F-8.

(2)The total year ended March 29, 1998 reflects the combined results of our predecessor for the period beginning April 1, 1997 and ended July 22, 1997 and of our company for the period beginning July 23, 1997 and ended March 29, 1998. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Overview" beginning on page 19 and Note 1 of Notes to our Consolidated Financial Statements on page F-8.

(3)Pro forma information gives effect to the issuance of 5,605,992 shares of common stock upon the conversion of all outstanding shares of Series A and Series C preferred stock upon closing of this offering. The outstanding amounts for preferred stock include dividends on such stock accrued but not paid through the respective dates presented. Accrued and unpaid dividends will not be paid on conversion of the Series A and Series C preferred stock. As a result, on such conversion common stockholders' deficit will be reduced by the amount of such accrued and unpaid dividends. On redemption of shares of our Series B preferred stock, accrued and unpaid dividends on these shares will be declared and paid to the holders of these shares.

(4)A unit is included in the calculation of increase in revenues from comparable units after 18 full monthly periods of operation. See "Management's Discussion and Analysis of Financial Condition and Results of
   Operations -- Overview" beginning on page 19 for a discussion of adjustments made in connection with an acquisition.

(5)Information for the fiscal year ended March 31, 1997, the total year ended March 29, 1998 and the quarter ended June 28, 1998 includes the Long Beach facility, which was closed in September 1998.

(6)Pro forma as adjusted information gives effect to (i) our receipt of the
   estimated net proceeds of $    million from the sale of         shares of
   common stock offered by this prospectus at an assumed initial public offering
   price of $    per share, (ii) the application of approximately $    million
   of the net proceeds of this offering to repay indebtedness under our senior revolving credit facility, (iii) the application of approximately $11.9 million of the net proceeds of this offering to redeem all outstanding shares of our Series B preferred stock, (iv) the application of approximately $ million of the net proceeds of this offering to repay bridge financing, and
   (v) the issuance of 5,605,992 shares of common stock upon the conversion of all outstanding shares of our Series A and Series C preferred stock upon closing of this offering.

--------------------------------------------------------------------------------

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED IF WE ARE UNABLE TO OPEN NEW MULTI-VENUE ENTERTAINMENT AND DINING COMPLEXES IN A TIMELY AND PROFITABLE MANNER.

To continue to grow our business, we must open new multi-venue entertainment and dining complexes on a timely and profitable basis. We have experienced delays in opening our complexes from time to time and may experience delays in the future. Delays in or failures to open new complexes could materially adversely affect our business, financial condition, operating results or cash flows. We expanded from 16 entertainment and dining facilities at the end of fiscal year 1998 to 27 facilities as of the date of this prospectus. We expect to open an additional four multi-venue entertainment and dining complexes during the remainder of fiscal year 2000. Our ability to expand successfully will depend on a number of factors, some of which are beyond our control. Some of these factors are:

      -     identification and availability of suitable complexes;

      -     competition for sites for our complexes;

      -     negotiation of favorable leases;

      - timely development of commercial, residential, street or highway construction near our complexes;

      -     management of construction and development costs of new complexes;

      -     securing required governmental approvals and permits;

      - recruitment and retention of qualified operating personnel, particularly managers of our complexes; and

      -     general economic conditions.

In addition, we anticipate entering new markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new complexes to be less successful than facilities in our existing markets.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT BE ABLE TO ACHIEVE PROFITABILITY IN THE FUTURE.

The significant investment of our capital resources to acquire and open facilities has resulted in operating losses in each of the last five fiscal years. As of June 27, 1999, we had an accumulated stockholders' deficit of approximately $9.9 million. We cannot assure you that we will be able to achieve profitable operations on a consolidated basis in the future. We expect to sustain a net loss in fiscal year 2000, primarily due to anticipated expenses related to opening new multi-venue complexes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19 for a discussion of our financial position and operating losses.

FEDERAL AND STATE MINIMUM WAGE LAWS APPLY TO A NUMBER OF OUR EMPLOYEES AND MAY INCREASE OUR COSTS.

A number of our employees are subject to federal and state minimum wage requirements. The federal minimum wage is $5.15 per hour, and there are proposals, including one by the Clinton administration, to raise it to $6.15 per hour. In addition, several states in which we either operate or seek to operate have a minimum wage that is more than the federal minimum wage. We cannot assure you that the federal minimum wage or the state minimum wages in the states in which we operate or seek to operate will not be increased. Furthermore, we cannot assure you that we will be able to pass any additional increases in labor costs through to our guests by increased menu prices and other adjustments. Accordingly, minimum wage increases could have a material adverse affect on our business, financial condition, results of operations or cash flows.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO SEASONALITY.

Our business is subject to significant seasonal fluctuations. Historically, revenues in most of our facilities have been lower during the summer months of each year. As a result, we expect lower revenues and earnings to occur during the second quarter of each fiscal year. Results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results" beginning on page 25 for a discussion of factors which have historically affected our quarterly operating results.

WE MAY NOT BE ABLE TO ACHIEVE AND MANAGE OUR PLANNED EXPANSION, WHICH MAY LEAD TO OUR INCURRING HIGHER COSTS OR NOT REALIZING ANTICIPATED REVENUES.

We face many business risks associated with rapidly growing companies, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

WE HAVE LIMITED EXPERIENCE OPERATING LARGE, MULTI-VENUE COMPLEXES AND SOME OF OUR CURRENT ENTERTAINMENT OFFERINGS.

Our current expansion strategy is to focus primarily on opening multi-venue complexes of 40,000 to 60,000 square feet that combine in one facility a greater number and varying mix of our entertainment and dining offerings. These complexes involve substantially greater capital investment than most of our established facilities. We have limited experience opening and operating complexes of this size. We also have limited experience with certain of the entertainment venues that we currently offer, such as bowling, dancing and live music entertainment. Only three of our Jillian's facilities that have been in operation for more than 18 months are greater than 20,000 square feet. The multi-venue complexes of 40,000 square feet or greater that we have opened are the Jillian's complexes in Franklin Mills, Pennsylvania, which opened in July 1999, and Covington, Kentucky, which opened in December 1998. We also operate the America Live complex at Mall of America in Minneapolis, Minnesota, a 50,000 square foot complex that we acquired in May 1998. See "Business -- Our Locations" beginning on page 36 for information regarding the current size of, and entertainment openings, at each of our locations.

Our limited experience may affect our ability to achieve our expansion plans, predict and gain consumer acceptance of our operations and operate profitably. In particular, we cannot assure you that the large multi-venue complexes we have opened and plan to open, or the prototype entertainment and dining venues that we have included and plan to include in these complexes, will gain popular acceptance or be financially successful.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY RESULT IN DECREASES IN OUR STOCK
PRICE.

Our operating results will fluctuate significantly due to several factors, including seasonality, the timing of the opening of our new complexes and related expenses, profitability of our facilities, increases or decreases in revenues from comparable unit operations, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. As a result of these factors, our operating results may fluctuate significantly from period to period and results of one period may not be indicative of results for other periods. These fluctuations may cause our operating results to fall below the expectations of market analysts and investors, which would likely result in a decrease in the price of our common stock.

In the past, our pre-opening costs have varied significantly from quarter to quarter primarily due to the timing of the opening of our complexes. We typically incur most pre-opening costs for a new complex within the eight weeks immediately preceding its opening and the month the complex is opened. Accordingly, the volume and timing of the opening of our new complexes in any quarter has had, and is expected to continue to have, a significant impact on our quarterly pre-opening costs, wages, rent and other direct operating costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19 for a discussion of our historical operating results.

WE MAY BE UNABLE TO FUND OUR SIGNIFICANT FUTURE CAPITAL NEEDS AND WE MAY NEED ADDITIONAL FUNDING SOONER THAN ANTICIPATED. OUR SOURCES OF FINANCING IMPOSE SIGNIFICANT OPERATIONAL AND FINANCIAL RESTRICTIONS.

We will need substantial capital to finance our expansion plans, which require funds for capital expenditures, pre-opening costs and potential initial operating losses related to new complex openings. In particular, after this offering we intend to renegotiate our senior credit facility to expand our amount of available borrowings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results or cash flows. Moreover, if we issue additional equity securities to raise capital, your holdings may be diluted. We cannot assure you that we will be able to negotiate new credit facilities or loans or to obtain other financing when needed.

We estimate that our capital expenditures, net of cash construction allowances from landlords, during fiscal 2000 will be approximately $47.0 million and that similar expenditures during future years may equal or exceed this amount. Although we expect that the net proceeds of this offering, combined with other anticipated resources, will be sufficient to fund our capital requirements through June 2000, this may not be the case. Currently, we anticipate that we will need to obtain new financing for periods after this date. We may be required to seek additional capital earlier than currently anticipated if:

      -     future cash flow from operations fails to meet our expectations;

      - costs and capital expenditures for the development of new complexes exceeds anticipated amounts; or

      - landlord contributions, loans and other incentives are lower than expected.

Our current senior credit facility imposes significant operational and financial restrictions on us. Future sources of financing may impose similar or less favorable operational and financial restrictions on us. Obtaining financing on terms that are less favorable, or not obtaining financing, would have a material adverse affect on our business, financial condition, operating results or cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" beginning on page 25 for a discussion of our historical and anticipated capital needs.

BECAUSE OF OUR SMALL BASE OF OPERATIONS, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE NEGATIVE PERFORMANCE OF A SMALL NUMBER OF FACILITIES.

We currently operate 27 facilities, nine of which opened in the last 12 months. Due to this small base, poor operating results at any one or more of our facilities, especially our larger multi-venue complexes, could materially adversely affect our business, financial condition, operating results or cash flows. Factors that could adversely affect the operating results of our facilities include local competition, consumer preference, maintenance of adequate public safety, development of the areas in which our facilities are located and access to our facilities, including construction of highways that provide, or in some cases prevent, access to our facilities. The operating results of certain of our complexes have been affected by one or more of these factors. For example, operating results at our Covington, Kentucky facility have declined as a result of impeded access to our facility due to a highway construction project.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY CONSUMER SPENDING COULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

Our facilities feature socially interactive entertainment and dining. Our continued success depends, in part, upon the popularity of the type of entertainment and informal dining offered in our facilities. While we attempt to keep our entertainment and dining offerings up to date, shifts in consumer preferences away from our entertainment options or dining style or from the concept of incorporating several venues in one location could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors that affect discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or limit pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows.

WE MAY NOT BE ABLE TO COMPETE WITH LARGER, MORE ESTABLISHED COMPETITORS.

Due to the nature of our facilities, which combine elements of restaurants and entertainment facilities, we compete with competitors in each of the restaurant and entertainment industries. Both of these industries are highly competitive and include competitors with resources that are substantially greater than ours. Due to our limited financial resources and operating history, we may be unable to compete effectively with our larger, more established competitors, which have substantially greater financial resources and operating histories than we do. We will likely face direct competition with these competitors in each of the markets we enter. See "Business -- Competition" on page 41 for a discussion of the competition we face.

WE COULD FACE POTENTIAL LABOR SHORTAGES, WHICH COULD AFFECT OUR EXPANSION PLANS OR INCREASE OUR COSTS.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including facility managers, kitchen and wait staff, and employees working in the bar and entertainment venues, necessary to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in certain locations, and the inability to recruit and retain such individuals may delay the planned opening of new complexes or result in high employee turnover in existing complexes, which could have a material adverse effect on our business, financial condition, operating results or cash flows. In addition, competition for qualified employees may require us to pay higher wages to attract sufficient numbers of qualified employees, which would result in higher labor costs.

THE CONTINUED OPERATION OF SIGNIFICANT PARTS OF OUR FACILITIES DEPENDS ON GOVERNMENTAL LICENSES AND WE MAY FACE LIABILITY UNDER "DRAM SHOP" STATUTES.

Our business depends upon obtaining and maintaining required food service and liquor licenses for each of our facilities. If we fail to obtain and maintain all necessary licenses, or if government regulation of our operations changes, we may be forced to delay or cancel new complex openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If a judgment substantially in excess of our insurance coverage is entered against us, or if we fail to maintain our insurance coverage, our business, financial condition, operating results or cash flows could be materially adversely affected. See "Business -- Governmental Regulation" on page 43 for a discussion of the regulations with which we must comply.

THE LOSS OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM MAY MATERIALLY ADVERSELY AFFECT US.

Our future success will depend largely on the efforts and abilities of our existing senior management, particularly Steven L. Foster, our chairman, chief executive officer and the founder of Jillian's, and Daniel M. Smith, our president and chief operating officer. Our loss of services from members of the senior management team could have a material adverse affect on our business.

COMPLAINTS OR LITIGATION BY GUESTS MAY MATERIALLY ADVERSELY AFFECT US.

We are from time to time the subject of complaints or litigation by guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our complexes, regardless of whether the allegations are valid or whether we are liable. These claims may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

WE MAY FAIL TO BE YEAR 2000 COMPLIANT.

Jillian's and third parties with which we do business rely on numerous computer programs for day to day operations. We cannot ensure that we have effectively anticipated or addressed all of our year 2000 issues. We have reviewed our internally maintained computer hardware and software and consulted with the vendors of these products to assess year 2000 readiness. We have initiated discussions with our significant suppliers whose systems may impact our operations regarding their plans to solve year 2000 issues. We cannot predict whether year 2000 difficulties encountered by our suppliers and other third parties with whom we do business will have a material adverse affect on our business, financial conditions, operating results or cash flows. We have commenced, but not yet completed, preparation of a contingency plan to address operations in the event our systems or those of significant suppliers fail to be year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" beginning on page 28 for a discussion of our year 2000 readiness.

OUR EXISTING CONTROLLING STOCKHOLDERS WILL RETAIN SIGNIFICANT CONTROL OF JILLIAN'S, WHICH COULD ENABLE THEM TO DIRECT DECISIONS ABOUT JILLIAN'S BUSINESS OR REDUCE YOUR ABILITY TO RECEIVE A PREMIUM FOR YOUR SHARES THROUGH A CHANGE IN CONTROL OF JILLIAN'S.

Upon completion of this offering, after giving effect to the conversion of all of our outstanding Series A and Series C preferred stock, J.W. Childs Equity
Partners, L.P. and its co-investors will own approximately    % of the
outstanding shares of our common stock, or    % if the underwriters' over-
allotment option is completely exercised. In addition, pursuant to a stockholders agreement dated as of June 18, 1997, all of our current stockholders have agreed that until July 23, 2007 they will, if requested by a representative of J.W. Childs Equity Partners, L.P. and its co-investors, take certain actions to cause our board of directors to include any number of nominees designated by such representative. Upon completion of this offering,
these other stockholders will own approximately    % of the outstanding shares
of our common stock, or    % if the underwriters' over-allotment option is
completely exercised.

As a result, J.W. Childs Equity Partners, L.P. and its co-investors will be able to exercise significant control over us and our affairs, including actions that require stockholder approval, such as the election of directors, or mergers, sales of substantially all of our assets and other significant corporate transactions. This concentration of ownership may delay, defer or prevent a change in control of Jillian's, and make some transactions more difficult or impossible without the support of these stockholders. This concentration of ownership and control could depress the price of our common stock. In addition, we have elected not to be governed by the anti-takeover provision available to us under Delaware law. This election will permit persons who own 15.0% or more of our voting stock, such as J.W. Childs Equity Partners, L.P. and its co-investors, to transfer their interest in our common stock to a third party without the approval of our board of directors or stockholders. See "Management" and "Principal and Selling Stockholders" on pages 45 and 56 for information about these stockholders and the number of shares they will control. Our ability to take some of these actions also is limited further by the terms of our outstanding indebtedness.

OUR COMMON STOCK MAY NOT DEVELOP AN ACTIVE, LIQUID TRADING MARKET.

We do not know the level of trading volume that will exist for our common stock after this offering. Trading volume levels may affect your ability to sell your shares quickly at the current market price. The initial public offering price of our common stock has been determined by negotiations among us, the selling stockholders and the underwriters. You may not be able to resell the common stock you buy at or above the initial public offering price.

OUR COMMON STOCK PRICE MAY BE VOLATILE.

The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE AND LIMIT OUR ABILITY TO RAISE CAPITAL IN THE MARKET.

Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock and our ability to raise capital through a public offering of our equity securities. Upon completion of this offering, we will have shares of common stock outstanding, excluding 2,632,240 shares of our common
stock for which we have granted options or warrants. The           shares sold
under this prospectus will be freely tradable, except to the extent that they are held by persons who are our "affiliates" under the Securities Act.

In connection with the offering being made by this prospectus, we and certain of our existing stockholders, executive officers and directors have entered into lock-up agreements and have agreed, subject to certain exceptions, not to dispose of any shares of our common stock, without the consent of U.S. Bancorp Piper Jaffray Inc. on behalf of the underwriters, until the 180th day after the date of this prospectus. Upon expiration of this 180-day lock-up period, substantially all of the shares of our common stock held by persons who entered into these lock-up agreements will be eligible for sale in the public market, subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act.

Upon completion of this offering, without giving effect to the underwriters' over-allotment option, J.W. Childs Equity Partners, L.P. and its co-investors will hold 5,543,371 shares of our common stock. Under the terms of a stockholders' agreement we entered into with our current stockholders, dated as of June 18, 1997, J.W. Childs Equity Partners, L.P., its co-investors and our other current stockholders will be entitled to have us register their shares of our common stock under the Securities Act. Beginning six months after completion of this offering, J.W. Childs Equity Partners, L.P., its co-investors and their permitted transferees, subject to certain conditions, may require us to file a registration statement under the Securities Act, on up to three occasions, to register the sale of all or any part of their shares of our common stock. Additionally, they and the other stockholders that are a party to the stockholders' agreement will have the right, subject to certain limitations, to include their shares in certain registered offerings of securities that we initiate for our own account or the account of other stockholders. In addition, two of our senior lenders hold warrants that entitle them to purchase an aggregate of 204,405 shares of our common stock. Under the terms of these warrants, these senior lenders will have the right, subject to certain limitations, to include their shares in this offering and in registered offerings of securities that we initiate for the account of J.W. Childs Equity Partners, L.P. and its co-investors.

The sale of shares held by our current stockholders upon the exercise of their registration rights under the stockholders' agreement or the senior lenders' warrant could have an adverse affect on our ability to raise capital in the public equity markets. See "Shares Eligible for Future Sale" beginning on page 58 for a discussion of potential future sales of our common stock.

PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND DELAY OR PREVENT A CHANGE IN CONTROL.

Under our amended and restated certificate of incorporation, our board of directors has the ability to issue up to 42,000,000 shares of our preferred stock and to determine the price and terms, including preferences and voting rights, of those shares without stockholder approval. See "Description of Capital Stock" beginning on page 60 for a discussion of these provisions. Although we have no current plans to issue additional shares of preferred stock, any such issuance could have the effect of delaying, deferring or preventing a change in control of our company, discourage bids for our common stock at a premium over the market price, or adversely affect the market price of, and the voting and other rights of holders of, our common stock.

In addition, provisions of our amended and restated certificate of incorporation and the significant amount of common stock held by our executive officers, directors, principal stockholders, could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. See "Principal and Selling Stockholders" beginning on page 56 for a list of the stockholdings of our principal stockholders, directors and executive officers after the offering.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT.

The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. You will therefore incur immediate substantial dilution in the amount of $
per share based on an assumed initial public offering price of $     per share.
In addition, to the extent outstanding options and warrants are exercised, you will incur further dilution. Additional information regarding dilution to investors in our initial public offering is included in "Dilution" on page 16 of this prospectus.

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed in "Risk Factors" beginning on page 6 and "Management's Discussion and Analysis of Financial Condition and Results of Operation" beginning on page 19.

                                USE OF PROCEEDS

The net proceeds we will receive from the sale of the      shares of common
stock offered by us at an assumed initial public offering price of $       per
share are estimated to be approximately $       , after deducting the
underwriting discount and estimated offering expenses, or approximately $ if the over-allotment option granted by us is exercised in full. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Of the net proceeds we will receive from this offering, we intend to use (1)
approximately $       million, pending use to finance our expansion, to repay
indebtedness under our senior revolving credit facility, (2) approximately $11.9 million to redeem all of the outstanding shares of our Series B preferred stock, which are held by JWC Equity Funding, Inc., a wholly owned subsidiary of J.W. Childs Equity Partners, L.P., and (3) approximately $ million to repay bridge financing provided by JWC Equity Funding, Inc.

Indebtedness under our senior revolving credit facility bears interest at an annual rate equal to, at our option, a Eurodollar rate plus 3.25%, or prime rate plus 2.00%. We used borrowings under our revolving credit facility during the last twelve months to develop new facilities and for working capital purposes. We intend to use our increased borrowing capacity resulting from our intended debt repayment to finance our expansion, including opening new multi-venue entertainment and dining complexes.

Our Series B preferred stock that will be repaid with the proceeds of this offering has a preferential dividend of 20.0% per annum and is redeemable by us at any time. We used the proceeds of the issue of our Series B preferred stock primarily to develop new facilities.

Our bridge financing that will be repaid with the proceeds of the offering was issued to fund development of new facilities and for working capital purposes.
This financing bears interest at an initial rate of      % and matures on      .
See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" beginning on page 25 for additional information regarding our sources and uses of capital.

                                DIVIDEND POLICY

We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, restrictions contained in credit and other financing agreements and such other factors that are deemed relevant by our board of directors.

                                 CAPITALIZATION

The following table sets forth, at June 27, 1999, our short-term debt and capitalization on three different bases. First, the information is set forth on an actual basis. Second, the information is set forth on a pro forma basis to reflect the issuance of common stock on conversion, upon closing of this offering, of all outstanding shares of our Series A and Series C preferred stock. Third, the information is set forth on an adjusted basis to reflect the sale of the shares of common stock offered by us under this prospectus at an
assumed initial public offering price of $          per share and the
application of the estimated net proceeds from this offering. See "Use of Proceeds" on page 13 for a discussion of how we intend to use the proceeds from this offering. This table should be read in conjunction with the consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19.

                                                                       JUNE 27, 1999
                                                           --------------------------------------
                                                                         PRO        PRO FORMA AS
                                                            ACTUAL     FORMA(1)    ADJUSTED(1)(2)
                                                           --------    --------    --------------
                                                                       (IN THOUSANDS)
Short-term note payable................................    $  4,000    $  4,000        $
                                                           ========    ========        =======
Long-term debt, including current portion:
  Notes payable bank...................................    $ 44,785    $ 44,785        $
  Acquisition and other debt...........................       7,270       7,270
                                                           --------    --------
          Total long-term debt, including current
            portion....................................      52,055      52,055
                                                           --------    --------
Preferred stock, 42,000,000 shares authorized:(3)
  Series A cumulative convertible redeemable:
     13,051,563 shares issued and outstanding, actual;
     no shares issued and outstanding, pro forma and
     pro forma as adjusted.............................      15,233          --             --
  Series B cumulative convertible redeemable: 107,273
     shares issued and outstanding, actual and pro
     forma; no shares issued and outstanding, pro forma
     as adjusted.......................................      11,276      11,276             --
  Series C cumulative convertible redeemable: no shares
     issued and outstanding, actual pro forma and pro
     forma as adjusted(1)..............................          --          --             --
Stockholders' equity (deficit):
  Common stock, $0.001 par value: 55,000,000 shares
     authorized; 1,760,397 shares issued and
     outstanding, actual; 7,366,389 shares issued and
     outstanding, pro forma;           shares issued
     and outstanding, pro forma as adjusted(3).........           5         136
  Paid-in capital......................................       2,637      14,706
  Accumulated deficit..................................      (7,620)     (7,620)
  Dividends on preferred stock(3)......................      (4,309)     (1,276)
  Stockholder's notes receivable.......................        (625)       (625)
                                                           --------    --------        -------
          Total stockholders' equity (deficit).........      (9,912)      5,321
                                                           --------    --------        -------
          Total capitalization.........................    $(72,652)   $(72,652)       $
                                                           ========    ========        =======

---------------------------------------------
(1)We issued 376,641 shares of Series C preferred stock after June 27, 1999. These shares will be converted into 1,255,472 shares of common stock upon closing of this offering.

(2)Adjusted to give effect as of June 27, 1999 to (i) the receipt by us of the
   estimated net proceeds of $        from the sale of         shares of common
   stock offered by this prospectus at an assumed initial public offering price
   of $        per share, (ii) the application of approximately $        million
   of the net proceeds of this offering to repay indebtedness under our senior revolving credit facility, (iii) the application of approximately $11.9 million of the net proceeds of this offering to redeem all outstanding shares
   of our Series B preferred stock, (iv) the application of $      million of
   the net proceeds of this offering to repay bridge financing and (v) the issuance of 5,605,992 shares of common stock on conversion of all outstanding shares of our Series A and Series C preferred stock upon closing of this offering.

(3)The outstanding amounts for preferred stock include dividends on Series A and Series B preferred stock accrued but not paid through the date presented. As the Series C preferred stock were issued after June 27, 1999, the outstanding amounts for preferred stock do not include any dividends on such stock. Accrued and unpaid dividends will not be paid on conversion of our Series A and Series C preferred stock. As a result, on such conversion common stockholders' deficit will be reduced by the amount of such accrued and unpaid dividends. On redemption of our Series B preferred stock, accrued and unpaid dividends on these shares will be declared and paid to the holders of the shares.

(4)Excludes (i) 2,387,251 shares reserved as of such date for issuance upon exercise of outstanding stock options at a weighted average exercise price of $3.21 per share, (ii) an aggregate of 279,416 shares reserved for future grant under the company's stock option plan and (iii) 244,990 shares reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price $0.28 per share.

                                    DILUTION

Our pro forma net tangible book value as of June 27, 1999 was approximately $7.1 million, or $0.96 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, after giving effect to the conversion into common stock of all of the outstanding shares of our Series A and Series C preferred stock. After giving effect to the sale of the shares of common stock offered by this
prospectus at an assumed initial public offering price of $     per share and
the application of the net proceeds from the offering, our pro forma net tangible book value as of June 27, 1999, as adjusted, would have been
approximately $     million, or $     per share of common stock. This represents
an immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors. The
following table illustrates this per share dilution:

Initial public offering price per share...................                 $
  Pro forma net tangible book value per share before this
     offering.............................................  $
  Increase per share attributable to this offering........
                                                            -----------
Pro forma as adjusted net tangible book value per share
  after this offering.....................................
Dilution per share to new investors.......................                 $
                                                                           ===========

The following table summarizes on a pro forma basis as of June 27, 1999, after giving effect to the conversion into common stock of all of the outstanding shares of our Series A and Series C preferred stock and the reverse stock split, the number of shares of common stock purchased from us, the total consideration provided to us and the average price per share provided by existing stockholders
and by new investors at an assumed initial public offering price of $     per
share:

                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    ----------------------    PRICE PER
                                         NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                       ----------    -------    -----------    -------    ---------
Existing stockholders................   7,366,389          %    $25,011,115          %      $3.40
New investors........................
                                                     ------     -----------    ------       -----
          Total......................                 100.0%    $               100.0%      $
                                       ==========    ======     ===========    ======       =====

This discussion and table assume no exercise of outstanding options or warrants. As of the date hereof, there were options and warrants outstanding to purchase a total of 2,632,240 shares of common stock at a weighted average exercise price of $2.93 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
        (IN THOUSANDS, EXCEPT SHARE, PER SHARE DATA AND OPERATING DATA)

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to such statements and the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19. The selected consolidated statements of operations for the fiscal years ended March 31, 1997, 1996 and 1995 and the selected consolidated balance sheet data as of March 31, 1997, 1996 and 1995 are derived from the audited financial statements of our predecessor. The selected consolidated statements of operations data set forth below for the period from April 1, 1997 through July 22, 1997, the period from July 23, 1997 through March 29, 1998 and the fiscal year ended March 28, 1999, and the selected consolidated balance sheet data as of March 29, 1998 and March 28, 1999 have been derived from the financial statements of our company and Jillian's Entertainment Corporation, our predecessor, audited by KPMG LLP, independent auditors, which are included elsewhere in this prospectus. The selected consolidated financial information presented below for the quarters ended June 28, 1998 and June 27, 1999 is derived from the unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all material adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for such periods. The results of operations for the quarter ended June 27, 1999 are not necessarily indicative of the results to be expected for the remainder of the fiscal year ending March 26, 2000.

                                                  PREDECESSOR(1)                                    COMPANY
                                 -------------------------------------------------   -------------------------------------
                                                                                                       TOTAL      FISCAL
                                                                        PERIOD          PERIOD        FISCAL       YEAR
                                         FISCAL YEAR ENDED               FROM            FROM          YEAR        ENDED
                                 ---------------------------------   -------------   -------------   ---------   ---------
                                                                     APRIL 1, 1997   JULY 23, 1997
                                                                        THROUGH         THROUGH
                                 MARCH 31,   MARCH 31,   MARCH 31,     JULY 22,        MARCH 29,     MARCH 29,   MARCH 28,
                                   1995        1996        1997          1997            1998         1998(2)      1999
                                 ---------   ---------   ---------   -------------   -------------   ---------   ---------

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues.......................   $8,024      $12,000     $13,216       $3,876          $13,681       $17,557     $59,708
Costs and expenses:
Unit operating costs...........
  Cost of sales................    1,749        2,737       2,984          869            3,145         4,014      13,138
  Labor........................    1,870        2,746       3,045          901            3,445         4,346      13,453
  Rent.........................    1,224        1,685       1,869          698            1,556         2,254       5,508
  Depreciation and
    amortization...............      524          657         965          314            1,475         1,789       4,690
  Direct operating costs.......    1,590        2,476       2,622          828            2,784         3,612      13,974
                                  ------      -------     -------       ------          -------       -------     -------
         Total unit operating
           costs...............    6,957       10,301      11,485        3,610           12,405        16,015      50,763
                                  ------      -------     -------       ------          -------       -------     -------
Pre-opening costs..............      535           --          --           --              118           118       2,245
General and administrative.....    1,145        1,707       1,690          556            2,446         3,002       6,241
Asset impairment loss..........       --           --         450          250              225           475          --
                                  ------      -------     -------       ------          -------       -------     -------
         Total costs and
           expenses............    8,637       12,008      13,625        4,416           15,194        19,610      59,249
                                  ------      -------     -------       ------          -------       -------     -------
Income (loss) from
  operations...................     (613)          (8)       (409)        (540)          (1,513)       (2,053)        459
                                  ------      -------     -------       ------          -------       -------     -------
Other (income) expense:
  Interest expense.............   $   98      $   197     $   332       $  110          $   169       $   279     $ 2,544
  Interest and other expense
    (income), net..............      152          189         201           (6)              21            15        (164)
                                  ------      -------     -------       ------          -------       -------     -------
         Total other expense,
           net.................      250          386         533          104              190           294       2,380
                                  ------      -------     -------       ------          -------       -------     -------
Loss before income taxes and
  cumulative effect of change
  in accounting principle......     (863)        (394)       (942)        (644)          (1,703)       (2,347)     (1,921)
Income taxes...................       --           --          --           --               95            95         172
                                  ------      -------     -------       ------          -------       -------     -------
Loss before cumulative effect
  of change in accounting
  principle....................     (863)        (394)       (942)        (644)          (1,798)       (2,442)     (2,093)
Cumulative effect of change in
  accounting principle.........       --           --          --           --               --            --         390
                                  ------      -------     -------       ------          -------       -------     -------
Net loss.......................     (863)        (394)       (942)        (644)          (1,798)       (2,442)     (2,483)

                                       COMPANY
                                 -------------------

                                    QUARTER ENDED
                                 -------------------

                                 JUNE 28,   JUNE 27,
                                   1998       1999
                                 --------   --------
                                     (UNAUDITED)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues.......................  $10,517    $20,154
Costs and expenses:
Unit operating costs...........
  Cost of sales................    2,380      4,232
  Labor........................    2,554      4,799
  Rent.........................    1,000      1,519
  Depreciation and
    amortization...............      611      1,857
  Direct operating costs.......    2,382      5,131
                                 -------    -------
         Total unit operating
           costs...............    8,927     17,538
                                 -------    -------
Pre-opening costs..............      309        980
General and administrative.....    1,381      2,257
Asset impairment loss..........       --         --
                                 -------    -------
         Total costs and
           expenses............   10,617     20,775
                                 -------    -------
Income (loss) from
  operations...................     (100)      (621)
                                 -------    -------
Other (income) expense:
  Interest expense.............  $   161    $ 2,682
  Interest and other expense
    (income), net..............       --          4
                                 -------    -------
         Total other expense,
           net.................      161      2,686
                                 -------    -------
Loss before income taxes and
  cumulative effect of change
  in accounting principle......     (261)    (3,307)
Income taxes...................       45         32
                                 -------    -------
Loss before cumulative effect
  of change in accounting
  principle....................     (306)    (3,339)
Cumulative effect of change in
  accounting principle.........      390         --
                                 -------    -------
Net loss.......................     (696)    (3,339)

                                                  PREDECESSOR(1)                                    COMPANY
                                 -------------------------------------------------   -------------------------------------
                                                                                                       TOTAL      FISCAL
                                                                        PERIOD          PERIOD        FISCAL       YEAR
                                         FISCAL YEAR ENDED               FROM            FROM          YEAR        ENDED
                                 ---------------------------------   -------------   -------------   ---------   ---------
                                                                     APRIL 1, 1997   JULY 23, 1997
                                                                        THROUGH         THROUGH
                                 MARCH 31,   MARCH 31,   MARCH 31,     JULY 22,        MARCH 29,     MARCH 29,   MARCH 28,
                                   1995        1996        1997          1997            1998         1998(2)      1999
                                 ---------   ---------   ---------   -------------   -------------   ---------   ---------

Dividends on redeemable
  convertible preferred
  stock........................       --           --          --           --           (1,016)       (1,016)     (2,349)
                                  ------      -------     -------       ------          -------       -------     -------
Net loss attributable to common
  stockholders.................   $ (863)     $  (394)    $  (942)      $ (644)         $(2,814)      $(3,458)    $(4,832)
                                  ======      =======     =======       ======          =======       =======     =======
Net loss per common
  share -- basic and diluted...   $ (.11)     $  (.04)    $  (.10)      $ (.07)         $ (1.61)      $ (1.98)    $ (2.74)
                                  ======      =======     =======       ======          =======       =======     =======
PROFORMA DATA:(3)
Pro forma net loss per
  share -- basic and diluted...                                                                                   $  (.44)
                                                                                                                  =======
Pro forma common shares assumed
  outstanding -- basic and
  diluted......................                                                                                  7,366,389
OPERATING DATA:
Increase in revenues from
  comparable units(4)..........                               3.0%                                        2.2%        7.6%
Units open at end of period....                                10                                          16          22

                                       COMPANY
                                 -------------------

                                    QUARTER ENDED
                                 -------------------

                                 JUNE 28,   JUNE 27,
                                   1998       1999
                                 --------   --------
                                     (UNAUDITED)
Dividends on redeemable
  convertible preferred
  stock........................     (385)      (944)
                                 -------    -------
Net loss attributable to common
  stockholders.................  $(1,081)   $(4,283)
                                 =======    =======
Net loss per common
  share -- basic and diluted...  $  (.61)   $ (2.43)
                                 =======    =======
PROFORMA DATA:(3)
Pro forma net loss per
  share -- basic and diluted...             $  (.52)
                                            =======
Pro forma common shares assumed
  outstanding -- basic and
  diluted......................             7,366,389
OPERATING DATA:
Increase in revenues from
  comparable units(4)..........     17.4%       7.6%
Units open at end of period....       19         25

                                                             PREDECESSOR(1)                            COMPANY
                                                   -----------------------------------    ----------------------------------
                                                   MARCH 31,    MARCH 31,    MARCH 31,    MARCH 29,    MARCH 28,    JUNE 27,
                                                     1995         1996         1997         1998         1999         1999
                                                   ---------    ---------    ---------    ---------    ---------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................    $ 564        $ 646        $ 622       $  851       $3,211      $   732
Total assets.....................................    7,847        9,904        8,704       23,242       75,948       88,601
Total debt, including current portion............    2,052        2,899        2,718        5,110       37,108       56,055
Preferred stock(5)...............................       --           --           --       13,116       25,565       26,509
Common stockholders' equity (deficit)(5).........    3,112        2,844        1,903         (822)      (5,629)      (9,912)

---------------------------------------------
(1)The information for the fiscal years ended and as of March 31, 1995, 1996 and 1997 and the period from April 1, 1997 through July 22, 1997 relates to Jillian's Entertainment Corporation, our predecessor. See "Business -- Our History" on page 41 and Note 1 of the Notes to the Consolidated Financial Statements.

(2)The total year ended March 29, 1998 reflects the combined results of our predecessor for the period beginning April 1, 1997 and ending July 22, 1997 and of our company for the period beginning July 23, 1997 and ending March 29, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" on page 19 and Note 1 of Notes to the Consolidated Financial Statements.

(3)Pro forma information gives effect to the issuance of 5,605,992 shares of common stock upon the conversion of all outstanding shares of Series A and Series C preferred stock upon closing of this offering. The outstanding amounts for preferred stock include dividends on such stock accrued but not paid through the respective dates presented. Accrued and unpaid dividends will not be paid on conversion of the Series A and Series C preferred stock. As a result, on such conversion common stockholders' deficit will be reduced by the amount of such accrued and unpaid dividends. On redemption of shares of our Series B preferred stock, accrued and unpaid dividends on these shares will be declared and paid to the holders of these shares.

(4)A unit is included in the calculation of increase in revenues from comparable units after 18 full monthly periods of operation. See "Management's Discussion and Analysis of Financial Condition and Results of
   Operations -- Overview" beginning on page 19 for a discussion of adjustments made in connection with an acquisition.

(5)The outstanding amounts for preferred stock include dividends on such stock accrued but not paid through the respective dates presented. As the Series C preferred stock were issued after June 27, 1999, the outstanding amounts for preferred stock do not include any dividends on such stock. Accrued and unpaid dividends will not be paid on conversion of our Series A and Series C preferred stock. As a result, on such conversion common stockholders' deficit will be reduced by the amount of such accrued and unpaid dividends. On redemption of our Series B preferred stock, accrued and unpaid dividends on these shares will be declared and paid to the holders of the shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this prospectus.

OVERVIEW

We operate 27 entertainment and dining facilities located throughout the United States. Our facilities offer a wide variety of socially interactive attractions in an upscale, high energy atmosphere.

The Jillian's concept began in 1988 as an upscale billiards club. From our inception through mid-1997, our concept evolved to feature pub fare and a limited number of electronic games. By 1997, ten units were open throughout the United States. These units are in facilities occupying between 7,000 and 25,000 square feet.

On July 23, 1997, we acquired Jillian's Entertainment Corporation in a purchase and merger transaction. Prior to this transaction, Jillian's Entertainment Corporation was the holding company for the original ten Jillian's units. As part of the 1997 purchase and merger transaction, J.W. Childs Equity Partners L.P. and its co-investors purchased $12.0 million of our Series A preferred stock. The 1997 purchase and merger transaction, which was recorded using the purchase method of accounting, resulted in the recognition of $5.8 million of goodwill, which is being amortized over 20 years on a straight-line basis.

The investment capital we received in connection with this transaction provided us with the opportunity to broaden and improve the Jillian's concept and to increase our rate of expansion. From the date of the transaction through the end of fiscal 1998, we opened six new units. When opened, each of these locations featured one or more early versions of our current entertainment and dining prototype venues, in addition to upscale billiards, and were in locations of less than 20,000 square feet. As we continued to refine our concept through the opening of new units, we began to identify advantages of larger multi-venue complexes. We believe these advantages include broader consumer appeal and the opportunity for an improved return on investment, in part due to crossover of guests among venues and the greater construction allowances available for larger units. Since the end of fiscal 1998, we have opened ten additional units, all but one of which exceed 19,000 square feet and three of which exceed 40,000 square feet. We plan to open four more complexes in fiscal 2000, all of which are expected to exceed 40,000 square feet. Our accelerated pace of new unit openings, combined with the increasingly larger size of our facilities, led to significant increases in fiscal 1998 and 1999 in various expenses, both in dollar amounts and as a percentage of total revenues. These expenses were primarily depreciation and pre-opening costs. We also incurred higher interest expenses by drawing on our line of credit to fund our growth. As a result of our significant growth in fiscal 1998 and 1999, comparisons of certain of our operating results with prior periods may not be meaningful.

In May 1998, we purchased for $6.3 million the business of America Live and Phoenix Live, which consists of two mall-based, multi-venue entertainment facilities located in the Mall of America in Minneapolis, Minnesota and in Phoenix, Arizona. This acquisition was accounted for using the purchase method of accounting effective from the date of acquisition. Accordingly, the results of operations presented in this document have not been restated to include the results of operations of these locations prior to the date of acquisition. This transaction resulted in the recognition of $4.9 million of goodwill, which is being amortized over twenty years on a straight line basis. This acquisition was motivated by, and has confirmed our beliefs about, the importance of larger unit size to our operations and has also illustrated the benefits of the steady presence of guests in a mall environment.

The collective learning gained from our ten years of operating experience, combined with the evolution of the Jillian's concept over the past two years, has resulted in our plan to focus on opening large, multi-venue units ranging from 40,000 to 60,000 feet, which include various combinations of our prototype entertainment and dining venues.

Our revenues are primarily derived from food, beverage and entertainment sales. Food sales include revenues from both food and non-alcoholic beverages. Beverage sales include all revenues from alcoholic beverages. Entertainment sales include revenues from the rental of billiard tables, revenues from games, bowling revenues, cover charges from dance venues and retail sales. As a percentage of sales, we incur the highest cost for food, followed by beverages, with entertainment costs being significantly lower.

Generally, our experience has been that during the first few months after opening a unit, sales at the unit are higher than we expect to experience on an ongoing basis. Accordingly, a unit is included in the calculation of increase in revenues from comparable units after the eighteenth full monthly period of that unit's operation. This method is applied to all units, except for Long Beach, which was identified in mid-1997 as a unit that would be closed. Unit remodels and expansions are not treated as new units for purposes of calculating comparable units sales. We began to include the America Live and Phoenix Live units in our comparable unit sales calculations beginning with the first full month of operations following their date of acquisition because they had been open for more than eighteen calendar months on that date. Revenues from these units are included in the calculations of comparable unit revenues for fiscal year 1999 and the quarters ended June 28, 1998 and June 27, 1999. The financial information we received for these units for periods prior to our May 1998 acquisition is on a calendar basis and cannot be directly used in our comparable unit revenue calculations, which are based on four and five-week fiscal months. Accordingly, in the calculation of comparable unit revenues for the quarter ended June 28, 1998 and fiscal year 1999, we compared revenues from the America Live and Phoenix Live units for the more recent fiscal month periods against adjusted revenues for those units in the corresponding earlier calendar month periods. In these adjustments, we increased revenues proportionately in the earlier calendar periods to account for the five fewer days in the calendar information used for calculation of comparable unit revenues for the quarter ended June 28, 1998 and the two fewer days in the calendar information used for the calculation for fiscal year 1999. A similar adjustment was not necessary for the calculation of comparable unit revenues for the quarter ended June 27, 1999 because the America Live and Phoenix Live units were included for the same number of days in the two periods being compared. The comparable unit revenues for the quarter ended June 28, 1998 were positively impacted by the expansion of two units in the comparable unit base.

Unit operating costs include cost of sales, labor, rent, depreciation and amortization, and direct operating costs. Direct operating costs include payroll taxes, costs of supplies, advertising, utilities, and property taxes. Depreciation and amortization includes depreciation on capital expenditures, principally for facilities and equipment, and the amortization of goodwill associated with the 1997 purchase and merger transaction and the acquisition of America Live and Phoenix Live. Other expenses include pre-opening costs, general and administrative expenses and expenses associated with the impairment of underperforming units. Pre-opening costs consist of expenses incurred prior to opening new locations and are comprised principally of labor, rents, advertising, food costs and other general and administrative expenses. General and administrative expenses are composed of expenses associated with corporate and administrative functions that support development and operation of units, and also includes depreciation and amortization expenses that are not associated with units.

The discussion below for the fiscal year ended March 29, 1998 is based on the combined results of operations of Jillian's Entertainment Corporation for the period from April 1, 1997 through July 22, 1997, and for our company for the period from July 23, 1997, the date of the transaction, to March 29, 1998. We have not presented separate discussions of each of these periods because we believe it would not be meaningful.

We operate and report financial results using a 52 or 53 week fiscal year ending on the last Sunday in March. There were 52 weeks in each of our last two fiscal years. The quarters ended June 27, 1999 and June 29, 1998 each consisted of 13 weeks. Our fiscal quarters include two four-week periods followed by a five-week period.

RESULTS OF OPERATIONS

The following table presents the consolidated statements of operations of our company expressed as percentages of revenue:

                                              PREDECESSOR                                         COMPANY
                          ----------------------------------------------------   -----------------------------------------
                                                                PERIOD FROM        PERIOD FROM
                                     YEAR ENDED               ----------------   ---------------   TOTAL YEAR   YEAR ENDED
                          ---------------------------------    APRIL 1, 1997      JULY 23, 1997    ----------   ----------
                          MARCH 31,   MARCH 31,   MARCH 31,          TO                TO          MARCH 29,    MARCH 28,
                            1995        1996        1997       JULY 22, 1997     MARCH 29, 1998     1998(1)        1999
                          ---------   ---------   ---------   ----------------   ---------------   ----------   ----------
Revenues................    100.0%      100.0%      100.0%         100.0%             100.0%         100.0%       100.0%
Costs and expenses:
  Unit operating costs:
    Cost of sales.......     21.8%       22.8%       22.6%          22.4%              23.0%          22.9%        22.0%
    Labor...............     23.3%       22.9%       23.0%          23.2%              25.2%          24.8%        22.5%
    Rent................     15.3%       14.0%       14.1%          18.0%              11.4%          12.8%         9.2%
    Depreciation and
      amortization......      6.5%        5.5%        7.3%           8.1%              10.8%          10.2%         7.9%
    Direct operating
      costs.............     19.8%       20.6%       19.8%          21.4%              20.3%          20.6%        23.4%
                            -----       -----       -----          -----              -----          -----        -----
Total unit operating
  costs.................     86.7%       85.8%       86.8%          93.1%              90.7%          91.3%        85.0%
  Pre-opening costs.....      6.7%        0.0%        0.0%           0.0%               0.9%           0.7%         3.8%
  General and
    administrative......     14.3%       14.2%       12.8%          14.3%              17.9%          17.1%        10.5%
  Asset impairment
    loss................      0.0%        0.0%        3.4%           6.4%               1.6%           2.7%         0.0%
                            -----       -----       -----          -----              -----          -----        -----
Income (loss) from
  operations............     (7.7%)       0.0%       (3.0%)        (13.8%)            (11.1%)        (11.8%)        0.8%
                            -----       -----       -----          -----              -----          -----        -----
Other (income) expense:
  Interest expense......      1.2%        1.6%        2.5%           2.8%               1.2%           1.6%         4.3%
  Interest and other
    expense (income)
    net.................      1.9%        1.6%        1.5%          (0.2%)              0.2%           0.1%        (0.3%)
                            -----       -----       -----          -----              -----          -----        -----
  Total other expense,
    net.................      3.1%        3.2%        4.0%           2.6%               1.4%           1.7%         4.0%
                            -----       -----       -----          -----              -----          -----        -----
Loss before income taxes
and cumulative effect of
change in accounting
principle...............    (10.8%)      (3.2%)      (7.0%)        (16.6%)            (12.5%)        (13.5%)       (3.2%)
Income taxes............      0.0%        0.0%        0.0%           0.0%               0.7%           0.5%         0.3%
                            -----       -----       -----          -----              -----          -----        -----
Loss before cumulative
  effect of change in
  accounting
  principle.............    (10.8%)      (3.2%)      (7.0%)        (16.6%)            (13.2%)        (14.0%)       (3.5%)
Cumulative effect of
  change in accounting
  principle.............      0.0%        0.0%        0.0%           0.0%               0.0%           0.0%        (0.7%)
                            -----       -----       -----          -----              -----          -----        -----
Net loss................    (10.8%)      (3.2%)      (7.0%)        (16.6%)            (13.2%)        (14.0%)       (4.2%)
                            =====       =====       =====          =====              =====          =====        =====

                                COMPANY
                          -------------------
                             THREE MONTHS
                                 ENDED
                          -------------------
                          JUNE 28,   JUNE 27,
                            1998       1999
                          --------   --------
Revenues................   100.0%     100.0%
Costs and expenses:
  Unit operating costs:
    Cost of sales.......    22.6%      21.0%
    Labor...............    24.3%      23.8%
    Rent................     9.5%       7.5%
    Depreciation and
      amortization......     5.8%       9.2%
    Direct operating
      costs.............    22.6%      25.5%
                           -----      -----
Total unit operating
  costs.................    84.8%      87.0%
  Pre-opening costs.....     2.9%       4.9%
  General and
    administrative......    13.1%      11.2%
  Asset impairment
    loss................     0.0%       0.0%
                           -----      -----
Income (loss) from
  operations............    (0.8%)     (3.1%)
                           -----      -----
Other (income) expense:
  Interest expense......     1.5%     (13.3%)
  Interest and other
    expense (income)
    net.................     0.0%       0.0%
                           -----      -----
  Total other expense,
    net.................     1.5%      13.3%
                           -----      -----
Loss before income taxes
and cumulative effect of
change in accounting
principle...............    (2.3%)    (16.4%)
Income taxes............     0.4%       0.2%
                           -----      -----
Loss before cumulative
  effect of change in
  accounting
  principle.............    (2.7%)    (16.6%)
Cumulative effect of
  change in accounting
  principle.............    (3.7%)      0.0%
                           -----      -----
Net loss................    (6.4%)    (16.6%)
                           =====      =====

---------------------------------------------
(1)The total year ended March 29, 1998 reflects the combined results of the predecessor for the period beginning April 1, 1997 and ending July 22, 1997 and of the Company for the period beginning July 23, 1997 and ended March 29, 1998.

QUARTER ENDED JUNE 27, 1999 COMPARED TO QUARTER ENDED JUNE 28, 1998

REVENUES. Total revenues increased by $9.6 million, or 91.6%, to $20.2 million for the quarter ended June 27, 1999 from $10.5 million for the quarter ended June 28, 1998. This increase was attributable to revenues of $7.3 million from eight units opened since the beginning of the quarter ended June 28, 1998, and to revenues of approximately $2.2 million from the inclusion in revenues of the America Live and Phoenix Live units for the full 1999 quarter.

Comparable unit revenues for the 1999 quarter were $9.0 million, an increase of 7.6% over the same period in 1998. For the quarter ended June 27, 1999, food sales were 25.8% of total revenues as compared to 25.1% for the quarter ended June 28, 1998 and beverage sales were 48.4% of total revenues for the quarter ended June 27, 1999, down from 54.3% of total revenues for the comparable period last year. Entertainment revenues were 25.8% of total revenues for the quarter ended June 27, 1999, an increase from the 20.6% of total revenues for the comparable period last year.

COST OF SALES. Cost of sales decreased to 21.0% of total revenues for the quarter ended June 27, 1999 from 22.6% in 1998. This decrease was attributable to a shift in the total revenue mix from higher cost beverage sales to relatively low cost entertainment sales.

LABOR. Labor expense increased by $2.2 million to $4.8 million in the quarter ended June 27, 1999 from $2.6 million in the quarter ended June 28, 1998. Labor expense decreased as a percentage of total revenues to 23.8% for the quarter ended June 27, 1999 from 24.3% in the same period in 1998.

RENT. Rent expense increased by $519,000 to $1.5 million in the quarter ended June 27, 1999 from $1.0 million in the quarter ended June 28, 1998. Rent expense decreased as a percentage of total revenues to 7.5% for the quarter ended June 27, 1999 from 9.5% in 1998. The decrease is primarily attributable to revenue from two owned properties for which no rent expense was incurred in the 1999 quarter. Excluding revenue from these properties, rent expense was 8.8% of total revenues in the quarter ended June 27, 1999. We have entered into sale/leaseback agreements for these owned properties and expect that rent expense for these units will begin in September 1999.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $1.2 million to $1.9 million for the quarter ended June 27, 1999 from $611,000 in the same period in 1998. Depreciation and amortization increased as a percentage of total revenues to 9.2% for the quarter ended June 27, 1999 from 5.8% in the same period in 1998. The increase is attributable to increased capital expenditures associated with the development of new units and the remodeling and expansion of existing units and a full quarter of amortization of the goodwill associated with the acquisition of America Live and Phoenix Live.

DIRECT OPERATING COSTS. Direct operating costs increased by $2.7 million to $5.1 million for the quarter ended June 27, 1999 from $2.4 million for the quarter ended June 28, 1998. Direct operating costs increased as a percentage of total revenues to 25.5% in the quarter ended June 27, 1999 from 22.6% in the same period in 1998. The increase is primarily attributable to higher advertising expenses in new units.

PRE-OPENING COSTS. In the quarter ended June 28, 1998, we changed our method of accounting for pre-opening costs in accordance with Statement of Position 98-5 of the Financial Accounting Standards Board, Reporting on the Costs of Start-Up Activities. Prior to this change, pre-opening costs were capitalized and amortized over the first 12 months of operations. Under the new method of accounting, pre-opening costs are expensed as they are incurred. The cumulative effect of this change in accounting, net of tax, resulted in an expense totaling $390,000 related to the unamortized pre-opening costs as of March 28, 1998. Pre-opening costs increased by $671,000 to $980,000 for the quarter ended June 27, 1999 from $309,000 incurred in the same period in 1998. These expenses were primarily associated with three unit openings for which expenses were incurred in the quarter ended June 27, 1999 as compared with one opening for which expenses were incurred in the quarter ended June 28, 1998.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $876,000 to $2.3 million for the quarter ended June 27, 1999 from $1.4 million for the quarter ended June 28, 1998. The increase is primarily attributable to the addition of corporate and field management personnel to support and manage our expansion efforts. General and administrative expenses decreased as a percentage of total revenues to 11.2% for the quarter ended June 27, 1999 from 13.1% for the same period in 1998.

INTEREST EXPENSE. Interest expense increased by $2.5 million to $2.7 million for the quarter ended June 27, 1999 from $161,000 for the same period in 1998. The increase is attributable primarily to the put obligation under the warrants issued in connection with our senior credit facility. Additional borrowings on the credit facility, and an increase in capital lease obligations in connection with our growth also contributed to this increase.

INCOME TAXES. Income tax expense is comprised only of state and local income and franchise taxes. Income tax decreased by $13,000 to $32,000 in the quarter ended June 27, 1999 from $45,000 in the quarter ended June 28, 1998. We did not record a Federal or state income tax benefit related to operating losses incurred in either the quarter ended June 27, 1999 or the quarter ended June 28, 1998, as we have not yet determined when, or if, any tax benefit will be realized.

FISCAL YEAR ENDED MARCH 28, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 29, 1998

REVENUES. Total revenues increased by $42.2 million, or 240%, to $59.7 million in fiscal 1999 from $17.6 million in fiscal 1998. This increase was attributable to $22.7 million in revenues generated by new units opened during fiscal years 1998 and 1999, and $16.5 million in revenues from the acquisition of the America Live and Phoenix Live units. Comparable unit revenues in fiscal 1999, including America Live and Phoenix Live, were $29.8 million, an increase of 7.6% over fiscal 1998.

For fiscal 1999, food revenue was 26.9% of total revenues, up from 19.4% of total revenue in fiscal 1998. The increase in food revenue as a percentage of total revenue is attributable to the increase in square footage allocated to restaurant venues in our newer locations. Beverage revenue was 51.9% of total revenues in fiscal 1999 compared to 54.8% in fiscal 1998. Entertainment revenue was 21.7% of total revenues in fiscal 1999 compared to 25.8% in fiscal 1998. These changes in our revenue mix were primarily attributable to the different sales mix of our America Live and Phoenix Live units acquired in fiscal 1999.

COST OF SALES. Cost of sales decreased as a percent of revenue to 22.0% in fiscal 1999 from 22.9% in fiscal 1998.

LABOR. Labor expense increased by $9.1 million to $13.5 million in fiscal 1999 from $4.3 million in fiscal 1998. Labor expense decreased as a percentage of total revenues to 22.5% in 1999 from 24.8% in fiscal 1998.

RENT. Rent expense increased $3.3 million to $5.5 million in fiscal 1999 from $2.3 million in fiscal 1998. Rent expense decreased as a percentage of total revenues to 9.2% from 12.8% in 1998. The decrease in rent expense as a percentage of total revenues was primarily attributable to lower rent costs associated with the units that opened in fiscal 1998 and fiscal 1999 which were located in urban warehouse-type locations with lower than average rents.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $2.9 million to $4.7 million in fiscal 1999 from $1.8 million in fiscal 1998. This increase is primarily due to a full year of depreciation on the six units opened in the second half of fiscal 1998, the partial year impact for the six units opened in fiscal 1999 and the depreciation and amortization of goodwill associated with the acquisition of the America Live and Phoenix Live units in fiscal 1999.

DIRECT OPERATING COSTS. Direct operating costs increased by $10.4 million to $14.0 million in fiscal 1999 from $3.6 million in fiscal 1998. Direct operating costs as a percentage of total revenues increased to 23.4% of revenues in fiscal 1999 compared to 20.6% in fiscal 1998. This increase is attributable to higher property taxes associated with the America Live and Phoenix Live units in fiscal 1999.

PRE-OPENING COSTS. Pre-opening costs increased by $2.1 million to $2.2 million in fiscal 1999 from $118,000 in fiscal 1998. Pre-opening costs in fiscal 1998 are not meaningful when compared to fiscal 1999,

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

due to the change in accounting principle described above. Pre-opening costs on a per unit basis have increased in tandem with the increase in the size and complexity of our new units.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased by $3.2 million to $6.2 million in fiscal 1999 from $3.0 million in fiscal 1998. This increase was primarily due to the addition of corporate employees and field management personnel required to support and manage our expansion efforts. General and administrative expense decreased as a percentage of total revenues to 10.5% in fiscal 1999 from 17.1% in fiscal 1998.

ASSET IMPAIRMENT LOSSES. In fiscal 1998, we recorded a $475,000 expense related to the impairment of the assets at our former Long Beach unit based upon our determination of the estimated fair value of these assets. This unit was identified for closure during mid-1997 and was closed in September 1998.

INTEREST EXPENSE. Interest expense increased by $2.3 million to $2.5 million in fiscal 1999 from $279,000 in fiscal 1998. This increase is attributable to additional borrowings and an increase in capital lease obligations to fund our growth.

INCOME TAXES. Income tax expense in fiscal 1999 and fiscal 1998 is comprised only of state and local income and franchise taxes. Income tax increased by $77,000 to $172,000 in fiscal 1999 from $95,000 in fiscal 1998. We did not record a Federal or state income tax benefit related to operating losses incurred in either fiscal 1999 or fiscal 1998, as we have not yet determined when, or if, any tax benefit will be realized.

FISCAL YEAR ENDED MARCH 29, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

REVENUES. Total revenues increased by $4.3 million, or 32.8%, to $17.6 million in fiscal 1998 from $13.2 million in fiscal 1997. This increase was attributable in part to revenues of $4.6 million from six new units opened in fiscal 1998. Comparable unit revenues for fiscal 1998 were $11.8 million, an increase of 2.2% over fiscal 1997. The increase in revenue was partially offset by a decrease of $657,000 in revenues at our former Long Beach unit to $453,000 in fiscal 1998 from $1.1 million in fiscal 1997.

COST OF SALES. Cost of sales increased as a percentage of total revenues to 22.9% of total revenues in fiscal 1998 from 22.6% in fiscal 1997.

LABOR. Labor expense increased by $1.3 million to $4.3 million in fiscal 1998 from $3.0 million in fiscal 1997. Labor expense increased as a percentage of total revenues to 24.8% in fiscal 1998 from 23.0% in fiscal 1997.

RENT. Rent expense increased by $385,000 to $2.3 million in fiscal 1998 from $1.9 million in fiscal 1997. Rent expense decreased as a percentage of total revenues to 12.8% in fiscal 1998 from 14.1% in fiscal 1997. The decrease is attributable to lower rent expenses in new units opened during fiscal 1998.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $824,000 million to $1.8 million in fiscal 1998 from $1.0 million in fiscal 1997. The increase is attributable to depreciation associated with new units opened during fiscal 1998 and the amortization of goodwill associated with the 1997 purchase and merger transaction completed in fiscal 1998.

DIRECT OPERATING COSTS. Direct operating costs increased by $1.0 million to $3.6 million in fiscal 1998 from $2.6 million in fiscal 1997. Direct operating costs increased as a percentage of total revenues to 20.6% in fiscal 1998 from 19.8% in fiscal 1997.

PRE-OPENING COSTS. Pre-opening costs were $118,000 for fiscal 1998. No pre-opening costs were incurred in fiscal 1997.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $1.3 million to $3.0 million in fiscal 1998 from $1.7 million in fiscal 1997. This increase is primarily due to the addition of corporate employees and field management personnel required to support and manage our expansion efforts. General and administrative expense increased as a percentage of total revenues to 17.1% in fiscal 1998 from 12.8% in fiscal 1997.

ASSET IMPAIRMENT LOSSES. During the third quarter of fiscal 1997, we began actively pursuing the sale of our Long Beach unit. Based upon our determination that the estimated net proceeds from the sale would not be sufficient to recover the carrying value of the long-lived assets, a charge of $450,000 for the estimated impairment was recorded in fiscal 1997. In fiscal 1998, we recognized an additional impairment loss of $475,000 related to the long-lived assets at the Long Beach unit based upon our determination of the estimated fair value of these assets.

INTEREST EXPENSE. Interest expense decreased by $53,000 to $279,000 in fiscal 1998 from $332,000 in fiscal 1997. The decrease is attributable to lower balances on our credit facilities as proceeds remained available from our sale of Series A preferred stock to JWC Equity Partners, L.P. and its co-investors.

INCOME TAXES. Income tax expense in fiscal 1998 is comprised only of state and local income and franchise taxes. Income tax was $95,000 in fiscal 1998. We incurred no income tax in fiscal 1997. We did not record a Federal or state income tax benefit related to operating losses incurred in either fiscal 1999 or fiscal 1998, as we have not yet determined when, or if, any tax benefit will be realized.

QUARTERLY RESULTS

Our quarterly operating results fluctuate significantly as a result of a variety of factors, including seasonality, the timing of new unit openings and related expenses, profitability of new units, increases or decreases in comparable unit revenues, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, and weather. Historically, revenues in most of our facilities have been lower during the summer months of each year. As a result, we expect lower revenues and earnings to occur during the second quarter of each fiscal year. In the past we have also experienced significant variability in pre-opening costs from quarter to quarter. These fluctuations are primarily a function of the timing of new unit openings. We typically incur the most significant portion of our pre-opening costs associated with a given unit within the eight weeks immediately preceding its opening, and during the month in which, the unit is opened. In addition, our experience has been that labor and cost of sales, and some direct costs associated with a newly opened unit for the first three to six months of operation, are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of total revenues. Accordingly, the volume and timing of new unit openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly pre-opening costs, labor, cost of sales, and some direct costs.

We anticipate that in the quarter ended September 26, 1999, we will record an additional dividend on our Series C preferred stock as a result of the issuance of shares of this series with a rate that may be lower than the then-anticipated initial public offering price.

We also anticipate that in the quarter ended September 26, 1999, we will incur additional interest expense associated with the warrants issued in connection with our senior credit facility.

We expect the combination of these two items to result in a reduction to net
income available for common stockholders of $     .

LIQUIDITY AND CAPITAL RESOURCES

We require capital primarily for the development and construction of new multi-venue entertainment and dining complexes and the costs of hiring management and staff to develop and implement our expansion strategy. To date, we have funded our capital requirements with bank borrowings and private placements of preferred stock and debt. We generated cash from operations of $9.7 million in fiscal 1999. We used cash from operations of $4.0 million in the first quarter ended June 27, 1999 and generated cash from operations of $805,000 in fiscal 1998 and $706,000 in fiscal 1997.

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

In July 1997, we issued $12.0 million of our Series A preferred stock to J.W. Childs Equity Partners, L.P. and its co-investors. For funds received in November 1998, we issued $10.0 million of our Series B preferred stock to JWC Equity Funding, Inc. For funds received in July and August 1999, we issued, in aggregate, $10.2 million of our Series C preferred stock to J.W. Childs Equity Partners, L.P., its co-investors and certain of our current stockholders.

On October 14, 1998, Jillian's Entertainment Corporation, our wholly owned subsidiary, entered into a senior credit facility with Fleet National Bank and another lender. This facility consists of a $17.5 million term facility and $27.5 million revolving facility, each of which matures on October 14, 2001. The revolving facility includes a $1.5 million sub-limit for the issuance of letters of credit. This credit facility is currently fully drawn with total borrowings outstanding of $45.0 million. Borrowings made under this facility bear interest at an annual rate equal to, at our option, a Eurodollar rate plus 3.25%, or prime rate plus 2.00%. After April 14, 2000, performance-based reductions of these rates may apply.

We and each of our domestic subsidiaries have guaranteed the obligations of Jillian's Entertainment Corporation under the senior credit facility. In addition, the obligations under the facility are secured by liens on substantially all of our and our subsidiaries' assets.

The senior credit facility contains covenants affecting our and our subsidiaries' activities, including various financial covenants and restrictions on:
      -     mergers, acquisitions and other business combinations;
      -     sales of assets;
      -     incurring indebtedness;
      -     intercompany transactions and dividends; and
      - making capital expenditures, including for the opening of new complexes.

Pursuant to the terms of the senior credit facility, and subject to applicable grace periods in certain circumstances, we would be in default upon the non-payment of principal or interest when due under such agreement, upon the non-fulfillment of covenants, including those described above, upon certain changes of control of our ownership or the ownership of certain of our subsidiaries or various other defaults described in the senior credit facility. If such a default occurs, the senior credit facility lenders would be entitled to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the senior credit facility. In such event, these lenders may require all amounts outstanding under the facility to be immediately paid in full. In addition, interest on loans in default under the senior credit facility would be required to be prepaid at 2% per annum above the rate applicable to the loan, subject to applicable laws.

Our principal capital needs arise from the development, construction and opening of new units. We incurred capital expenditures of approximately $16.1 million in the quarter ended June 27, 1999, $37.2 million in fiscal 1999 and $8.8 million in fiscal 1998. Approximately $6.0 million of the capital expenditures incurred in the last quarter of fiscal 1999 and the first quarter of fiscal 2000 were associated with the purchase of, and improvements to, our Rochester and Albany properties. We have entered into agreements to sell these properties for $6.0 million to a purchaser who has agreed to lease the properties back to us. On June 22, 1999, to finance our capital expenditures, we issued a bridge note to JWC Equity Funding, Inc., an affiliate of J.W. Childs Equity Partners, L.P., in the principal amount of $4.0 million. Interest on the note is payable quarterly at an initial rate of 9.25% for the first sixty days, and thereafter at a rate of 30% per annum. By its terms, the note is required to be repaid out of the payments that we receive under the $4.0 million promissory note issued by the buyer of our Rochester and Albany, New York properties under the sale/leaseback transaction described above. If this sale/leaseback transaction is unwound, and the buyer's promissory note is not repaid, the bridge note's final maturity is the later of June 20, 2000, or the date on which the sale and leaseback transaction is unwound as a result of such non-payment.

Typically, our capital expenditures include leasehold build-out, furniture, fixtures, and equipment. In May 1998, we purchased two America Live units for $6.3 million, including acquisition costs of $300,000.

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

The purchase price was paid with a $3.8 million cash payment and the issuance of a $2.5 million promissory note. This note bears interest at a rate of 10% per year payable quarterly and is due in May 2001.

We generally purchase electronic game and bowling equipment through capital leases. With the exception of bowling equipment, these leases are typically for two to three year terms, with buyout options for nominal amounts at lease termination. Leases for bowling equipment typically are ten years. As of the date of this prospectus, our future minimum lease payments for capital leases are the following approximate amounts: $2.5 million in 2000, $1.3 million in 2001, $200,000 in 2002, and $25,000 in 2003. We plan to continue using leases to finance the purchase of equipment for new units.

We anticipate that we will require additional capital of up to approximately $10.0 million to finance our operations until the closing of this offering. We currently are negotiating to obtain additional bridge financing for this amount.

To date, most of the units we have opened have been in facilities ranging in size from 10,000 to 40,000 square feet. We anticipate that future units will primarily range from 40,000 to 60,000 square feet. We intend to open nine units in fiscal 2000, five of which have already opened. Total capital expenditures in fiscal 2000 for the opening of new units, net of capital lease obligations and cash construction allowances from landlords, are expected to be approximately $46.9 million.

In connection with the senior credit facility, we issued warrants that provide for the issuance of 204,405 shares of our common stock at an exercise price of $0.03 per share, subject to various anti-dilution and other adjustments. Upon completion of this offering and the 180-day lock-up period that follows this offering, the warrant holders will have the right to require us to purchase any shares of our common stock issuable on exercise of this warrant that they asked be registered in this offering that were not sold. Such purchase is required to be made as of the then current market price less the warrant exercise price. We plan to invite the warrant holders to include all of their warrant shares in this offering.

We intend to use the proceeds from this offering to redeem our Series B preferred stock and to repay our bridge financing. The balance of proceeds will be used to reduce the borrowings on our senior credit facility pending use to finance our expansion.

Our capital requirements, primarily associated with the development costs related to the opening of new units, have been and will continue to be significant. We will need substantial capital to finance our expansion plans, which require funds for capital expenditures, pre-opening costs and initial operating losses related to new unit openings. The adequacy of funds after this offering and our future capital requirements will depend on many factors, including the pace of our expansion, the costs and capital expenditures for new unit development, and the nature of contributions and other arrangements negotiated with landlords. Although we can make no assurances, we believe that cash flow from operations, together with the net proceeds from this offering and other anticipated resources, will be sufficient to fund our capital requirements through June 2000. We anticipate that we will require additional capital resources for periods after this date. We intend to renegotiate our credit facilities to expand our available borrowings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, our business, financial condition, operating results and cash flows could be materially adversely affected. If we issue additional equity securities, your holdings may be affected. However, we cannot predict whether our existing lender will ultimately agree to any increase in our credit facility or whether any alternative financing will be available.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires a company to record derivatives on its balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative

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

and whether it qualifies for hedge accounting. SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133 delayed the effective date of SFAS No. 133 from fiscal years beginning after June 15, 1999 to fiscal years beginning after June 15, 2000. Management has not determined the impact SFAS No. 133 will have on the company's financial position or the results of its operations.

YEAR 2000 COMPLIANCE

The "year 2000 issue" is a term used to describe the inability of some computer hardware and software to operate properly as of 2000. Traditional computer hardware and software and information technology is not the only technology at risk. Other systems such as security systems, telephone systems, credit card processing systems and other non-information technology systems could be impacted.

The year 2000 issue is centered on whether systems will properly recognize date-sensitive information. Many systems are coded to accept only two digit date data. As the year 2000 nears, systems processing date information will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." The inability of our systems, and those of our suppliers and other third parties, to recognize or properly treat dates may cause such systems not to function properly. This could result in a failure to accurately process financial, operational and other information.

We have taken, and will continue to take, actions intended to minimize the impact of the year 2000 issue, although it may be impossible to eliminate these risks entirely. Unfortunately, there is no single test that can be used to conclusively determine whether systems are immune to the year 2000 issue.

PREEXISTING SYSTEM UPGRADES

Our corporate information systems and our unit based information systems have been largely replaced in the ordinary course of business over the past year. This included installing new hardware and software systems to process our financial information, building a new information communication system, replacing slow servers, and upgrading user workstations and applications. At each of our units we installed an information communication system and replaced point-of-sale information systems and back office computer systems.

These replacements and upgrades were conducted in the ordinary course of business to support the growth of our company and have not been included in the costs discussed below. These improvements also had the incidental benefit of assisting with year 2000 readiness.

YEAR 2000 REVIEW

Risk of systems failure at the unit level include, among others, the failure of point-of-sale systems, which would force us to revert to manual sales ordering and tracking procedures for food and beverage orders and manual tracking on games that are paid for on an hourly basis. This could slow service of guests and negatively impact unit revenues. The failure of our electronic game debit card system could prevent us from offering games to our guests and could lead to the total loss of electronic game revenue. The failure of credit card processing terminals could lead to the loss of sales or the inability to properly recognize income. The failure of automated environmental control systems at one of our units could result in inhospitable conditions requiring a temporary closing.

Our back office computer systems are used to provide key financial information to our general managers, and to facilitate the communication of key financial information to our corporate offices. The failure of the back office computer system would force our general managers to revert to manual methods of ordering food and tracking labor expenses that are less efficient. This could lead to increases in food, beverage and labor costs.

Risks of system failure at the corporate level include, but are not limited to, the following examples. There may be a temporary inability to conduct normal accounting and financial functions due to incomplete or

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

inaccurate data, or the failure of our corporate accounting systems. The absence of this data, which is normally used by senior managers to track performance, could prevent us from recognizing profitability issues in a timely manner.

We have formed a committee, led by our director of information technology, to review and assess our readiness for any potential year 2000 issues. The review involves identifying all systems that could be impacted by year 2000 issues, performing readiness assessments on these systems, preparing and implanting remediation plans for systems that could have problems with year 2000 issues and preparing contingency plans.

We have identified and reviewed some of the systems that are critical to our ability to perform our day to day activities including our point-of-sales systems, back office computer system, unit electronic game debit card system, unit bowling point-of-sale system and corporate level information processing systems. The various software and hardware vendors for these systems have provided us with letters or certificates indicating that their systems are not likely to incur any problems associated with the year 2000 issue. Where possible we have tested our systems by manipulating the date and verifying the ability of the system to function.

Our process of identifying and reviewing systems should be complete in October 1999. Since unexpected expenses may arise during our review, we are unable to project with accuracy the total expected costs to achieve year 2000 readiness. Further, we do not allocate the value of time expended by corporate office personnel when considering year 2000 project costs and no special account has been established to track year 2000 project costs. To date, we estimate that we have incurred less than $50,000 in year 2000 project costs.

EXTERNAL YEAR 2000 RISKS

We rely on vendors to supply key items necessary to operate our business. We have little control over these parties and it is unlikely that we will be able to obtain adequate levels of assurance that they have all prepared sufficiently for year 2000 issues. Risks of vendor systems failure include, among others, a failure of their inventory or information systems that results in the inability of our vendors to supply us with the products we need to serve our guests.

MAGNITUDE OF THE YEAR 2000 PROBLEM

Any individual risk listed above, if experienced on a broad enough scale and for extended duration could have a material adverse effect on our operations, liquidity, and financial condition. We believe the worst case scenario would involve the closure for a material period of time of most or all of our locations due to national or local utility interruptions, systems of any of our key suppliers and or changes in consumer spending patterns due to the inability of banks to provide funds to their customers. A lesser risk scenario may include the closure of individual units or a group of units. We believe that as long as our locations can be kept open and accessible to our guests the failure of administrative and corporate functions should have more moderate effects on our revenue producing activities.

CONTINGENCY PLANS

We are developing contingency plans to address potential year 2000 issues. These plans are being developed for each of our locations and will include specific actions our unit level management teams should take to address specific year 2000 system issues.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks from changes in interest rates on borrowings under our senior credit facility. We have no derivative financial instruments or derivative commodity instruments in our cash and cash equivalents and investments. We invest available cash and cash equivalents and investments in investment grade, highly liquid investments, consisting of money market instruments and bank certificates of deposit. Primarily all of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk. Many of the food products that we purchase are affected by commodity pricing and are subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside of our control. We believe that we have the ability to raise menu prices, or vary the menu items offered, if needed to respond to food product price increases.

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

                                    BUSINESS

BUSINESS OVERVIEW

Jillian's is a leading operator of multi-venue entertainment and dining facilities. Our facilities offer a wide variety of socially interactive attractions in an upscale, high-energy atmosphere targeted primarily at adults. Several of our venues are also attractive to families during the day and early evening. Currently, we are focused primarily on opening large multi-venue complexes ranging from 40,000 to 60,000 square feet featuring various combinations of our prototype entertainment and dining venues. These venues include two distinct dining options, billiards, electronic simulation and traditional games, multi-media bowling, dancing and live music. We believe that our entertainment and dining venues, combined with our well-trained and dynamic staff, create an engaging and casually sophisticated "eat, drink, play" environment that promotes a fun-for-everyone social experience.

The Jillian's entertainment and dining concept began as an upscale billiards club. From its inception in 1988 through 1997, the Jillian's concept evolved to include pub fare and a limited number of electronic games in addition to billiards. With capital provided in 1997 by J.W. Childs Equity Partners, L.P. and its co-investors, we have broadened and improved the Jillian's concept to combine a variety of our distinct entertainment and dining venues in larger multi-venue complexes. From mid-1997 to mid-1998, we focused primarily on opening and operating 12,000 to 25,000 square foot complexes. In May 1998, we acquired the operations of two multi-venue complexes of 50,000 and 26,000 square feet, operating under the names "America Live" and "Phoenix Live", each with its own distinctive entertainment and dining venues. Seven of the eight units we have opened since late 1998 are multi-venue entertainment and dining complexes that range from approximately 30,000 to 60,000 square feet. We presently operate 27 facilities located throughout the United States, ranging from approximately 9,000 to 60,000 square feet.

OUR BUSINESS STRATEGY

Our objective is to be the leading national operator of multi-venue, socially interactive entertainment and dining complexes. The key elements of our business strategy are to:

CREATE A FUN, SOCIALLY INTERACTIVE ENTERTAINMENT AND DINING ENVIRONMENT. We strive to create a distinctive "eat, drink, play" environment with a high-energy yet comfortable atmosphere. We aim to provide our guests with a wide range of engaging activities and dining options to satisfy their desire for a fun, exciting place in which to socialize.

GENERATE HIGH LEVELS OF REPEAT BUSINESS. We strive to become a frequent entertainment and dining destination for our guests. We believe that the comfortable, welcoming atmosphere at our facilities, combined with the wide variety of socially interactive entertainment and dining attractions, promotes a dynamic guest experience that encourages repeat business and customer loyalty.

PROVIDE ENGAGING, FRIENDLY GUEST SERVICE. We strive to provide exceptionally engaging guest service by treating each customer as if he or she is a guest attending a party in a private home. We seek to achieve this goal by rigorously training our employees to create a friendly and entertaining guest-oriented environment. In some of our venues, employees perform choreographed routines using props, costumes, lighting and music effects to further entertain our guests and promote a socially interactive experience.

ACHIEVE EXCEPTIONAL UNIT ECONOMICS. We believe that our complexes offer superior unit level economics. Six of the complexes which we opened after the J.W. Childs Equity Partners, L.P. investment in 1997 have been in operation for the full twelve months ended June 27, 1999. During this twelve month period, these complexes generated average unit sales of $3.1 million and average cash flow of approximately $809,000, or 26.0% of revenues. We believe that we have been able to achieve these results due to the broad appeal of our multi-venue concept, the capability of our operational systems and controls and our commitment to recruiting and training high-quality employees.

CAPITALIZE ON OUR ATTRACTIVENESS TO DEVELOPERS. Real estate developers are increasingly searching for ways to integrate entertainment into and bring excitement to their properties. We believe that the Jillian's concept is particularly attractive to developers because our complexes offer a wide variety of distinctive, socially interactive entertainment and dining venues in a flexible format. While our multi-venue entertainment and dining complexes can be situated in a variety of real estate developments, our current expansion plans are to locate our complexes primarily in high-traffic retail developments where we are able to obtain substantial cash construction allowances from our landlords.

CAPITALIZE ON OUR APPEAL FOR CORPORATE AND OTHER GROUP EVENTS. We strive to drive sales by aggressively marketing to corporate and other groups. We believe that we are uniquely positioned to host corporate and other group events because we provide an environment in which people are able to relax and have fun while interacting with each other socially. Our entertainment venues are intended to provide guests with a friendly setting for team-building through light-hearted competition and social ice-breaking opportunities.

CONTINUE OUR STRATEGIC EXPANSION. We strive to continue to grow our operations nationwide by identifying and obtaining opportunities for the development of new multi-venue complexes and by the expansion of our existing locations. During our fiscal year ended March 31, 1999, we opened five new multi-venue entertainment and dining complexes and during the first quarter of fiscal year 2000, we opened three new multi-venue complexes. We have already opened five new multi-venue complexes and plan to open four additional new multi-venue complexes during the remainder of fiscal year 2000, and plan to open ten additional new multi-venue complexes in fiscal year 2001.

THE JILLIAN'S CONCEPT

Our current expansion plans focus on opening large multi-venue entertainment and dining complexes. The main elements of our concept, as embodied in facilities we have opened since 1997, are:

MULTI-VENUE ENTERTAINMENT AND DINING. We provide our guests with an opportunity to experience some or all of the following venues at a single destination:
      -     dining
      -     billiards
      -     electronic simulation and traditional games
      -     multi-media bowling
      -     dancing
      -     live music

Each of our current entertainment and dining prototype venues has its own distinctive character, which is emphasized through the use of decor, music, lighting, props and employee uniforms.

In addition to our distinct dining venues, at our multi-venue complexes we offer a full menu and complete bar service throughout most of our entertainment venues. We believe that our multi-venue concept encourages our guests to extend their stay to enjoy several activities during one visit and to become repeat customers by providing them the opportunity to enjoy different entertainment and dining experiences during each visit. We believe that we are able to consolidate multi-destination spending at one location.

SOCIALLY INTERACTIVE ENVIRONMENT. Our multi-venue complexes are designed to provide an exciting entertainment and dining experience which promotes social interaction among our guests and facilitates cross-over between the entertainment and dining venues. Through our choice of interactive entertainment offerings, such as multi-media bowling, billiards, multi-player electronic simulation games and dancing, we strive to facilitate the ease of social interaction among our guests. Additionally, we strive to promote a light-hearted level of competition and social ice-breaking opportunities that are particularly well suited for corporate and other group events.

SOPHISTICATED, FUN-FOR-EVERYONE ATMOSPHERE. Our versatile entertainment and dining venues are designed to appeal to a wide variety of guests to create a something-for-everyone environment. Our complexes are targeted primarily at adults, and also include several venues that are attractive to families during the day and early evening. Generally, children are welcome in our complexes until 9:00 p.m.

ATTENTIVE AND FRIENDLY GUEST SERVICE. We strive to provide high quality, attentive, friendly and entertaining guest service. In our Hibachi Grill, Hi-Life Lanes and dance venues, our employees engage the participation of our guests through the use of choreographed routines using props, costumes, music, lighting and videos. Our employees perform not only for guests, but also with guests, creating a lively, socially interactive atmosphere.

REASONABLY PRICED, HIGH QUALITY FOOD. We currently offer two distinct dining venues. Our Video Cafe menu offers Jillian's-style classic American entrees. Our Hibachi Grill offers a menu based on teppanyaki-style cooking. In addition, we offer a dining menu throughout most of our entertainment venues. Our dining selections are intended to provide large portions of reasonably priced, high quality, flavorful food.

CUSTOMIZED CORPORATE AND OTHER GROUP EVENTS. We believe that our multi-venue entertainment and dining complexes have a unique appeal to corporate and private groups. With a wide range of entertainment offerings, our multi-venue entertainment and dining complexes offer companies a place where they can take their employees for parties and encourage social interaction in a casual, comfortable setting. Every Jillian's employs an events coordinator responsible for marketing to groups and creating customized corporate and private events. We also employ a national events coordinator who is responsible for training and monitoring each of our local events coordinators and establishing national corporate accounts. To increase our appeal to corporate and private groups, many of our complexes offer special facilities, such as banquet rooms. We have also developed our own team-building "J-Games," which are sold in customized packages.

OUR ENTERTAINMENT AND DINING VENUES

We believe that the combination of multiple, distinct entertainment and dining venues in one complex is essential to the "eat, drink, play" Jillian's experience. Currently, we are focused on expanding our operations primarily by opening large multi-venue complexes which include various combinations of our prototype entertainment and dining venues. Presently, our prototype venues include:

     VIDEO CAFE. Our Video Cafe venue features a contemporary American menu in an upscale yet casual atmosphere. The dining area is surrounded by walls of giant-screen televisions tuned to various sports broadcasts or other popular media events. To ensure an inviting environment for all guests, unless a major sporting or media event such as the Superbowl, the NCAA basketball tournament or Academy Awards is being televised, music is played in the background instead of the audio portion of any particular television broadcast. Our Video Cafe features a long cherry-wood bar with a wall of glass shelves. In some locations, our Video Cafe is adjacent to an outdoor area usually accessed through large French doors. These outdoor areas may include activities such as sand volleyball, horseshoes, other beach games and live entertainment.

     Our Video Cafe menu consists of Jillian's-style American entrees such as shrimp scampi fettuccine, portabello mushroom sandwiches, Cajun salmon, barbeque meat loaf with burgundy gravy, Yankee pot roast with garlic mashed potatoes and red wine gravy, as well as non-traditional dishes, such as marinated Jamaican pork with mashed pecan yams. Updated versions of American classics such as the Jillian's cheeseburger, buffalo wings, quesadillas and chicken fingers are also available. Our Video Cafe menu is intended to provide large portions of high quality, flavorful food at reasonable prices, with appetizer prices ranging between $3.00 and $11.00 and entree prices ranging between $6.00 and $14.00. Generally, our current Video Cafe venues seat approximately 175 to 225 guests.

     HIBACHI GRILL. True to its slogan "dining at its wildest," our Hibachi Grill features high-energy dining in a casual rock-and-roll atmosphere. Based on teppanyaki-style cooking, the Hibachi Grill menu items are prepared by Grill Tenders right in front of guests at 10-seat, free-standing grills. The Hibachi Grill menu features freshly prepared meats, seafood and crisp vegetables that are lightly grilled and served with a variety of sauces. The Hibachi Grill area is separated from the rest of the complex by glass walls that keep the space and activity distinct but highly visible to our other non-dining guests.

     Our Grill Tenders make a show of the cooking process by dancing with guests, performing close-up magic, juggling and even flipping shrimp and rice-balls into guests' mouths. Popular rock music and flashy light shows provide the backdrop, while our Grill Tenders and Assistant Grill Tenders lead informal choreographed routines inviting guest participation.

     We offer a six-course meal at our Hibachi Grill for prices ranging from $8.00 to $20.00. Generally, our current Hibachi Grill venues seat approximately 50 to 75 guests.

     9-BALL LOUNGE. Our typical 9-Ball Lounge features eight to twelve billiards tables in a room decorated with large classic billiards-related movie photos, wood trim and contemporary light fixtures. Separate areas for darts, ping-pong and tabletop shuffleboard are usually located in an adjacent, easily accessible space. We arrange the room to allow an easy flow of people between the billiards tables and other parts of the complex. Each billiards table is surrounded by wooden high-top tables and chairs for guests, creating a feeling of privacy while still allowing interaction between tables. Most of our 9-Ball Lounge venues also feature a living room-like seating area with leather club chairs and couches surrounding a large-screen television. Servers in this venue provide table-side service, offering selections from the Video Cafe menu along with an extensive offering of beer, fine liquors and cigars. Guests are charged $3.00 to $5.00 per person per hour for use of billiards tables.

     AMAZING GAMES. Amazing Games is an electronic game room with a large array of advanced simulation and traditional video games and midway-style redemption games, which are games of skill that allow guests to earn tickets redeemable for prizes. Amazing Games features an upscale Las Vegas-like ambiance, the social center of which is a large, free-standing bar and lounge which provides a relaxing area where guests can casually drink and dine amidst the action.

     We are committed to providing the latest, state-of-the-art electronic games in our Amazing Games venue. Currently, these games include a wide variety of multi-player simulation games, such as NASCAR racing and downhill skiing, advanced video games based on popular themes, such as Star Wars and Jurassic Park, and traditional games, such as air hockey, basketball, pinball, golf and skee-ball. The prizes for the redemption games range from plush animals to jet-skis and Harley-Davidson motorcycles. We closely monitor the game mix on a company-wide basis and we may move games from market to market to ensure that each complex has a steady flow of new games to promote repeat business.

     Our games utilize a "player card" system in which guests pay in advance for game credits, which are electronically stored on a plastic card and deducted by the card readers for each game. This system allows guests to avoid having to carry a large number of game tokens and to activate games more easily. Our player card system also provides management with valuable data on game usage and reduces maintenance expense. We believe that this system also encourages longer play times. In addition, our player card system allows management to offer bonus or free games during special promotions. Our games typically cost $0.75 to $5.00 per play, depending on type of game and number of players.

     HI-LIFE LANES. Hi-Life Lanes brings an upscale, contemporary approach to the enduring entertainment activity of bowling. Our typical Hi-Life Lanes features 12 to 18 ten-pin lanes with luxurious booth seating and polished wood drink tables. Hi-Life Lanes is decorated in a sophisticated "retro" style and features a cutting-edge sound and light system and a wall of giant video screens above the pinsetters. Disc and video jockeys control the music and video entertainment, while periodically acting as masters-of-ceremony for a variety of games and contests. The giant video screens show music videos and specialty film clips and can display photographs of guests or special messages to create an exciting custom visual presentation for any corporate or other group event. All

     Hi-Life Lanes feature automatic scoring and video monitors at each lane tuned to sports broadcasts and other media events.

     A complete dining menu and a full selection of beer, fine liquors and cigars are available in Hi-Life Lanes. Hi-Life Lanes also includes a long cherry-wood bar with shelves of glass art that are lit from behind with constantly changing colors.

     Hi-Life Lanes provides an additional attraction for our corporate and other group event business, as well as our weekend and day-time family business. In addition, we believe that our multi-media Hi-Life Lanes bowling venues are particularly attractive to developers and help serve to distinguish us from other entertainment providers. A Hi-Life Lanes game costs between $2.00 and $4.50 per person.

     DANCING. We believe that dancing is highly complementary to our core concept of providing high-energy, socially interactive entertainment. We offer two different venues, each with its own distinct disc-jockeyed music format, and both of which offer a mainstream, non-intimidating approach to dancing. One of our dance venues features "retro" favorites in a beach-like atmosphere. The other features more contemporary, high-energy music. We believe our dance venues offer a welcoming, inclusive, light-hearted dance experience for a wide range of guests who would otherwise rarely visit a traditional dance or night club.

     In our dance venues, our staff periodically performs Jillian's Dynamics, which are fun, choreographed lip-synched routines, some of which are designed to encourage guest participation. Our staff uses a variety of costumes, props, music and lighting to perform these skits.

     Dancing is an exciting late night attraction for adults and serves to attract additional guests to our complexes during hours when the food business traditionally is not as strong. Dancing also provides an appealing option for corporate and private events. The cover charge to enter either of our dance venues is between $3.00 and $5.00 per person.

     BLUE CAT LIVE. Blue Cat Live is an intimate venue for live music performance that adds yet another dimension to our multi-venue complexes. Generally, our Blue Cat venues feature a steadily changing showcase of local bands playing various types of music, including rock, blues, alternative and country music. Generally, our current Blue Cat Live venues seat approximately 100 to 150 guests.

Our facilities that opened prior to mid-1997 generally do not have the fully developed prototype venues described above. Instead, these facilities typically include billiards, pub fare and a limited number of electronic games. A number of these facilities also include a setting to view sports and other media events, dancing and live music. These facilities, with two exceptions, are under 15,000 square feet.

In May 1998, we acquired the operations of the America Live complexes located in the Mall of America in Minneapolis, Minnesota and Phoenix, Arizona. These complexes each contain their own distinctive entertainment and dining venues, including a dueling piano bar, a sports bar, a dance club, a casual dining restaurant, a comedy club, billiards and electronic simulation and traditional games.

UNIT ECONOMICS

In the twelve months ended June 27, 1999, our nine complexes in operation prior to the investment in our company by J.W. Childs Equity Partners, L.P. and its co-investors generated average unit revenues of $1.6 million, average revenues per square foot of $119, and average cash flow of approximately $323,000, or 20.8% of revenues.

Six complexes that were opened after J.W. Childs Equity Partners, L.P. investment in 1997 have been in operation for the full twelve months ended June 27, 1999. During this twelve month period these complexes generated average unit sales of $3.1 million, average sales per square foot of $209 and average cash flow of approximately $809,000, or 26.0% of revenues. The average cash investment cost of these complexes was $1.9 million, or $124 per square foot, excluding land costs and pre-opening costs of approximately $184,000. In four of these six units, we opened additional venues during this twelve month period. Accordingly, square footage and average cash investment has been time weighted for the opening of additional venues in these complexes during this period.

Based upon our cash investment cost, excluding land costs and pre-opening costs for our Franklin Mills facility which opened in July 1999, and the terms of signed leases for new facilities, we believe that our average cash investment cost per square foot, excluding land costs and pre-opening costs, for facilities that we plan to open in fiscal 2000 will be lower than that required for current facilities primarily because of higher cash allowances received from landlords.

We currently lease all but two of our existing facilities and have entered into a pending sale/leaseback transaction with respect to these two owned facilities. We plan to lease most, if not all, of our future complex sites.

OUR LOCATIONS

We presently operate the following entertainment and dining facilities:

                                                                    CURRENT
                                                                  APPROXIMATE
                                                                     USABLE       CURRENT ENTERTAINMENT
LOCATION(1)                  TYPE OF SITE        OPENING DATE    SQUARE FOOTAGE   AND DINING OFFERINGS
-----------              --------------------   --------------   --------------   ---------------------
Kendall, FL..........    Small Strip Mall       November 1989         9,600       Dining, Billiards,
                                                                                  Games

Seattle, WA..........    Stand-alone            April 1990           20,000       Dining, Billiards,
                                                                                  Games

Cleveland, OH........    Small Entertainment    July 1990            11,000       Dining, Billiards,
                         Center                                                   Games

Cleveland Heights,
OH...................    Stand-alone            November 1992         9,600       Dining, Billiards,
                                                                                  Games

Pasadena, CA(2)......    Stand-alone            August 1993           7,000       Dining, Billiards

Worcester, MA........    Stand-alone            November 1993        16,000       Dining, Billiards,
                                                                                  Games

Champaign, IL........    Stand-alone            August 1994          12,000       Dining, Billiards,
                                                                                  Games

Annapolis, MD........    Stand-alone            October 1994          9,600       Dining, Billiards,
                                                                                  Games

Tacoma, WA...........    Stand-alone            December 1995        23,000       Dining, Billiards,
                                                                                  Games

Columbia, SC.........    Stand-alone            September 1997       19,000       Dining, Billiards,
                                                                                  Games, Dancing

Raleigh, NC..........    Stand-alone            November 1997        23,900       Dining, Billiards,
                                                                                  Games, Dancing

Allentown, PA........    Stand-alone            December 1997         8,800       Dining, Billiards,
                                                                                  Games

Manchester, NH.......    Stand-alone            February 1998        11,400       Dining, Billiards,
                                                                                  Games

Akron, OH............    Stand-alone            March 1998           17,000       Dining, Billiards,
                                                                                  Games, Dancing, Live
                                                                                  Music

Louisville, KY.......    Stand-alone            March 1998           28,800       Dining, Billiards,
                                                                                  Games, Dancing

Phoenix, AZ(3).......    Mall                   May 1998             26,000       Dining, Games,
                                                                                  Dancing, Dueling
                                                                                  Pianos

                                                                    CURRENT
                                                                  APPROXIMATE
                                                                     USABLE       CURRENT ENTERTAINMENT
LOCATION(1)                  TYPE OF SITE        OPENING DATE    SQUARE FOOTAGE   AND DINING OFFERINGS
-----------              --------------------   --------------   --------------   ---------------------
Mall of America
Minneapolis, MN(3)...    Regional Mall          May 1998             50,000       Dining, Dancing,
                                                                                  Dueling Pianos,
                                                                                  Games, Comedy Club

Columbus, OH.........    Stand-alone            June 1998            19,600       Dining, Billiards,
                                                                                  Games

Charlotte, NC........    Stand-alone            September 1998       19,100       Dining, Billiards,
                                                                                  Games

Covington, KY........    Stand-alone            December 1998        63,000       Dining, Billiards,
                                                                                  Games, Bowling,
                                                                                  Dancing, Live Music

Green Bay, WI........    Stand-alone            December 1998        27,900       Dining, Billiards,
                                                                                  Games, Bowling,
                                                                                  Dancing

Albany, NY...........    Stand-alone            March 1999           28,500       Dining, Billiards,
                                                                                  Games, Dancing

Rochester, NY........    Stand-alone            March 1999           36,800       Dining, Billiards,
                                                                                  Games, Bowling,
                                                                                  Dancing

San Francisco, CA....    Entertainment Center   June 1999            12,000       Dining, Billiards

Youngstown, OH.......    Mall                   June 1999            31,000       Dining, Billiards,
                                                                                  Games, Bowling

Franklin Mills
Philadelphia, PA.....    Regional Mall          July 1999            59,000       Dining, Billiards,
                                                                                  Games, Bowling,
                                                                                  Dancing

Indianapolis, IN.....    Stand-alone            September 1999       42,000       Dining, Games,
                                                                                  Bowling, Dancing

---------------------
(1)With the exception of our Rochester and Albany facilities, all of our facilities are leased properties. See "Properties" on page 42 for a description of the leases and the arrangements relating to our owned facilities. Except for the clubs located in Cleveland Heights, Annapolis, Champaign and Worcester, each of our facilities is operated by one of our wholly owned subsidiaries. The Cleveland Heights, Annapolis, Champaign and Worcester clubs are operated by limited partnerships in which one of our wholly owned subsidiaries is the general partner. See "Minority Interests in Our Complexes" beginning on page 43 for more information regarding these limited partnerships.

(2)We operate the Pasadena facility under the name "Jake's."

(3)We acquired the operations of the America Live facility located in the Mall of America in Minneapolis, Minnesota and the Phoenix Live facility located in Phoenix, Arizona in May 1998. The facilities have been in operation since August 1, 1992 and November 15, 1990, respectively.

EXPANSION STRATEGY AND SITE SELECTION

Our primary growth strategy is to open new multi-venue complexes ranging from 40,000 to 60,000 square feet, which include various combinations of our prototype entertainment and dining venues. During our fiscal year ended March 31, 1999, we opened five multi-venue entertainment and dining complexes and during the first quarter of fiscal year 2000, we opened three additional multi-venue complexes. We have already opened five new multi-venue complexes and plan to open four additional multi-venue complexes during the remainder of fiscal year 2000, and plan to open ten additional multi-venue complexes in fiscal year 2001.

We continually seek to identify and evaluate new locations nationwide. We currently are negotiating, have letters of intent or have signed leases for a number of future locations. The following table sets forth information with respect to future sites for which we have signed leases:

                                                                 ANTICIPATED         ANTICIPATED
                                                 ANTICIPATED        USABLE        ENTERTAINMENT AND
FUTURE SITES                 TYPE OF SITE        OPENING DATE   SQUARE FOOTAGE   DINING OFFERINGS(1)
------------             --------------------   --------------  --------------   --------------------
Concord, NC..........    Regional Mall          Fall 1999(1)        53,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing
Katy, TX.............    Regional Mall          Winter 1999(1)      50,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing
Norfolk, VA..........    Entertainment Center   Spring 2000(1)      42,000       Dining, Billiards,
                                                                                 Games, Dancing, Live
                                                                                 Music
Farmingdale, NY......    Power Center           Spring 2000(1)      60,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing, Live Music
Houston, TX..........    Regional Mall          Summer 2000         64,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing, Live Music
Montreal, Canada.....    Entertainment Center   2001                68,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing, Live Music
Novi, MI.............    Entertainment Center   2001                57,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing
Memphis, TN..........    Entertainment Center   2001                55,000       Dining, Billiards,
                                                                                 Games, Bowling,
                                                                                 Dancing

---------------------------------------------
(1)Under construction.

Increasingly, real estate developers are searching for ways to integrate entertainment into and bring excitement to their properties. This increased demand has created numerous opportunities for us to locate new Jillian's complexes in regional, power or entertainment-oriented malls and "restaurant rows." We believe that the Jillian's concept has been and continues to be particularly attractive to developers because our wide variety of distinctive, socially interactive entertainment and dining venues helps to attract and retain customer traffic in their retail centers. We also believe that expanding in locales such as regional, power or entertainment-oriented malls or "restaurant rows" will allow us to capitalize on customer frequency and obtain substantial cash construction allowances from real estate developers.

The location of our complexes is critical to our long-term success. As a result, we devote significant time and resources to analyzing each prospective site and conduct extensive demographic research prior to selecting a site. Our demographic profile takes into account certain information regarding the population within a ten mile radius for larger locations, such as the daytime population, per capita dollars spent on food and drink, median income and median age. In general, we currently are targeting high-traffic sites that are located in a geographic area with at least 350,000 people within a ten mile radius. In addition to carefully analyzing demographic information, we consider factors such as visibility, accessibility to regional highways, zoning, regulatory restrictions and the availability of ample, safe and convenient guest parking. We also evaluate possible synergies and competition in the area.

The flexibility of our multi-venue design allows us to scale the size and adjust the layout of our complexes, giving us access to a wide variety of structures as well as to a wide variety of markets. As a result, we have opened and may continue to open complexes in a wide range of sizes in both urban and suburban areas and in mall-based and stand-alone locations.

Although our current primary growth vehicle is the opening of large multi-venue complexes, we have grown and will continue to grow by upgrading and expanding our existing facilities. For example, in fiscal 1999, we added a dance venue to our Columbia location, we expanded our game room and added a Video Cafe to our Champaign location and we added Amazing Games and a dance venue to our Raleigh location. In April 1999 we expanded our game room and added a dance venue to our Louisville location.

Although we are not currently contemplating any potential acquisitions, we may pursue strategic acquisitions. For example, in May 1998, we acquired the America Live complex in the Mall of America in Minneapolis, Minnesota and the Phoenix Live complex in Phoenix, Arizona. We believe that this acquisition better positioned us for regional mall development opportunities and added to our management expertise in the operation of dancing and live entertainment venues, which currently are an important part of our multi-venue concept.

We have a site development consulting agreement under which we pay a consultant an annual consulting fee to identify new sites for development of multi-venue entertainment and dining facilities. This consultant will receive 10% of consolidated after tax net income of sites which he identifies and develops in accordance with the terms of this agreement. This consultant currently has the right to receive 10% of the consolidated after-tax net income of the San Francisco, California complex. This consultant has the right to put to us his rights to receive net income under the agreement.

OPERATIONS AND MANAGEMENT

MULTI-VENUE COMPLEX MANAGEMENT. Currently, each of our multi-venue complexes has one general manager and 10 to 12 additional management personnel, including assistant general managers, kitchen managers and events and local marketing managers. In addition, we currently have five regional operations managers who each manage four to five complexes and report directly to our Senior Vice President of Operations.

TRAINING. We believe that the quality of service provided by our employees is critical to our overall success. In addition to training in basic food and beverage operations, we are committed to training all of our employees to take a proactive role in creating an entertaining and engaging environment for our guests. In certain venues, including Hi-Life Lanes, Hibachi Grill and our dance venues, we train our employees to actively entertain our guests through the use of choreographed routines using props, costumes, music, video and theatrical lighting.

Training at new locations is conducted by a corporate training team of approximately 12 to 15 people, consisting of six to eight salaried corporate trainers and six to seven hourly employees from other locations. Training at new locations lasts approximately six weeks and is designed to be fun, hands-on Jillian's culture training. Once a complex has opened, new employees continue to receive training under the supervision of management. In addition to our structured training programs, we use operating procedure manuals to complement the training received at all levels. Employee training is supervised by five regional training managers who report to the operations manager for their region.

Each member of our management team receives extensive training at our Eat, Drink, Play University in Cincinnati, which consists of three weeks of intensive classroom training and approximately eight additional weeks of hands-on field training. This training covers food and beverage service, employee relations, profit and loss management, sales and marketing and facility maintenance. Managers commence work at a new location approximately eight weeks prior to opening.

RECRUITING. We have been able to attract and retain experienced management with competitive compensation packages. These packages include a competitive salary and a substantial management incentive program that rewards the management team for achieving complex-level operating and financial performance targets. Each of our regional and general managers receives a company car. In addition, our regional managers and general managers receive options to purchase shares of our common stock.

Many of our managers have been promoted from within our company. We believe that we have a relatively low turnover rate at the general manager level as compared to other companies in the entertainment and dining industries. We believe this turnover rate is low because our general managers are well compensated, are continually challenged by the responsibilities involved in managing a multi-venue entertainment and dining complex and enjoy our energetic, fun-oriented atmosphere.

OPERATIONAL CONTROL SYSTEMS. We use advanced operational control systems which allow us to generate weekly inventory reports and provide management with information to understand and react to sales, cash management, cost controls and menu mix. We use Micros point-of-sale (POS) systems in all our complexes. Micros is a leading provider of POS systems in the restaurant industry. All POS information is consolidated into a Remacs database on a daily basis.

In addition to our financial control systems, we monitor guest preferences through the use of independent exit surveys. Currently, an independent survey company surveys approximately 25 guests on two nights each month at each complex. These surveys seek guest input on key elements of our operations, such as quality and type of food offered, speed and friendliness of service and overall customer satisfaction.

PURCHASING. We have an agreement with Pepsi-Cola Company to supply all of our requirements for fountain beverage products sold in our facilities. Our agreement with Pepsi-Cola Company runs for a term of seven years, ending on March 31, 2006.

We also have an agreement with U.S. Foodservice to serve as our primary distributor of food service products to our facilities, including groceries, frozen foods, dairy products, processed meats, paper, janitorial supplies, equipment and produce. Our agreement with U.S. Foodservice has no fixed term. It may be canceled by us or by U.S. Foodservice on ninety days written notice to the other party. This agreement provides us with consistent food quality across all our facilities and volume-based pricing.

HOURS OF OPERATION. Generally, our multi-venue complexes are open seven days a week from 11:30 a.m. to 2:00 a.m. Our hours of operation may vary from complex to complex in compliance with local laws.

MARKETING

We focus our marketing efforts on bringing new guests into our complexes, increasing the frequency of our guests' visits and raising average guest expenditures. To attract new guests, we actively pursue direct sales through corporate and other group events and use mass media advertising. To increase the frequency of our guests' visits and raise the average expenditures of our guests, we continually run promotions and special events.

We aggressively market our entertainment and dining facilities to local businesses and other groups for group events. With a range of entertainment offerings, our entertainment and dining complexes offer a place where companies can take their employees for parties and encourage relaxed, casual social interaction with each other in an informal, comfortable setting.

We drive our party business by employing an events coordinator at each complex. These events coordinators are incentivized through a combination of salary, sales commissions and stock options to purchase shares of our common stock. In addition, we employ a national events coordinator who markets our facilities to national businesses and trains and monitors each of our local events coordinators.

We strive to generate repeat business through the use of special event marketing. Our marketing staff designs various promotions to attract guests to our multi-venue complexes. These promotions include celebrations based on theme events, holidays, major sporting events or other televised events of significant interest. In the past, our promotions have included a "Woodstock weekend" during which a Volkswagen Bug was raffled, an "Elvis week" and other customized events, such as "Oktoberfest." These promotions are supported by radio, print, direct mail and occasionally television advertising.

COMPETITION

Presently, there are few other companies with a national presence that offer multi-venue entertainment and dining at one location. However, as segmented, each of the restaurant and entertainment industries are highly competitive. Restaurants, bars and entertainment facilities compete directly and indirectly with us. In each of the restaurant and entertainment sectors we face many well-established competitors, both nationally and locally, who have substantially greater financial resources and a longer history of operations than us. Their resources and market presence may give them advantages in marketing, purchasing and negotiating leases. We compete with them on the basis of the unique blend of entertainment and dining that we offer to our guests, the quality and price of our food and entertainment, our guest service, location and overall leisure experience.

EMPLOYEES

As of August 31, 1999, we employed approximately 2,803 people of which approximately 79 served in administrative or executive capacities, 227 served as entertainment or restaurant management personnel and the remainder served as hourly entertainment and restaurant personnel.

None of our employees are covered by collective bargaining agreements. We have never experienced an organized work stoppage, strike or labor dispute. We believe our working conditions and compensation packages are competitive with those offered by our competitors.

OUR HISTORY

In 1988, Steven Foster, our Chairman and Chief Executive Officer, opened the first Jillian's in Boston, Massachusetts as an upscale billiards facility that offered approximately 40 billiards tables and pub fare. In 1989 and 1990, additional Jillian's billiards facilities were opened in Kendall, Florida and Seattle, Washington. In an effort to access capital to continue to expand, the Kendall and Seattle facilities and the exclusive right to develop the Jillian's concept nationwide were acquired by Jillian's Entertainment Corporation, then a public company, through a series of transactions beginning in April 1990. Jillian's Entertainment Corporation did not acquire the original Boston facility. While experiencing capital constraints, Jillian's Entertainment Corporation continued opportunistic expansion through 1996 by opening six additional facilities in Ohio, California, Massachusetts, Illinois, Maryland and Washington.

On June 18, 1997, we and our merger subsidiary, Jillian's Entertainment Acquisition Corporation, entered into a purchase agreement and related merger agreement with Jillian's Entertainment Corporation. Under these agreements, the following transactions occurred on July 23, 1997:

     (1) J.W. Childs Equity Partners, L.P. and its co-investors purchased shares of our Series A preferred stock for $12.0 million in cash.

     (2) Stockholders of Jillian's Entertainment Corporation, who continued as our stockholders, exchanged all of their shares of common stock of Jillian's Entertainment Corporation for an equal number of shares of our common stock plus performance-based options to purchase shares of our common stock.

     (3) Stockholders of Jillian's Entertainment Corporation, who were not to continue as our stockholders, received a cash payment of $0.50 per share for their shares of common stock of Jillian's Entertainment Corporation.

     (4) All outstanding stock options and warrants to purchase common stock of Jillian's Entertainment Corporation were converted into options to purchase an equal number of shares of our common stock.

     (5) Our merger subsidiary was merged into Jillian's Entertainment Corporation, with the latter company being the surviving company and becoming our wholly owned subsidiary.

The proceeds of the $12.0 million investment in our company made by J.W. Childs Equity Partners, L.P. and its co-investors in our 1997 purchase and merger transaction were used to purchase shares held by stockholders in Jillian's Entertainment Corporation who were not continuing as our stockholders, to remove minority interests in a number of Jillian's entertainment and dining facilities and to fund the construction of new facilities. This capital investment also allowed us to expand more rapidly while steadily evolving our billiards-based concept into our current multi-venue entertainment and dining complex. In connection with our 1997 purchase and merger transaction, we also obtained the option to acquire the business operated at the original Jillian's complex in Boston, Massachusetts. This complex currently is a high-traffic, multi-venue entertainment and dining complex of approximately 60,000 square feet. We may exercise this option at any time before December 31, 2001. See "Certain Relationships and Related Transactions" beginning on page 51 for more information regarding this option.

During mid-1997 through mid-1998, our entertainment and dining venues continued to evolve as we focused primarily on opening 12,000 to 25,000 square foot complexes. In May 1998, we acquired the assets and operations, and assumed certain liabilities of two America Live complexes for $3.5 million in cash plus a $2.5 million promissory note due 2001 bearing interest at a rate of 10.0%. Also during this time, we introduced an earlier version of our Video Cafe, containing 10 to 20 giant screen televisions and capable of seating approximately 150 guests, and launched a larger game room offering 50 to 100 electronic simulation games.

By late 1998, we evolved our current prototype entertainment and dining venues to include Amazing Games, Hibachi Grill, Hi-Life Lanes, Blue Cat Live, and our dance venues, in addition to billiards. Seven of the eight units we have opened since late 1998, are multi-venue entertainment and dining complexes that range in size from approximately 30,000 to 60,000 square feet and contain a variety of our prototype entertainment and dining venues. Currently we are focused primarily on opening large multi-venue entertainment and dining complexes typically ranging from 40,000 to 60,000 square feet, which include various combinations of our prototype entertainment and dining venues.

PROPERTIES

All of our facilities, except for our Rochester and Albany facilities, are leased properties. Our leases typically provide for a minimum term of ten years, with a majority of our leases providing for options to renew for at least one additional five-year term. Our current leases have expiration dates ranging from 2000 to 2028. We currently do not anticipate any difficulties renewing our existing leases when they expire. All of our leases provide for a minimum annual rent, and a majority of our leases provide for an additional percentage rent consisting of a percentage of sales revenue in excess of a specified minimum level. We have pledged all of our leasehold interests as security for our senior credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" beginning on page 25 for more information regarding our obligations under this credit facility.

We prefer to lease the property in which our complexes are located, although occasionally we may consider purchasing the property if it is economically more advantageous than a leasing arrangement. We currently own the property in which our Rochester and Albany facilities are located. However, we have entered into agreements to sell these properties to a purchaser who, in turn, has agreed to lease the properties back to us. The form of lease for each of the Rochester and Albany complexes provides for terms similar to those described above.

Leases have been executed and construction has begun for the future sites in Concord, North Carolina; Katy, Texas; Norfolk, Virginia; and Farmingdale, New York. Leases have also been executed on the future sites in Houston, Texas; Montreal, Canada; Memphis, Tennessee; and Novi, Michigan. We are currently negotiating leases for other future locations.

Our executive offices occupy 11,500 square feet and are located at 1387 South Fourth Street, Louisville, Kentucky, 40208. The lease for our executive offices provides for a five-year term, with options to renew the lease for two additional five-year terms.

MINORITY INTERESTS IN OUR COMPLEXES

Our wholly owned subsidiary, Jillian's Entertainment Corporation, sold limited partnership interests in the limited partnerships that operate our facilities located in Cleveland Heights, Ohio; Worcester, Massachusetts; Champaign, Illinois; and Annapolis, Maryland, in order to partially finance the costs of renovating and equipping these facilities.

The general partner of each of these limited partnerships is a corporation which is wholly owned by us. In each case, in addition to its interest as general partner, our subsidiary owns a portion of the limited partnership interests in the partnership. The minority limited partners of each partnership are allocated, in aggregate between 9.0% and 22.0% of partnership profits and losses. Each limited partnership agreement provides limited partners with the right to require us to purchase their limited partnership interests at a multiple (ranging from two to five) times the limited partner's allocable share of the partnership's net income for the twelve month period preceding the date of the request. On exercise of such put rights, the purchase price is payable in a combination of cash and stock of Jillian's Entertainment Corporation. Limited partners have registration rights with respect to stock of Jillian's Entertainment Corporation which they receive on exercise of this put. Additionally, three of the agreements provide that limited partners will receive a guaranteed return on their investment. Our general partner subsidiary receives a management fee from each partnership ranging from 5.0 to 6.5% of gross revenues of the partnership.

INTELLECTUAL PROPERTY

We own the trademark "Jillian's" which is registered with the United States Patent and Trademark Office. We have filed applications with the United States Patent and Trademark Office to register the trademark "Hi-Life Lanes." We believe that the "Jillian's" trademark is important to the marketing of our multi-venue entertainment and dining concept.

On June 18, 1997, our wholly owned subsidiary entered into a license agreement with Jillian's Billiard Club, Inc., the entity that operates the Jillian's facility in Boston, Massachusetts. Under this agreement, we granted the Jillian's Boston facility a royalty-free, non-exclusive, perpetual right and license to use the "Jillian's" trademark solely in connection with the management, operation and marketing of the Jillian's Boston facility. The license agreement prohibits the Jillian's Boston facility from sublicensing the right to use the "Jillian's" trademark to a third party.

GOVERNMENTAL REGULATION

We are subject to various federal, state and local laws affecting our business. Each Jillian's complex is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state or municipality in which the complex is located.

Each Jillian's complex is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in some locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each Jillian's complex, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. Our failure to receive or retain a liquor license in one location could adversely affect our ability to obtain such a license in another location. We believe that we are in compliance in all material respects with the alcoholic beverage control regulations.

To date, we have not experienced abnormal difficulties or delays in obtaining the required licenses or approvals required to open any new complex.

We are subject to "dram-shop" statutes in the states in which our complexes are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We maintain liquor liability insurance coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the entertainment and restaurant industries. Although we are covered by insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a material adverse affect on us. To date, we have not been the subject of a dram shop claim which has had or is expected to have a material adverse effect on us.

As a result of operating entertainment games and attractions that offer redemption prizes and other similar attractions, we are subject to amusement licensing and regulation by the states and municipalities in which our facilities are located. Some entertainment attractions are heavily regulated, and the regulations vary significantly between communities. We may be required to modify some games, alter the mix of games or terminate the use of specific games as a result of new regulations or the interpretation of regulations by state or local officials.

Our operations are also subject to federal and state laws governing matters such as wages, safety and working conditions, citizenship requirements and overtime. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, could be detrimental to the profitability of our complexes.

We are also subject to the Americans With Disabilities Act of 1990 and believe that our facilities are in compliance with its requirements.

LEGAL PROCEEDINGS

We are occasionally a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, claims under federal and state laws governing access to public accommodations, employment-related claims and claims by guests alleging illness, injury or other food quality, health or operational concerns. Some of such litigation is covered by insurance. To date, none of this litigation has had a material effect on us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF JILLIAN'S

The following table sets forth certain information concerning our directors and executive officers. Our board of directors currently has seven members.

                  NAME                      AGE                        POSITION
                  ----                      ---                        --------
Directors and Executive Officers
Steven L. Foster........................     51    Chairman and Chief Executive Officer
Daniel M. Smith.........................     37    President, Chief Operating Officer and Director
Gregory S. Stevens......................     38    Chief Financial Officer
Stephen M. Weis.........................     34    Senior Vice President of Operations
Ronald Widman...........................     35    Vice President of Development
Glenn A. Hopkins........................     34    Director
Gregory T. Horn.........................     34    Director
James W. Rappaport......................     43    Director
Steven G. Segal.........................     39    Director
Edward D. Yun...........................     32    Director

Steven L. Foster has been our chief executive officer since March 1991, chairman of our board of directors since March 1994 and a director of our company since April 1991. Mr. Foster is the principal founder of the Jillian's concept. Mr. Foster has been actively involved in creating and operating entertainment clubs since 1979. Mr. Foster received his B.A. from Brandeis University and a J.D. from Boston University School of Law.

Daniel M. Smith has been our president, chief operating officer and a director of our company since January 1995. From 1990 to 1995, Mr. Smith was employed by Kentucky Fried Chicken and finished his tenure as vice president. From 1986 to 1990, he was employed by Domino's Pizza where he served in numerous positions, the last of which was vice president of European operations. Mr. Smith received his B.A. from Denison University and a M.B.A. from Northwestern University.

Gregory S. Stevens has been our chief financial officer since May 1998 and our treasurer since December 1998. From April 1995 to August 1997, Mr. Stevens served as managing director, vice president and a director of Can-Apple Investments Alberta, Inc., a restaurant company which he co-founded in 1995. From June 1991 through April 1995, Mr. Stevens held various positions at PepsiCo, including director of finance for business development and acquisitions and for certain regional operations. Mr. Stevens received a B.S.E.E. from Georgia Institute of Technology and a M.B.A. from New York University.

Stephen M. Weis has been our senior vice president of operations since February 1999 and our vice president of operations from June 1995 until February 1999. From 1992 to 1995, Mr. Weis served as delivery operations manager at Kentucky Fried Chicken, a division of Pepsico, where he oversaw the field operations of over 100 delivery restaurants. Mr. Weis received a B.A. from American University.

Ronald Widman has been our vice president of development since July 1995 and is responsible for the management of the design and real estate functions of our business. Prior to joining our company, Mr. Widman was employed by Kentucky Fried Chicken, a division of Pepsico, for over 11 years where he held various real estate development positions, including real estate manager and project leader. Mr. Widman received a B.A. and a M.B.A. from the University of Louisville.

Glenn A. Hopkins has been a director of our company since 1997 and was a vice president of our company until September 1, 1999. Since 1995, Mr. Hopkins has been employed by J.W. Childs Associates, L.P., where he is currently a managing director. From 1989 to 1995 he was employed by Thomas H. Lee Company, a private equity investment firm, ending his tenure as an associate.

Gregory T. Horn has been a director of our company since 1997. Since June 1991, Mr. Horn has been employed by General Nutrition Companies, Inc., where he currently serves as the chief operating officer and executive vice president of business development.

James W. Rappaport has been a director of our company since 1998. Since 1992, Mr. Rappaport has been the principal and executive vice president of New Boston Fund, Inc., a commercial real estate operation. From 1992 to 1998, he was a co-founder and director of Silent Systems, Inc., a computer component licensor and manufacturer. Since 1981, Mr. Rappaport has been a general partner of the Charles River Park apartment and commercial real estate complex in Boston. Since 1981, Mr. Rappaport has also been a partner at the law firm of Rappaport, Aserhoff & Rappaport.

Steven G. Segal has been a director of our company since 1997. Since 1995, Mr. Segal has been employed by J.W. Childs Associates L.P., where he is currently a senior managing director. From 1987 to 1995, Mr. Segal was employed by Thomas H. Lee Company, ending his tenure as a managing director. Mr. Segal serves on the board of directors of Central Tractor Farm & Country, Inc., Universal Hospital Services, Inc., and Big V Supermarkets, Inc.

Edward D. Yun has been a director of our company since 1997. Since 1996, Mr. Yun has been employed by J.W. Childs Associates, L.P., where he is currently a vice president. From 1994 to 1996, Mr. Yun was an associate at DLJ Merchant Banking and from 1990 to 1992 he was employed by The Blackstone Group, ending his tenure as an associate. Mr. Yun serves on the board of directors of Universal Hospital Services, Inc.

Three of our directors, Glenn A. Hopkins, Steven G. Segal and Edward D. Yun, are currently officers of J.W. Childs Associates, Inc., the general partner of J.W. Childs Associates, L.P. J.W. Childs Associates, L.P. is the general partner of J.W. Childs Advisors, L.P., which is the general partner of J.W. Childs Equity Partners, L.P., a principal stockholder of our company.

Each executive officer is elected by, and serves at the discretion of, our board of directors. Directors are elected to serve for one-year terms until the next annual meeting of stockholders and until their successors are duly elected and qualified. Pursuant to a stockholder's agreement dated as of June 18, 1997, all of our current stockholders have agreed that until July 23, 2007 they will, if requested by a representative of J.W. Child's Equity Partners, L.P. and its co-investors, take certain actions to cause our board of directors to include any number of nominees designated by such representative. Upon completion of this offering, J.W. Childs Equity Partners, L.P. and the stockholders that are
party to the stockholder agreement will own      % of the outstanding shares of
our common stock, or      % if the over-allotment option is completely
exercised.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has an audit committee, a compensation committee and an executive committee.

The audit committee consists of Messrs. Rappaport, Horn and Yun. The audit committee determines our accounting policies and practices and financial reporting and internal control structures, recommends to the board of directors the appointment of independent auditors to audit our financial statements each year and confers with the auditors and oversees our officers for purposes of reviewing our system of internal accounting and financial controls.

The compensation committee consists of Messrs. Hopkins, Foster and Horn. The compensation committee is responsible for determining salaries, incentives and other forms of compensation for our officers and other key employees of Jillian's and administers our 1997 Non-Qualified Stock Option Plan.

The executive committee consists of Messrs. Hopkins, Smith and Horn. The executive committee of our board of directors is empowered to meet to assess the performance of the company and consider strategic alternatives.

DIRECTOR COMPENSATION

Our directors do not receive remuneration for serving as directors or committee members. However, we reimburse our directors for their reasonable expenses incurred in connection with the performance of their duties as directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

      - any breach of their duty of loyalty to the company or its stockholders;

      - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

      - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

      - any transaction from which the director derived an improper personal benefit.

This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

Our amended and restated certificate of incorporation also generally provides that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

      - the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

      - with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

In addition, we plan to enter into indemnification agreements with our directors containing provisions that may require us, among other things, to indemnify our directors against certain liabilities that may arise by virtue of their status or service as directors, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons who control us pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our revised by-laws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether our revised by-laws would otherwise permit indemnification for that liability.

At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned in the three prior fiscal years by our chief executive officer and each of our other executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                              ANNUAL COMPENSATION        AWARDS
                                                              --------------------    ------------
                                                                                       NUMBER OF
                                                                                       SECURITIES
                                                    FISCAL                             UNDERLYING
          NAME AND PRINCIPAL POSITION                YEAR      SALARY      BONUS       OPTION(#)
          ---------------------------               ------    --------    --------    ------------
Steven L. Foster(1).............................     1999     $192,308    $ 50,000             --
  Chief Executive Officer                            1998      200,000     100,000        166,667
                                                     1997      200,000          --             --
Daniel M. Smith.................................     1999      169,817      65,625             --
  President and Chief Operating Officer              1998      150,000      75,000        250,000
                                                     1997      150,000      30,000             --
Gregory S. Stevens..............................     1999      107,530      31,875         66,667
  Chief Financial Officer

Stephen M. Weis.................................     1999      123,407      65,000             --
  Senior Vice President of Operations                1998      105,385      57,500         60,000
                                                     1997       93,412      20,000             --
Ronald Widman...................................     1999      106,378          --         33,330
  Vice President of Development                      1998       98,214      57,000             --
                                                     1997       82,499          --             --

---------------
(1)Mr. Foster's salary amounts for fiscal years 1998 and 1997 include deferred compensation of $66,484 for 1998 and $200,000 for 1997. These deferred amounts are non-interest bearing.

The following table sets forth information concerning the grant of stock options to our chief executive officer and each of our other executive officers during the last fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                              --------------------------------------------------      VALUE AT ASSUMED
                                            % OF TOTAL                                ANNUAL RATES OF
                              NUMBER OF      OPTIONS                                    STOCK PRICE
                              SECURITIES     GRANTED                                  APPRECIATION FOR
                              UNDERLYING        TO                                      OPTION TERM
                               OPTIONS      EMPLOYEES     EXERCISE    EXPIRATION    --------------------
NAME                           GRANTED       IN YEAR       PRICE         DATE          5%         10%
----                          ----------    ----------    --------    ----------    --------    --------
Gregory S. Stevens..........    66,667         30.7%      $2.7966      3/30/08      116,894     296,895
Ronald Widman...............    33,333         15.3        2.7966      3/30/08      58,446      148,445

The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by our board after consideration of a number of factors.

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5.0% and 10.0% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

The following table sets forth information concerning the fiscal year-end value of unexercised options held by our chief executive officer and other executive officers.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                        NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                       UNDERLYING UNEXERCISED               IN-THE-MONEY
                                     OPTIONS AT FISCAL YEAR-END      OPTIONS AT FISCAL YEAR-END
                                    ----------------------------    ----------------------------
              NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
              ----                  -----------    -------------    -----------    -------------
Steven L. Foster................       363,819        265,578       $               $
Daniel M. Smith.................       228,333        175,000
Stephen M. Weis.................        38,000         42,000
Gregory S. Stevens..............        20,000         40,667
Ronald Widman...................        30,000         30,667

EMPLOYMENT AGREEMENTS

Steven L. Foster and Daniel M. Smith entered into employment agreements with Jillian's Entertainment Corporation, our wholly owned subsidiary, on June 18, 1997. Each of these agreements provides for a four-year term that commenced on July 23, 1997. Steven M. Weis and Ronald Widman also entered into employment agreements with this subsidiary, each of which provides for a four-year term that commenced on September 21, 1998.

Pursuant to the terms of his agreement, Mr. Foster serves as the chief executive officer of Jillian's Entertainment Corporation at a current annual base salary of $200,000. Pursuant to the terms of his employment agreement, Mr. Smith serves as president and chief operating officer at a current annual base salary of $175,000. Under his employment agreement, Mr. Weis serves as vice president of operations of Jillian's Entertainment Corporation at a current annual base salary of $135,000. Mr. Widman serves as vice president of development of Jillian's Entertainment Corporation at a current annual base salary of $150,000. In addition, each of the executives may receive a target bonus of approximately 50.0% of his base salary if he achieves certain performance objectives under the business plan approved by our board of directors for the relevant fiscal year.

Each executive's employment agreement provides that if the executive's employment is terminated without cause during the term of the agreement, the executive will continue to receive his base salary through the full term of the agreement, subject to an offset for certain compensation earned by the executive from a subsequent employer during the salary continuation period. If either Mr. Foster's or Mr. Smith's employment is involuntarily terminated within the three month period following a change in control, as defined in the agreements, he will also be entitled to salary continuation for the full term of the agreement, unless he has been given the opportunity to dispose of his shares of our stock on the same basis afforded to other selling equity holders in the change in control transaction.

The employment agreements prohibit each of Mr. Foster, Mr. Smith, Mr. Weis and Mr. Widman from competing with us, either directly or indirectly, for a period of two years after being terminated for cause, or a period of one year after being terminated without cause. In addition, each of the executives must maintain the confidentiality of confidential information learned by the executive in connection with the performance of his duties during the course of his employment.

Generally, we require that members of corporate management and the general managers and events coordinators at our facilities sign a confidentiality and non-competition agreement that prohibits the manager from competing directly or indirectly with us for a period of 12 months following the date of his or her termination and that requires the manager to maintain the confidentiality of confidential information learned by him or her in connection with the performance of his or her duties during the course of his or her employment.

STOCK OPTION PLAN

In 1997, our board of directors adopted the Jillian's Entertainment Holdings, Inc. 1997 Non-Qualified Stock Option Plan. The stock option plan provides for the grant of options to acquire shares of our common stock to individuals selected by a committee of our board of directors. An aggregate of 2,666,666 shares of our common stock have been reserved for issuance under the stock option plan and options have been granted and remain outstanding with respect to 2,387,251 shares. Options granted under the plan are exercisable at a price determined by the plan committee and become exercisable upon such time or times as the committee determines, including upon the achievement of specified performance goals. To date, we have granted both time-vesting and performance-based vesting options under this plan. Options granted under the plan become exercisable over periods ranging from four to eight years. Holders of our options are required to become parties to our stockholders agreement upon exercise of their options.

401(k) PLAN

We sponsor a 401(k) defined contribution savings and retirement plan. All of our employees who are at least 21 years of age and have satisfied the necessary service eligibility requirements, except for nonresident aliens with no United States source of income, are eligible to participate in the plan. Under our 401(k) plan, a participant employee may elect to reduce his or her current compensation by up to the lower of 15% or the statutorily prescribed limit ($10,000 in 1998) and have the amount of the reduction contributed to the plan on the employee's behalf as salary deferral contributions. The 401(k) plan permits additional discretionary matching contributions by us with respect to our employees' pre-tax contributions up to the first six percent of each employee's salary contributed to the plan. All contributions to the 401(k) plan by or on behalf of employees are subject to aggregate annual limits prescribed by the Internal Revenue Service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Hopkins, Foster and Horn served as the members of our compensation committee during fiscal year 1999. Mr. Foster is our chief executive officer and the chief executive officer of our wholly owned subsidiary, Jillian's Entertainment Corporation. Mr. Foster also presently serves as an officer of three of our other operating subsidiaries and has formerly served as an officer of eight additional operating subsidiaries. Until September 1, 1999, Mr. Hopkins served as a vice president of our company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS IN CONNECTION WITH THE 1997 PURCHASE AND MERGER TRANSACTION

PURCHASES OF SHARES OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK. On July 23, 1997, in connection with the merger transaction by which we acquired Jillian's Entertainment Corporation, J.W. Childs Equity Partners, L.P. and its co-investors purchased an aggregate of 12,872,774 shares of our Series A preferred stock for $12.0 million in cash. Subsequently, we sold an additional 53,637 shares of our Series A preferred stock to a co-investor of J.W. Childs Equity Partners, L.P. on October 22, 1997 for $50,000 in cash.

Each share of our Series A preferred stock is convertible, at the option of the holder, subject to various anti-dilution adjustments, into one-third of a share of our common stock. Each share of our Series A preferred stock is entitled to cumulative dividends at an annual rate of 12.0%, which are payable in additional shares of our Series A preferred stock upon redemption or liquidation. If our company is liquidated or dissolved, each holder of shares of our Series A preferred stock has the right to receive $0.93 per share, plus an amount of additional shares equal to all accumulated and unpaid dividends, which will be immediately redeemable at the redemption price, before the holders of our common stock receive any payment. Holders of shares of our Series A preferred stock vote together with the holders of our common stock on an as-converted basis, except as to matters relating to the rights of the Series A preferred stock and to approve a change of control, on which matters they vote separately as a class. Each share of our Series A preferred stock is redeemable at the option of the holder upon a public offering of our common stock or the stock of any of our subsidiaries or upon a change of control of our company, at a redemption price of $0.93 per share plus an amount of additional shares equal to accumulated and unpaid dividends which will be immediately redeemable at the redemption price.

Each of Steven G. Segal, Glenn A. Hopkins and Edward D. Yun is a director of our company and is a co-investor with J.W. Childs Equity Partners L.P. Steven Segal and three entities for which he may be deemed to have sole or shared control acquired an aggregate of 151,982 shares of our Series A preferred stock. Glenn
A. Hopkins and Edward D. Yun purchased 32,493 and 13,856 shares of our Series A preferred stock, respectively, in the 1997 purchase and merger transaction described above. In addition, each of Messrs. Segal, Hopkins and Yun is an officer of J.W. Childs Equity Partners, L.P. See notes to "Principal and Selling Stockholders" on page 56 for more information relating to the beneficial ownership of our shares.

ISSUANCES OF SHARES OF COMMON STOCK AND OPTIONS TO PURCHASE SHARES OF COMMON STOCK. In connection with the 1997 purchase and merger transaction, we issued shares of our common stock to some of the stockholders of Jillian's Entertainment Corporation in exchange for their shares of its common stock. This exchange was made on a one-to-one ratio. One of these stockholders was Steven L. Foster, our chairman and chief executive officer, who received 441,200 shares of our common stock. In addition, in connection with this transaction, Mr. Foster, as a selling stockholder, was issued options to purchase 212,730 shares of our common stock at an exercise price of $2.80 per share on the same basis as other stockholders of Jillian's Entertainment Corporation who were continuing as our stockholders. At the same time, Mr. Foster also purchased an additional 250,000 shares of our common stock for a purchase price of $375,000, representing the same price per share as was paid to the non-continuing stockholders of Jillian Entertainment Corporation in the 1997 purchase and merger transaction. Mr. Foster paid for these shares with a $375,000 promissory note, which bears interest at a rate of 7.0% per year. Interest on the note is payable annually and the note is due on July 23, 2002. Payment of the principal and interest due is secured by a pledge of the shares of common stock purchased by Mr. Foster with the proceeds of the promissory note.

In the 1997 purchase and merger transaction, all outstanding options to purchase common stock of Jillian's Entertainment Corporation were cancelled and replaced with an equivalent amount of options to purchase our common stock at the same exercise price as the cancelled options. This included the issuance of options to persons who are our employees. Steven L. Foster, Daniel M. Smith, Stephen M. Weis and

Ronald Widman, each of whom is an executive officer of our company, received options to purchase 250,000, 153,333, 20,000 and 20,000 shares of our common stock, respectively, in this way. These options are exercisable at $1.20 per share. Mr. Foster and Mr. Smith also are members of our board of directors. See "Principal and Selling Stockholders" beginning on page 56 for more information relating to the stock ownership of our executive officers and directors.

STOCKHOLDERS' AGREEMENT. As part of the 1997 purchase and merger transaction described above, all of the holders of our common stock and preferred stock, after giving effect to the transaction, entered into a stockholders' agreement dated as of June 18, 1997. These stockholders include Glenn A. Hopkins, Gregory
T. Horn, Steven G. Segal and Edward D. Yun, each of whom is a director of our company, Steven L. Foster, who is a member of our board of directors and our chief executive officer, and J.W. Childs Equity Partners, L.P. This agreement provides that, until July 23, 2007, we and these stockholders will, if requested by a representative of J.W. Childs Equity Partners, L.P. and its co-investors, take action to cause our board of directors to include any number of nominees designated by such representative.

Beginning six months after completion of this offering, as long as J.W. Childs Equity Partners, L.P., its co-investors and their permitted transferees own, in the aggregate, at least 10.0% of the shares of our common stock underlying the Series A preferred stock that J.W. Childs Equity Partners, L.P. and its co-investors acquired in the 1997 purchase and merger transaction, J.W. Childs Equity Partners, L.P. and its co-investors will have the right to require us to file a registration statement under the Securities Act, on up to three occasions, to register the sale of all or any part of their shares of our common stock. Additionally, J.W. Childs Equity Partners, L.P., its co-investors and the other stockholders that are a party to the stockholders' agreement have the right, subject to certain limitations, to include their shares in certain registered offerings of securities that we initiate, including both offerings that we initiate for our own account and offerings for the account of other stockholders. We are required to bear the expense of all such registrations other than underwriters' discounts and commissions.

Stockholders who are parties to the stockholders' agreement are subject to certain restrictions on the transferability of their shares without the consent of the holders of the majority of the shares held by J.W. Childs Equity Partners, L.P. and its co-investors.

MANAGEMENT AGREEMENT. In connection with the 1997 purchase and merger transaction, we entered into a management agreement with J.W. Childs Associates, L.P., a Delaware limited partnership. J.W. Childs Associates, L.P. is the general partner of J.W. Childs Advisors, L.P., a Delaware limited partnership, which is the general partner of J.W. Childs Equity Partners, L.P. Upon completion of this offering, J.W. Childs Equity Partners, L.P. will hold
5,121,785 shares, or   %, of our common stock, or           shares or      % if
the Underwriters' overallotment option is completely exercised. Under the management agreement, J.W. Childs Associates, L.P. provides financial and strategic corporate consulting and management advisory services to us for an annual fee of $120,000 plus reimbursement for its reasonable expenses. This agreement has an initial term of four years and will automatically renew for additional one-year periods, unless terminated by either party at least 90 days prior to the end of the initial or a subsequent term. In addition, the agreement provides that we will indemnify J.W. Childs Associates, L.P. for its reasonable expenses incurred in connection with any claim arising out of its performance of this agreement. This agreement will terminate automatically if J.W. Childs Equity Partners, L.P. and its co-investors hold less than 20% of all the outstanding shares of our common stock and ceases to be the largest stockholder of our common stock.

ADDITIONAL ISSUANCES OF PREFERRED STOCK

SERIES A PREFERRED STOCK. On January 1, 1998, we issued 71,515 shares of our Series A preferred stock to Rappaport Asset Private Partnership, L.P., a Delaware limited partnership, in exchange for $100,000 in cash. James W. Rappaport is a director of our company. We are advised that he is the General Partner of Rappaport Asset Private Partnership, L.P. and beneficially owns 22% of the equity of the partnership.

SERIES B 20% CUMULATIVE CONVERTIBLE PREFERRED STOCK. For funds received on November 15, 1998, we issued 107,273 shares of our Series B preferred stock to JWC Equity Funding, Inc. for $10.0 million in cash. Each share of this series is convertible, at the option of the holder, at any time after April 1, 2000, subject to various anti-dilution adjustments, into 33.33 shares of our common stock. Each share of our Series B preferred stock is entitled to cumulative dividends at an annual rate of 20.0%, which are payable in additional shares of our Series B preferred stock upon redemption or liquidation. If our company is liquidated or dissolved, each holder of our Series B preferred stock has the right to receive $93.22 per share, plus an amount equal to all accumulated and unpaid dividends, before holders of our common stock or holders of our Series A or Series C preferred stock receive any payment. Holders of our shares of Series B preferred stock have no voting rights, other than as required by our amended and restated certificate of incorporation or bylaws, as to matters relating to the rights of the Series B preferred stock and to approve a change of control, on which matters they vote separately as a class. Each share of our Series B preferred stock is redeemable at the option of the holder upon a public offering of our common stock or the stock of any of our subsidiaries or upon a change of control of our company, and is redeemable at our option at any time, in each case at a redemption price of $93.22 per share plus accumulated dividends. We have elected to redeem all of our outstanding shares of Series B preferred stock upon completion of this offering for an aggregate price of approximately $11.9 million.

JWC Equity Funding, Inc. is a wholly owned subsidiary of J.W. Childs Equity Partners, L.P., a principal stockholder of our company. Messrs. Segal, Hopkins, and Yun are members of our board of directors and officers of J.W. Childs Equity Partners, L.P.

PURCHASE OF SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK. For funds received on July 15, 1999 and August 16, 1999, J.W. Childs Equity Partners, L.P. and its co-investors purchased an aggregate of 370,370 shares of our Series C preferred stock for $10.0 million in cash. For funds received on August 30, 1999, Steven
L. Foster, Stephen M. Weis and Ronald Widman, each an executive officer, purchased in cash 3,000, 1,111, and 2,160 shares of our Series C preferred stock, respectively. Each share of our Series C preferred stock is convertible, at the option of the holder, subject to various anti-dilution adjustments, into
3.33 shares of our common stock. In addition to various anti-dilution adjustments, in the event that conversion takes place after March 31, 2000, the number of shares received on conversion will be adjusted if our EBITDA for the fiscal year ended March 31, 2000 is less than $18.0 million. Upon completion of this offering, all Series C preferred stock will be converted into common stock. Each share of our Series C preferred stock is entitled to cumulative dividends at an annual rate of 12.0%, which are payable in additional shares of our Series C preferred stock upon redemption or liquidation. If our company is liquidated or dissolved, each holder of our Series C preferred stock has the right to receive $27.00 per share, plus an amount equal to all accumulated and unpaid dividends, sharing ratably with holders of our Series A preferred stock and before holders of our common stock receive any payment. Holders of our Series C preferred stock vote together with the holders of our common stock on an as-converted basis, except as to matters relating to the rights of the Series C preferred stock or to approve a change of control, on which matters they vote separately as a class. Each share of our Series C preferred stock is redeemable at the option of the holder upon a public offering of our common stock or the stock of any of our subsidiaries, or upon a change of control of our company, at a redemption price of $27.00 per share plus an amount in cash equal to accumulated and unpaid dividends.

Each of Steven G. Segal, Glenn A. Hopkins and Edward D. Yun is a director of our company and is a co-investor with J.W. Childs Equity Partners, L.P. In addition to the management purchasers listed above, Steven G. Segal and three entities for which he may be deemed to have sole or shared control acquired an aggregate of 4,307 shares of our Series C preferred stock. Glenn A. Hopkins and Edward D. Yun purchased 959 and 393 shares of our Series C preferred stock, respectively. In addition, each of Messrs. Segal, Hopkins and Yun is an executive officer of J.W. Childs Equity Partners, L.P. See notes to "Principal and Selling Stockholders" on page 56 for more information relating to the beneficial ownership of our shares.

OPTION TO ACQUIRE THE JILLIAN'S BOSTON FACILITY

On June 18, 1997, the stockholders of Jillian's Billiard Club, Inc., the entity that operates the Jillian's facility in Boston, Massachusetts, granted to Jillian's Entertainment Corporation, our wholly owned subsidiary, an option to purchase all of the outstanding common stock of that company. A trust for the benefit of the family members of Steven L. Foster is the principal stockholder of Jillian's Billiard Club, Inc. Mr. Foster is our chairman and chief executive officer and is a principal stockholder of our company. Mr. Foster is also the president and a member of the board of directors of Jillian's Billiard Club, Inc. By agreement dated as of August 30, 1999, this option was extended such that we may exercise it at any time prior to December 31, 2001 at a purchase price ranging from six to seven times the Boston facility's trailing 12-month EBITDA (earnings before interest, taxes, depreciation and amortization). In exchange for this extension, we granted performance-based options to purchase 32,000 shares of our common stock at $8.10 per share to the Foster family trust and 8,000 shares of our common stock at $8.10 per share to the other stockholders of the Boston facility. In addition, under the terms of the agreement, as amended, after December 31, 2001, if the Boston facility or any of its stockholders desires to enter into a transaction with a third party to sell the Boston facility or any of its equity securities or securities convertible into any equity security, we have a right of first refusal to purchase that facility.

SALE OF PROPERTIES

On June 17, 1999, our wholly owned subsidiaries that owned the real properties in which our complexes in Albany, New York and Rochester, New York are located entered into a purchase agreement to sell those properties to New Boston Fund IV, Inc. for an aggregate purchase price of $6.0 million. The purchaser will pay $4.0 million of the purchase price with two promissory notes, which are due on the later of closing or thirty-five days after we have obtained the release or waiver of certain liens on the properties, and bear interest at an annual rate of 9.25%. The notes are secured by a mortgage which we may record at our option if the purchaser does not make the required payments under the notes. Our subsidiaries had previously purchased the Albany property on November 10, 1998 for a purchase price of $525,000 and the Rochester property on July 31, 1998 for a purchase price of $500,000. New Boston Fund IV, Inc. has agreed to lease the Albany property back to us under a fifteen-year lease for an annual rent of $325,000 during the first five-year period, $376,000 during the second five-year period, and $414,000 during the third five-year period, plus 6.0% of gross sales of the business conducted on the property. New Boston Fund IV, Inc. has agreed to lease the Rochester property back to us under a fifteen-year lease for an annual rent of $625,000 during the first five-year period, $724,000 during the second five-year period, and $796,000 during the third five-year period, plus 6.0% of gross sales of the business conducted on the property. We are advised that James W. Rappaport, one of our directors, holds 33 1/3% of the equity and is an executive vice president of the New Boston Fund, Inc., the corporate general partner of New Boston Fund IV, Inc., the purchaser of the properties. The purchase price was determined through negotiations between us and New Boston Fund IV, Inc.

BRIDGE NOTE

On June 22, 1999, to finance our capital expenditures, we issued a bridge note to JWC Equity Funding, Inc., a wholly owned subsidiary of J.W. Childs Equity Partners, L.P., in the principal amount of $4.0 million. Interest on the note is payable quarterly at an initial rate of 9.25% for the first sixty days, and thereafter, at a rate of 30.0% per annum. By its terms, the note is required to be repaid out of the payments that we receive under the $4.0 million promissory note issued by New Boston Fund IV, Inc., the buyer of our Rochester and Albany, New York properties under the sale/leaseback transaction described above. If this sale/leaseback transaction is unwound, and the buyer's promissory note is not repaid, the bridge note will mature on the later of June 20, 2000 or the date on which the sale and leaseback transaction is unwound as a result of such non-payment.

EMPLOYMENT ARRANGEMENTS

Steven L. Foster, Daniel M. Smith, Stephen M. Weis and Ronald Widman have entered into employment agreements with our wholly owned subsidiary. See "Management" on page 45 for a description of these employment agreements.

Steven L. Foster, our chief executive officer, deferred payment of his salary in an aggregate amount of $266,484 for fiscal 1997 and 1998 in order to provide us with working capital. This obligation is non-interest bearing and has no fixed repayment terms.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of the date of this prospectus, by:

      - each person who is known by us to own beneficially more than 5.0% of the outstanding shares of common stock;

      -     each of our directors;

      -     our executive officers named in the compensation table on page 48;

      -     all of our directors and executive officers as a group and

      - those of our stockholders who are selling common stock subject to the over-allotment option.

The following table gives effect to:

      - the conversion of all the outstanding shares of our Series A and Series C preferred stock into our common stock; and

      - the redemption of all outstanding shares of our Series B preferred stock,

which will occur upon closing of this offering.

                                                                                        BENEFICIAL OWNERSHIP
                                                                                  AFTER THE OFFERING AND ASSUMING
                                   BENEFICIAL OWNERSHIP                           FULL EXERCISE OF OVER-ALLOTMENT
                                   PRIOR TO OFFERINGS(1)                                    OPTION(1)(2)
                                ---------------------------                       --------------------------------
                                 NUMBER OF      PERCENT OF    SHARES SUBJECT TO      NUMBER         PERCENT OF
                                COMMON STOCK   COMMON STOCK    OVER-ALLOTMENT      OF COMMON     COMMON STOCK OUT-
                                   SHARES      OUTSTANDING        OPTION(2)       STOCK SHARES       STANDING
                                ------------   ------------   -----------------   ------------   -----------------
J.W. Childs Equity Partners,
  L.P.(3)
  One Federal Street, 21st
  Floor
  Boston, MA 02110............     5,121,785       69.5%

Steven L. Foster(4)+
  1387 South Fourth Street
  Louisville, KY 40208........       915,019       11.8%

Steven Rubin(4)(5)
  508 North Second Street
  Fairfield, Iowa 52556.......       742,165        9.8%

Glenn A. Hopkins(3)+..........        14,029          *
Gregory T. Horn +.............        17,879          *
James Rappaport +(6)..........        23,838          *
Steven G. Segal(3)(7).........        65,017          *
Daniel M. Smith(8)+...........       245,000        3.2%
Gregory S. Stevens(9)+........        20,000          *
Stephen M. Weis(10)+..........        50,037          *
Ronald Widman(11)+............        45,533          *
Edward D. Yun(3)+.............         5,930          *
All directors and executive
  officers as a group (10
  persons)....................     2,144,448       25.9%

                                                                                        BENEFICIAL OWNERSHIP
                                                                                  AFTER THE OFFERING AND ASSUMING
                                   BENEFICIAL OWNERSHIP                           FULL EXERCISE OF OVER-ALLOTMENT
                                   PRIOR TO OFFERINGS(1)                                    OPTION(1)(2)
                                ---------------------------                       --------------------------------
                                 NUMBER OF      PERCENT OF    SHARES SUBJECT TO      NUMBER         PERCENT OF
                                COMMON STOCK   COMMON STOCK    OVER-ALLOTMENT      OF COMMON     COMMON STOCK OUT-
                                   SHARES      OUTSTANDING        OPTION(2)       STOCK SHARES       STANDING
                                ------------   ------------   -----------------   ------------   -----------------
OTHER SELLING STOCKHOLDERS()
  John W. Childs(3)(12).......       202,327        2.8%
  14 other selling
     stockholders, each of
     whom is selling less than
          shares of common
     stock in the offering and
     beneficially owns less
     than 1% of our
     outstanding common
     stock....................

---------------------------------------------
 +Executive officer and/or director. The address for each of our executive officers and directors is c/o Jillian's Entertainment Holdings, Inc., 1387 South Fourth Street, Louisville, Kentucky 40208.
 *Less than 1%
 (1)Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. It also includes 768,339 shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting power with respect to all shares shown as beneficially owned by them except to the extent authority is shared under applicable laws. As of the date of this prospectus, we had 38 stockholders of record.
 (2)The number set forth represents the stockholders pro rata proportion of the number of shares of our common stock to be offered for sale by selling stockholders on exercise of the underwriters' overallotment option, assuming full exercise of that option.
 (3)Includes 3,971,919 shares issuable upon conversion of Series A preferred stock and 1,149,866 shares issuable upon conversion of our Series C preferred stock. J.W. Childs Equity Partners, L.P. may also be deemed to be the beneficial owner of the shares of our common stock beneficially owned by its co-investors and other stockholders who are a party to the stockholders' agreement dated as of June 18, 1997. The amount shown does not include 4,898,690 shares issuable on the exercise of Series A or Series C preferred stock beneficially owned by these other stockholders or 2,786,187 shares subject to options held by these other stockholders which are exercisable within 60 days. Each of (i) J.W. Childs Advisors, L.P., the general partner of J.W. Childs Equity Partners, L.P., (ii) J.W. Childs Associates, L.P., the general partner of J.W. Childs Advisors, L.P., (iii) J.W. Childs Associates, Inc., the general partner of J.W. Childs Associates, L.P. , (iv) John W. Childs, the sole director and stockholder of J.W. Childs Associates, Inc.,
    (v) Glenn A. Hopkins, Jerry D. Horn, Lambros J. Lambros, Raymond B. Rudy, Steven Segal and Adam Suttin, as co-investors, may be deemed to beneficially own the shares of our common stock beneficially owned or deemed to be beneficially owned by J.W. Childs Equity Partners, L.P. Each person who may be so deemed to beneficially own shares of our common stock disclaims beneficial ownership of such shares.
 (4)Includes 140,390 shares which we are advised are held for the benefit of Steven Rubin. Includes 363,819 shares subject to options which are currently exercisable. Includes 9,999 shares issuable upon conversion of Series C Stock, of which we are advised 3,333 shares are held for the benefit of Susan Foster, Celia Foster and Toby Sterling, respectively.
 (5)Includes 228,577 shares subject to options which are currently exercisable. Includes 140,390 shares which we are advised are held for his benefit by Steven L. Foster.
 (6)Represents shares of our common stock beneficially owned by Rappaport Asset Private Partnership, L.P. We are advised that Mr. Rappaport beneficially owns 22%, and is the general partner of Rappaport Asset Private Partnership, L.P.
 (7)We are advised that Mr. Segal may be deemed to beneficially own (i) 2,977 shares issuable upon conversion of Series A preferred stock and 831 shares issuable upon conversion of Series C preferred stock held by SGS 1995 Family Limited Partnership; (ii) 7,646 shares issuable upon conversion of Series A preferred stock and 2,129 shares issuable upon conversion of Series C preferred Stock held by Steven G. Segal 1995 Irrevocable Trust; and (iii) 534 shares issuable upon conversion of Series C preferred stock held by SGS-III Family Limited Partnership. Mr. Segal disclaims beneficial ownership of all such shares.
 (8)Includes 228,333 shares subject to options which are currently exercisable.
 (9)Includes 20,000 shares subject to options which are currently exercisable.
(10)Includes 38,000 shares subject to options which are currently exercisable.
(11)Includes 30,000 shares subject to options which are currently exercisable.
(12)We are advised that Mr. Childs may be deemed to beneficially own 36,406 shares issuable upon conversion of Series A and Series C preferred stock held by OFS Investment Partners. Mr. Childs disclaims beneficial ownership of such shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

EFFECT OF SALES OF SHARES

Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that sales of shares of common stock by J.W. Childs Equity Partners, L.P. and its co-investors and our other existing stockholders, or the availability of shares of our common stock for sale, will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

SALE OF RESTRICTED SHARES

Upon completion of this offering, based upon the number of shares outstanding as
of the date of this prospectus, we will have an aggregate of           shares of
our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these
outstanding shares, the           shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, except that any shares purchased by any person who directly or indirectly controls or is controlled by us, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 7,366,389 shares of common stock owned by J.W. Childs Equity Partners, L.P., its co-investors, our other existing stockholders our directors and our executive officers will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

LOCK-UP AGREEMENTS

Stockholders, holding an aggregate           shares of our common stock, have
agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of U.S. Bancorp Piper Jaffray for a period of 180 days from the date of this prospectus. All of our stockholders are obligated under the terms of the stockholders' agreement to enter into similar lock-up agreements. Upon expiration of the lock-up period, 180 days after the
date of this prospectus,           shares will be available for resale to the
public in accordance with Rule 144.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus without the prior written consent of U.S. Bancorp Piper Jaffray. However, we may:

       -- issue and grant options to purchase shares of common stock under our 1997 Non-Qualified Stock Option Plan;

       -- issue shares of common stock upon the exercise of options, warrants or rights or upon the conversion of currently outstanding securities; and

       -- issue, offer and sell shares of common stock or securities convertible, exercisable or exchangeable for common stock in transactions not involving a public offering, provided that each recipient of the securities agrees in writing to be bound by the restrictions in this section.

RULE 144

In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

       --      1.0% of the number of shares of common stock then outstanding,
               which is expected to be approximately           shares upon
               completion of this offering; or

       -- the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, subject to various restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory benefit plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

As of the date of this prospectus, options to purchase a total of 2,387,251 shares of our common stock, of which 1,000,442 were then exercisable, were outstanding. Upon completion of this offering, we intend to file a registration statement to register an aggregate of 2,666,666 shares of our common stock reserved for issuance under our 1997 Non-Qualified Stock Option Plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions, Rule 144 volume limitations applicable to our affiliates or the lock-up agreements with U.S. Bancorp Piper Jaffray. Holders of options to purchase shares of our common stock are obligated to enter into the stockholders' agreement upon exercise of their options.

REGISTRATION RIGHTS

Upon completion of this offering, J.W. Childs Equity Partners, L.P. and its
co-investors will hold approximately   million shares of our common stock. Under
the terms of a stockholders' agreement, dated as of June 18, 1997, we may be obligated to register under the Securities Act the shares of our common stock held by J.W. Childs Equity Partners, L.P. and its co-investors and other stockholders who are a party to the agreement, as described below. Under the terms of the stockholders' agreement, beginning six months after completion of this offering, as long as J.W. Childs Equity Partners, L.P. and its co-investors and their permitted transferees own in the aggregate at least 10.0% of the shares of our common stock underlying our Series A preferred stock which they acquired in 1997, J.W. Childs Equity Partners, L.P. and its co-investors have the right to require us, on up to three occasions and at our expense, to file a registration statement under the Securities Act to register the sale of all or any part of their shares of our common stock.

Additionally, the stockholders that are a party to the stockholders' agreement have the right, subject to certain limitations, to include their shares in certain registered offerings that we initiate other than our initial public offering. This includes offerings that we initiate for our own account or for the account of other stockholders in any registration. Generally, we are required to bear the expense of all such registrations. In addition, two of our senior lenders hold warrants that entitle them to purchase 204,405 shares of our common stock. Under the terms of these warrants, these senior lenders will have the right, subject to certain limitation, to include their shares in this offering and other registered offerings of securities that we initiate for the account of J.W. Childs Equity Partners, L.P. and its co-investors.

The sale of shares of our common stock held by these stockholders upon the exercise of their registration rights under the Stockholders' Agreement could adversely affect our ability to raise capital in the public equity markets.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 55,000,000 shares of common stock, $0.001 par value per share, and 42,000,000 shares of preferred stock, par value
$0.001 per share. Of the common stock authorized,           shares are being
offered in the offering. If the underwriters' over-allotment option is exercised
in full, this amount will be           shares. 2,748,330 shares of common stock
have been reserved for issuance under our stock option plan and certain warrants. See "Executive Compensation" beginning on page 48 for a discussion of these employee benefit plans.

The following summary description of our capital stock is qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement, and to Delaware corporate law. All of this information gives effect to a one for three reverse stock split which will be effected prior to the closing of this offering.

COMMON STOCK

As of the date of this prospectus, there were 7,366,390 shares of common stock outstanding, assuming the conversion of all outstanding shares of Series A and Series C preferred stock. As of the date of this prospectus, our outstanding common stock was held of record by 38 stockholders. Upon completion of this
offering, there will be           shares of common stock outstanding. In
addition, as of the date of this prospectus, there were outstanding options for the purchase of a total of 2,387,251 shares of common stock and outstanding warrants for the purchase of a total of 244,990 shares of our common stock.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may, subject to voting rights of any series of preferred stock that we may issue, elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, liquidation or conversion rights. The shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of the shares of any series of preferred stock which we may designate and issue in the future upon the closing of this offering, there will be no shares of preferred stock outstanding. With respect to restrictions on alienability of shares of our common stock held by some of our stockholders, see "Shares Eligible for Future Sale" beginning on page 58.

PREFERRED STOCK

Holders of all of our outstanding shares of Series A and Series C preferred stock will be converted into an aggregate of 5,605,992 shares of common stock upon completion of this offering. This conversion will occur at the applicable conversion price provided in our amended and restated certificate of incorporation. Upon conversion, all accumulated and unpaid dividends on the shares of Series A and Series C preferred stock will be eliminated and the converted shares will be cancelled and restored to the status of authorized but unissued shares of preferred stock.

We have elected to redeem all of our outstanding shares of Series B preferred stock upon completion of this offering with the proceeds of this offering. This redemption will occur at the applicable redemption price provided in our amended and restated certificate of incorporation plus accumulated and unpaid dividends thereon. Upon redemption, the shares of our Series B preferred stock will be cancelled and restored to the status of authorized but unissued shares of preferred stock.

Upon consummation of the offering there will be no outstanding shares of preferred stock of our company. Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our company without further action by the stockholders. The company has no present plans to issue any shares of preferred stock.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other general corporate needs. The authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The Nasdaq National Market, on which we intend to apply to list our common stock, currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20.0% in the number of shares of common stock outstanding or in the amount of voting securities outstanding.

WARRANTS

On July 23, 1997, we entered into several common stock purchase warrant agreements that provide for the issuance of an aggregate of 50,000 shares of our common stock at prices ranging from $0.81 to $2.80 per share subject to various adjustments. All warrants were exercisable at July 23, 1997 and expire between April 15, 2000 and July 31, 2001. Of these, warrants to purchase 9,145 shares of our common stock have expired without being exercised. As of June 20, 1999 none of the remaining 40,585 warrants have been exercised. All of these warrants provide for anti-dilution adjustments in the event of stock splits, stock dividends, or merger, consolidation, recapitalization or similar transactions.

In connection with the senior credit facility, we issued warrants that provide for the issuance of 204,405 shares of our common stock at an exercise price of $.03 per share, subject to various anti-dilution and other adjustments. The warrants are exercisable at the option of the holder, in whole or in part, at any time prior to October 14, 2008. Upon completion of this offering and the 180-day lock-up period that follows this offering, the senior lenders have the right to require us to purchase any shares of our common stock that they asked be registered in this offering that were not sold. Such purchase is required to be made as of the current market price less the warrant exercise price.

In addition, in the event that during any 24-month period J.W. Childs Partners, L.P. or its co-investors sells shares of our common stock equal to more than 10.0% of the shares of our common stock outstanding on a fully diluted basis, the holders of these warrants have the right to sell their shares of our common stock, on a proportional basis, in the same transaction. In addition, in the event that J.W. Childs Equity Partners, L.P. and its co-investors who hold greater than one-third of the then-outstanding shares of our common stock determine to sell at least 50.0% of the aggregate number of shares owned by them on July 23, 1997, the holders of these warrants will be required to sell a proportional number of their shares of our common stock in the same transaction.

REGISTRATION AND OTHER RIGHTS

J.W. Childs Equity Partners, L.P., and its co-investors, who are the beneficial owners of an aggregate of 5,543,371 shares of our common stock, and our other current stockholders have entered into a stockholders' agreement, dated as of June 18, 1997, which places certain restrictions on the transferability of the shares held by the parties to this agreement without the consent of the holders of a majority of the shares held by J.W. Childs Equity Partners, L.P. and its co-investors.

Beginning six months after completion of this offering, as long as J.W. Childs Equity Partners, L.P., and its co-investors, and their permitted transferees own, in the aggregate, at least 10.0% of the shares of our common stock underlying the Series A preferred stock that J.W. Childs Equity Partners, L.P. and its co-investors acquired in the 1997 purchase and merger transaction, these stockholders will have the right to require us to file a registration statement under the Securities Act, on up to three occasions, to register the sale of all or any part of their shares of our common stock. Additionally, J.W. Childs Equity Partners, L.P., its co-investors and the other stockholders that are a party to the stockholders' agreement will have the right, subject to certain limitations, to include their shares in certain registered offerings of securities that we initiate, including both offerings that we initiate for our own account and offerings for the account of other stockholders. We are required to bear the expense of all such registrations other than underwriting discounts and commissions.

In connection with our senior credit facility, we issued warrants to two of our senior lenders that entitle such lenders to purchase, at any time prior to October 14, 2008, an aggregate of 204,405 shares of our common stock at an exercise price of $.03 per share, subject to anti-dilution adjustments. Under the terms of these warrants, these senior lenders have the right, subject to certain limitations, to include their shares in this offering and registered offerings of securities that we initiate for the account of J.W. Childs Equity Partners, L.P. and its co-investors.

DELAWARE ANTI-TAKEOVER STATUTE

Our amended and restated certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts certain transactions and business combinations between a corporation and an interested stockholder. An interested stockholder is generally defined by Section 203 as a person who beneficially owns 15.0% or more or is an affiliate or associate of a 15.0% beneficial owner of the corporation's outstanding voting stock. Unless our board of directors and the holders of at least two-thirds of our outstanding voting stock approve the transaction, Section 203 restricts the transaction for a period of three years from the date the stockholder acquired 15.0% or more of the corporation's outstanding voting stock. Because we have elected not to be governed by Section 203, persons who own 15.0% or more of our voting stock may transfer their interest in our common stock to a third party, and any third party may accumulate 15.0% or more of our common stock, without causing such third party to become an interested stockholder. Among other things, this election has the effect of permitting J.W. Childs Equity Partners, L.P. and its co-investors to transfer 15.0% or more of our voting stock to a third party without the approval of our board of directors or stockholders.

CHARTER AND BYLAW PROVISIONS

Provisions of our amended and restated certificate of incorporation and bylaws that could make it more difficult for a third party to acquire, or of discouraging a third party from acquiring control of us, are described below. This summary is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and bylaws, copies of which were filed as exhibits to the registration statement of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum or by a sole remaining director. These provisions would be subject to any rights of holders of preferred stock to elect directors under specified circumstances. Accordingly, absent an amendment to our certificate of incorporation or our bylaws, the board of directors could prevent any stockholder from enlarging our board of directors and filling the new directorships with such stockholder's own nominees.

Our amended and restated certificate of incorporation provides that we may issue one or more series of preferred stock with terms designated by our board of directors. These terms may have the effect of delaying or preventing a change of control of our company without further action by the stockholders.

Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received
in writing by us not less than      nor more than      days prior to the
anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

Our bylaws also provide that any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting, if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting. This provision could permit the holders of a majority of common stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to vote or raise other matters at a meeting.

LISTING

We have applied for the listing of the common stock on the Nasdaq National Market under the symbol "JLNS."

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is                .

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc. and BancBoston Robertson Stephens are acting as representatives, have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                              NUMBER
UNDERWRITERS                                                 OF SHARES
------------                                                 ---------
U.S. Bancorp Piper Jaffray Inc.............................
BancBoston Robertson Stephens Inc..........................
                                                              -------
          Total............................................

The underwriters have advised us and the selling stockholders that they propose
to offer the shares to the public at $     per share. The underwriters propose
to offer the shares to certain dealers at the same price less a concession of
not more than $     per share. The underwriters may allow and the dealers may
reallow a concession of not more than $ per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the representatives.

Of the           shares of common stock offered by us, up to           shares
were reserved for sale to persons designated by us. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial public offering price.

Our selling stockholders have granted to the underwriters an option to purchase
up to an additional           shares of common stock from them at the same price
to the public, and with the same underwriting discount, as set forth in the table on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                               NO EXERCISE   FULL EXERCISE
                                               -----------   -------------
Per Share....................................   $             $
Total........................................   $             $

We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make with respect to those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior written approval of the customer specifically relating to the shares offered in this prospectus.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We and stockholders holding an aggregate of      shares of our common stock have
agreed to restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. All of our current stockholders are obligated under the terms of the stockholders' agreement to enter into similar lock-up agreements. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide certain exceptions, including for sales to underwriters pursuant to the purchase agreement, sales in connection with the exercise of options, warrants or rights granted or upon the conversion of currently outstanding securities, the granting of options to purchase shares under our existing stock option plans and the sale of shares or securities convertible, exercisable or exchangeable for shares in transactions not involving a public offering, provided each recipient of such securities agrees to be bound by a similar lock-up agreement.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock on the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

Legal matters with respect to the validity of the shares of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Legal matters relating to the common stock will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.

                                    EXPERTS

The consolidated financial statements of Jillian's Entertainment Holdings, Inc. and subsidiaries as of March 29, 1998 and March 28, 1999, and for the period from July 23, 1997 to March 29, 1998 and the year ended March 28, 1999, and the consolidated statements of operations, stockholders' equity, and cash flows of Jillian's Entertainment Corporation and subsidiaries (Predecessor) for the period from April 1, 1997 through July 22, 1997, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of KPMG LLP as experts in accounting and auditing.

The consolidated financial statements of Jillian's Entertainment Corporation and subsidiaries for the year ended March 31, 1997, have been included in this prospectus and in the registration statement in reliance upon the report of BDO Seidman, LLP, independent certificate public accountants, appearing elsewhere in this prospectus, and upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report (KPMG LLP).....................    F-2
Independent Auditors' Report (BDO Seidman, LLP).............    F-3
Consolidated Balance Sheets -- March 29, 1998, March 28,
  1999 and June 27, 1999 (unaudited)........................    F-4
Consolidated Statements of Operations -- For the year ended
  March 31, 1997 and the period from April 1, 1997 through
  July 22, 1997 (Predecessor), the period from July 23, 1997 through March 29, 1998, the year ended March 28, 1999, and the quarters ended June 28, 1998 (unaudited) and June 27,
  1999 (unaudited)..........................................    F-5
Consolidated Statements of Stockholders' Equity
  (Deficit) -- For the year ended March 31, 1997 and the
  period from April 1, 1997 through July 22, 1997
  (Predecessor), the period from July 23, 1997 through March
  29, 1998, the year ended March 28, 1999, and the quarters
  ended June 28, 1998 (unaudited) and June 27, 1999
  (unaudited)...............................................    F-6
Consolidated Statements of Cash Flows -- For the year ended
  March 31, 1997 and the period from April 1, 1997 through
  July 22, 1997 (Predecessor), the period from July 23, 1997 through March 29, 1998, the year ended March 28, 1999, and the quarters ended June 28, 1998 (unaudited) and June 27,
  1999 (unaudited)..........................................    F-7
Notes to Consolidated Financial Statements..................    F-8

When the transaction referred to in Note 16 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

                                          /s/ KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jillian's Entertainment Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Jillian's Entertainment Holdings, Inc. and subsidiaries (Company) as of March 29, 1998 and March 28, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999. We have also audited the consolidated statements of operations, stockholders' equity, and cash flows of Jillian's Entertainment Corporation and subsidiaries (Predecessor) for the period from April 1, 1997 through July 22, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jillian's Entertainment Holdings, Inc. and subsidiaries as of March 29, 1998 and March 28, 1999, and the results of their operations and their cash flows for the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999 and the results of operations and cash flows of Jillian's Entertainment Corporation and subsidiaries for the period from April 1, 1997 through July 22, 1997 in conformity with generally accepted accounting principles.

Louisville, Kentucky
August 31, 1999, except as
to Note 16, which is
as of           .

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jillian's Entertainment Corporation
Boston, Massachusetts

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows of Jillian's Entertainment Corporation and subsidiaries for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Jillian's Entertainment Corporation and subsidiaries for the year ended March 31, 1997 in conformity with generally accepted accounting principles.

The accompanying March 31, 1997 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of March 31, 1997, the Company had incurred substantial cash flow and liquidity problems and had a significant working capital deficiency. These factors raised substantial doubt about its ability to continue as a going concern. The March 31, 1997 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ BDO SEIDMAN, LLP

May 21, 1997
Boston, Massachusetts

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               MARCH 29,   MARCH 28,    JUNE 27,
                                                                 1998        1999         1999
                                                               ---------   ---------   -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................     $   851      3,211           732
  Receivables..............................................         153        650           378
  Inventories..............................................         360        827         1,308
  Prepaid expenses.........................................         940      1,294         1,088
  Other current assets.....................................         517        105           118
                                                                -------     ------       -------
          Total current assets.............................       2,821      6,087         3,624
Property and equipment, net................................      14,138     57,132        72,611
Goodwill, net..............................................       5,812      9,986         9,853
Other assets, net..........................................         471      2,743         2,513
                                                                -------     ------       -------
          Total assets.....................................     $23,242     75,948        88,601
                                                                =======     ======       =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Short-term notes payable.................................     $    --         --         4,000
  Current maturities of long-term debt.....................         605      2,304         2,379
  Accounts payable.........................................       3,213      8,801         3,560
  Accrued liabilities......................................         885      2,519         3,045
  Other short-term liabilities.............................         117        546           446
  Due to stockholder.......................................         366        366           366
                                                                -------     ------       -------
          Total current liabilities........................       5,186     14,536        13,796
Long-term debt, excluding current maturities...............       4,505     34,804        49,676
Deferred rent..............................................         856      5,789         6,067
Warrant put obligation.....................................          --        566         2,148
                                                                -------     ------       -------
          Total liabilities................................      10,547     55,695        71,687
                                                                -------     ------       -------
Minority interests.........................................         401        317           317
Redeemable preferred stock ($.001 par value, 42,000,000
  shares authorized):
  Series A 12% convertible, cumulative, 12,980,047,
     13,051,563 and 13,051,563 shares issued and
     outstanding, respectively.............................      13,116     14,802        15,233
  Series B 20% convertible, cumulative, none, 107,273 and
     107,273 shares issued and outstanding, respectively...          --     10,763        11,276
Stockholders' deficit:
  Common stock, $.001 par value; 55,000,000 shares
     authorized; 1,744,564, 1,760,397 and 1,760,397 shares
     issued and outstanding, respectively..................           5          5             5
  Paid-in capital..........................................       2,612      2,637         2,637
  Accumulated deficit......................................      (2,814)    (7,646)      (11,929)
                                                                -------     ------       -------
                                                                   (197)    (5,004)       (9,287)
Stockholders' notes receivable.............................        (625)      (625)         (625)
                                                                -------     ------       -------
          Total stockholders' deficit......................        (822)    (5,629)       (9,912)
Commitments and contingencies
                                                                -------     ------       -------
          Total liabilities and stockholders' deficit......     $23,242     75,948        88,601
                                                                =======     ======       =======

          See accompanying notes to consolidated financial statements.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                          PREDECESSOR                                         COMPANY
                                 ------------------------------   ---------------------------------------------------------------
                                                   PERIOD FROM     PERIOD FROM
                                                  APRIL 1, 1997   JULY 23, 1997
                                   YEAR ENDED        THROUGH         THROUGH         YEAR ENDED     QUARTER ENDED   QUARTER ENDED
                                 MARCH 31, 1997   JULY 22, 1997   MARCH 29, 1998   MARCH 28, 1999   JUNE 28, 1998   JUNE 27, 1999
                                 --------------   -------------   --------------   --------------   -------------   -------------
                                                                                                             (UNAUDITED)
Revenues.......................    $   13,216           3,876          13,681           59,708           10,517          20,154
Costs and expenses:
  Unit operating costs:
    Cost of sales..............         2,984             869           3,145           13,138            2,380           4,232
    Labor......................         3,045             901           3,445           13,453            2,554           4,799
    Rent.......................         1,869             698           1,556            5,508            1,000           1,519
    Depreciation and
      amortization.............           965             314           1,475            4,690              611           1,857
    Direct operating costs.....         2,622             828           2,784           13,974            2,382           5,131
                                   ----------       ---------       ---------        ---------        ---------       ---------
         Total unit operating
           costs...............        11,485           3,610          12,405           50,763            8,927          17,538
                                   ----------       ---------       ---------        ---------        ---------       ---------
  Pre-opening costs............            --              --             118            2,245              309             980
  General and administrative...         1,690             556           2,446            6,241            1,381           2,257
  Asset impairment loss........           450             250             225               --               --              --
                                   ----------       ---------       ---------        ---------        ---------       ---------
         Total costs and
           expenses............        13,625           4,416          15,194           59,249           10,617          20,775
                                   ----------       ---------       ---------        ---------        ---------       ---------
Income (loss) from
  operations...................          (409)           (540)         (1,513)             459             (100)           (621)
                                   ----------       ---------       ---------        ---------        ---------       ---------
Other (income) expense:
  Interest expense.............           332             110             169            2,544              161           2,682
  Interest and other expense
    (income), net..............           201              (6)             21             (164)              --               4
                                   ----------       ---------       ---------        ---------        ---------       ---------
         Total other expense,
           net.................           533             104             190            2,380              161           2,686
                                   ----------       ---------       ---------        ---------        ---------       ---------
Loss before income taxes and
  cumulative effect of change
  in accounting principle......          (942)           (644)         (1,703)          (1,921)            (261)         (3,307)
Income taxes...................            --              --              95              172               45              32
                                   ----------       ---------       ---------        ---------        ---------       ---------
Loss before cumulative effect
  of change in accounting
  principle....................          (942)           (644)         (1,798)          (2,093)            (306)         (3,339)
Cumulative effect of change in
  accounting principle.........            --              --              --              390              390              --
                                   ----------       ---------       ---------        ---------        ---------       ---------
Net loss.......................          (942)           (644)         (1,798)          (2,483)            (696)         (3,339)
Dividends on redeemable
  convertible preferred
  stock........................            --              --          (1,016)          (2,349)            (385)           (944)
                                   ----------       ---------       ---------        ---------        ---------       ---------
Net loss attributable to common
  stockholders.................    $     (942)           (644)         (2,814)          (4,832)          (1,081)         (4,283)
                                   ==========       =========       =========        =========        =========       =========
Net loss per common
  share -- basic and diluted...    $     (.10)           (.07)          (1.61)           (2.74)            (.61)          (2.43)
                                   ==========       =========       =========        =========        =========       =========
Weighted average common shares
  assumed oustanding -- basic
  and diluted..................     9,137,798       9,137,798       1,744,564        1,760,397        1,760,397       1,760,397
                                   ==========       =========       =========        =========        =========       =========

          See accompanying notes to consolidated financial statements.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            COMMON STOCK        ADDITIONAL
                                        --------------------     PAID-IN      ACCUMULATED
PREDECESSOR                               SHARES      AMOUNT     CAPITAL        DEFICIT      TOTAL
-----------                             ----------    ------    ----------    -----------    ------
Balance at March 31, 1996...........     9,137,798     $ 9         9,536         (6,701)      2,844
Net loss............................            --      --            --           (942)       (942)
                                        ----------     ---        ------        -------      ------
Balance at March 31, 1997...........     9,137,798       9         9,536         (7,643)      1,902
Net loss............................            --      --            --           (644)       (644)
                                        ----------     ---        ------        -------      ------
Balance at July 22, 1997, before
  merger............................     9,137,798       9         9,536         (8,287)      1,258
COMPANY
------------------------------------
Purchase of Predecessor common
  stock.............................    (9,137,798)     (9)       (9,536)         8,287      (1,258)
Issuance of common stock............     1,744,564       5         2,612             --       2,617
                                        ----------     ---        ------        -------      ------
Balance at July 23, 1997............     1,744,564       5         2,612             --       2,617
Preferred stock dividends...........            --      --            --         (1,016)     (1,016)
Net loss............................            --      --            --         (1,798)     (1,798)
                                        ----------     ---        ------        -------      ------
Balance at March 29, 1998...........     1,744,564       5         2,612         (2,814)       (197)
Issuance of common stock............        15,833      --            25             --          25
Preferred stock dividends...........            --      --            --         (2,349)     (2,349)
Net loss............................            --      --            --         (2,483)     (2,483)
                                        ----------     ---        ------        -------      ------
Balance at March 28, 1999...........     1,760,397       5         2,637         (7,646)     (5,004)
Preferred stock dividends
  (unaudited).......................            --      --            --           (944)       (944)
Net loss (unaudited)................            --      --            --         (3,339)     (3,339)
                                        ----------     ---        ------        -------      ------
Balance at June 27, 1999
  (unaudited).......................     1,760,397     $ 5         2,637        (11,929)     (9,287)
                                        ==========     ===        ======        =======      ======

          See accompanying notes to consolidated financial statements.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           PREDECESSOR                              COMPANY
                                                    -------------------------   ------------------------------------------------
                                                      YEAR       PERIOD FROM     PERIOD FROM       YEAR      QUARTER    QUARTER
                                                      ENDED     APRIL 1, 1997   JULY 23, 1997      ENDED      ENDED      ENDED
                                                    MARCH 31,      THROUGH         THROUGH       MARCH 28,   JUNE 28,   JUNE 27,
                                                      1997      JULY 22, 1997   MARCH 29, 1998     1999        1998       1999
                                                    ---------   -------------   --------------   ---------   --------   --------
                                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net loss........................................    $(942)         (644)          (1,798)        (2,483)      (696)    (3,339)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization.................      965           314            1,614          5,475        863      2,284
    Asset impairment loss.........................      450           250              225             --         --         --
    Income related to minority interest...........      207            14               --              7         --         --
    Decrease (increase) in receivables............       11            11             (112)          (497)        41        272
    Decrease (increase) in inventories............       26            12             (193)          (327)       (50)      (481)
    Decrease (increase) in prepaid expenses.......      (78)           14             (604)          (354)       (91)       206
    Decrease (increase) in other current assets...       --            (4)            (582)           412        377        (13)
    Decrease (increase) in other assets...........        3            88             (463)           (24)      (167)       107
    Increase (decrease) in accounts payable.......      (52)          222            2,101          5,448     (2,148)    (5,241)
    Increase (decrease) in accrued liabilities....       73          (196)             528          1,222        474        334
    Increase in due to stockholder................      200            67               --             --         --         --
    Increase (decrease) in deferred rent..........     (157)         (122)              63            779          6        274
    Increase in warrant put obligation............       --            --               --             --         --      1,582
                                                      -----         -----          -------        -------     ------    -------
      Net cash provided by (used in) operating
         activities...............................      706            26              779          9,658     (1,391)    (4,015)
                                                      -----         -----          -------        -------     ------    -------
Cash flows from investing activities:
  Capital expenditures............................     (201)         (242)          (8,764)       (37,178)    (2,996)   (16,088)
  Purchase of JEC.................................       --            --           (4,157)           156        (42)        --
  Purchase of minority interest...................       --            --             (945)            --         --         --
  Purchase of America Live........................       --            --               --         (3,800)    (3,800)        --
                                                      -----         -----          -------        -------     ------    -------
      Net cash used in investing activities.......     (201)         (242)         (13,866)       (40,822)    (6,838)   (16,088)
                                                      -----         -----          -------        -------     ------    -------
Cash flows from financing activities:
  Proceeds from long-term debt....................      500           125            4,000         27,150      8,284     14,300
  Proceeds from short-term notes payable..........       --            --               --             --         --      4,000
  Payments on long-term debt......................     (392)          (97)          (1,884)          (172)      (188)        --
  Payments on capital lease obligations...........     (289)          (96)            (292)        (1,780)      (102)      (676)
  Payments for debt issuance costs................       --            --             (125)        (1,708)        --         --
  Minority interest distributions.................     (348)         (100)             (99)           (91)        (7)        --
  Proceeds from issuance of redeemable preferred
    stock.........................................       --            --           12,100         10,100         --         --
  Proceeds from issuance of common stock..........       --            --               --             25         --         --
                                                      -----         -----          -------        -------     ------    -------
      Net cash provided by (used in) financing
         activities...............................     (529)         (168)          13,700         33,524      7,987     17,624
                                                      -----         -----          -------        -------     ------    -------
      Net increase (decrease) in cash.............      (24)         (384)             613          2,360       (242)    (2,479)
Cash and cash equivalents at beginning of
  period..........................................      646           622              238            851        851      3,211
                                                      -----         -----          -------        -------     ------    -------
Cash and cash equivalents at end of period........    $ 622           238              851          3,211        609        732
                                                      =====         =====          =======        =======     ======    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period:
    Interest, net of amounts capitalized..........    $ 350           133               91          2,120        165        895
    Income taxes..................................       --            --                6            101        101         34
                                                      =====         =====          =======        =======     ======    =======
Non-cash transactions during the period:
  Equipment financed through capital lease
    obligations...................................       --            --              581          4,441        755      1,306
  Dividends accrued on redeemable preferred
    stock.........................................       --            --            1,016          2,349        385        944
  Stockholders' notes receivable from issuance of
    common stock..................................       --            --              625             --         --         --
  Acquisition financed with note payable..........       --            --               --          2,500      2,500         --
  Consulting agreement executed in connection with
    acquisition...................................       --            --               --            769        769         --
                                                      =====         =====          =======        =======     ======    =======

          See accompanying notes to consolidated financial statements.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          MARCH 29, 1998, MARCH 28, 1999 AND JUNE 27, 1999 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS

Jillian's Entertainment Holdings, Inc. (the Company) operates entertainment and dining facilities in Arizona, California, Florida, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, New Hampshire, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Washington and Wisconsin.

The Company commenced operations on July 23, 1997, upon the completion of the purchase and merger transaction described in note 3. At that time, the Company acquired 100% of the common stock of Jillian's Entertainment Corporation (JEC).

The Company has incurred successive net losses and, as of March 28, 1999, had negative working capital and a stockholders' deficit. Future revenues and results of operations will depend upon various factors, including the Company's ability to open new units on a timely and profitable basis and general economic conditions. The Company's ability to meet its expansion plans and achieve profitability depends on its ability to obtain additional financing for the development of new locations. There are no assurances that such financing will be available on terms acceptable or favorable to the Company.

The Company manages its operations by unit. All of the Company's units operate under the same concept, are marketed to similar customers and have comparable economic characteristics. The Company has aggregated its operating segments into one reportable segment.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(B)  FISCAL YEAR

The Company's fiscal year is defined as the 52 or 53 week period ending on the last Sunday in March.

(C)  INTERIM FINANCIAL INFORMATION

The consolidated financial statements for the quarters ended June 28, 1998 and June 27, 1999 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for any future periods.

(D)  CASH EQUIVALENTS

Cash equivalents include interest-bearing deposits with banks and short-term highly liquid investments, with original maturities of three months or less.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(E)  INVENTORIES

Inventories, consisting principally of food and beverage products, are valued at the lower of first-in, first-out cost or market.

(F)  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term (including available option periods expected to be exercised) or their useful lives. Estimated useful lives are as follows:

                                                                YEARS
                                                                -----
Building....................................................      20
Leasehold improvements......................................    5-20
Game equipment..............................................       5
Club and office equipment...................................    5-10
Furniture and fixtures......................................    5-10

(G)  GOODWILL

The excess of the cost over the fair value of net assets acquired is amortized on a straight-line basis over twenty years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(H)  OTHER ASSETS

Other assets consist principally of deferred financing costs of $213,000 and $2,194,000 as of March 29, 1998 and March 28, 1999, respectively, which are being amortized over the three year term of the related debt. Accumulated amortization as of March 29, 1998 and March 28, 1999 was $47,000 and $336,000, respectively.

(I)  DUE TO STOCKHOLDER

The amount due to stockholder represents amounts owed for services rendered by an officer/stockholder of the Company. The amount due is non-interest bearing and has no fixed repayment terms.

(J)  OPERATING LEASES

The Company has entered into certain operating lease agreements which contain scheduled rent increases during the term of the lease. Such scheduled rent increases are recognized as rent expense on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the rent paid is recognized as deferred rent. Deferred rent also includes certain landlord concessions, which are amortized over the term of the lease.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(K)  ADVERTISING

The Company expenses advertising costs as incurred. Advertising expense during the period from April 1, 1997 through July 22, 1997, the period from July 23, 1997 through March 29, 1998, and the year ended March 28, 1999 was approximately $71,000, $274,000, and $1,453,000, respectively. Advertising expense for the year ended March 31, 1997 was approximately $390,000. During the quarters ended June 28, 1998 and June 27, 1999, advertising expense was approximately $234,000 (unaudited) and $638,000 (unaudited), respectively.

(L)  PRE-OPENING COSTS

Pre-opening costs include labor, rents, advertising, food costs and other general and administrative expenses incurred prior to a unit opening for business.

Effective March 30, 1998, the Company changed its principle of accounting for pre-opening costs in accordance with Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. Prior to March 30, 1998, pre-opening costs were deferred and amortized over the initial 12 months of a unit's operations. Under the new method, pre-opening costs are expensed as incurred. The change in accounting principle increased the 1999 loss before cumulative effect of change in accounting principle by approximately $428,000.

(M)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(N)  STOCK OPTIONS

The Company accounts for its stock-based compensation awards to employees using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and discloses the required pro forma effect on net loss as required by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation.

(O)  NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net loss per share assumes conversion of the convertible redeemable preferred stock as of the beginning of the year and exercise of stock options and warrants using the treasury stock method, if dilutive. Diluted net loss per share for 1997, 1998 and 1999 is the same as basic net loss per share due to the antidilutive effect of the assumed exercise of stock options, warrants and convertible redeemable preferred stock.

(P)  ASSET IMPAIRMENT

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company typically considers a continuous history of operating losses to be its primary

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES indicator of potential impairment. Assets are grouped and evaluated on an individual unit basis. The Company deems a unit to be impaired if the forecast of undiscounted future cash flows directly related to that unit over the remaining lease periods, including disposal value, if any, is less than its carrying amount. If the unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the unit exceeds its fair value. The Company generally measures fair value by discounting estimated future cash flows, which involves considerable management judgment. Accordingly, actual results could vary significantly from such estimates.

(Q)  USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(R)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable rates for similar instruments and collateral as of the balance sheet date and approximates the carrying value of such debt.

(S)  RECLASSIFICATIONS

Certain balances from prior years have been reclassed to conform to current year presentation.

(3)  ACQUISITION OF JEC

On June 18, 1997, the Company entered into a purchase agreement and related merger agreement between the Company and JEC. The purchase and merger transaction contemplated under these agreements closed July 23, 1997. Under the terms of these agreements, the following transactions occurred effective at the time of closing:

      -- the Company issued 12,872,774 shares of Series A Preferred Stock in exchange for $12,000,000 in cash;

      -- the continuing stockholders of JEC exchanged their shares of JEC common stock for shares of the Company's common stock and performance-based options to purchase shares of the Company's common stock;

      -- the Company issued 416,667 shares of its common stock in exchange for $625,000 of stockholders' notes receivable (due in July 2002);

      -- each non-continuing stockholder of JEC received a cash payment of $.50 for each share of JEC common stock held; and

      -- all stock options and warrants (whether or not then vested or exercisable) to purchase JEC's common stock held by JEC's management were converted into options to purchase shares of the Company's common stock.

The transaction was accounted for as a purchase business combination. Accordingly, the net assets of JEC were recorded at their estimated fair values and the excess of cost over the fair value of the net assets

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES acquired was allocated to goodwill. The fair value of the options granted to continuing stockholders, measured at the time the options vest, result in an increase in the amount of goodwill recognized.

The goodwill resulting from the JEC acquisition is summarized as follows:

                                                              (IN THOUSANDS)
Total purchase price of 9,137,798 shares of JEC at $.50 per
  share, including purchase price of certain warrants and
  options and transaction costs totaling $1,580,000.........      $5,993
Fair value of JEC's net assets acquired.....................         205
                                                                  ------
Excess of purchase price over fair value....................      $5,788
                                                                  ======

(4)  ACQUISITION OF AMERICA LIVE

On December 22, 1997 and as amended and restated as of April 9, 1998, the Company entered into an asset purchase agreement between JEC and The Main Event, Inc., Global Hospitality Concepts, Ltd., Allen T. Gilliland III and the Partnerships and General Partners of the Phoenix Original Sports Bar, Ltd., Minnesota Original Sports Bar, Ltd., FPM, Ltd., and Knuckleheads at the Mall of America Ltd. (collectively, America Live). This purchase closed on May 12, 1998. Under the terms of this purchase agreement, JEC purchased certain assets and assumed certain liabilities of America Live for $3,500,000 and the issuance of a $2,500,000 promissory note. The Company also incurred approximately $300,000 in transaction costs related to the acquisition.

The transaction was accounted for as a purchase business combination. Accordingly, the net assets of America Live were recorded at their estimated fair market values and the excess of cost over the fair market value of the net assets acquired was allocated to goodwill. Approximately, $4,889,000 in goodwill was recorded as a result of this transaction. The operating results of America Live have been included in the consolidated statement of operations from May 12, 1998 through March 28, 1999.

The following unaudited pro forma financial information presents the combined results of operations of the Company and America Live as if the acquisition has occurred as of the beginning of the period, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and America Live constituted a single entity during such periods.

                                                  FOR THE PERIOD
                                                  FROM JULY 23,
                                                   1997 THROUGH       YEAR ENDED
                                                  MARCH 29, 1998    MARCH 28, 1999
                                                  --------------    --------------
                                                  (IN THOUSANDS)
Revenues........................................     $26,674            61,106
                                                     =======            ======
Net loss........................................     $(1,444)           (2,134)
                                                     =======            ======
Net loss attributable to common stockholders....     $(2,460)           (4,483)
                                                     =======            ======
Net loss per common share -- basic and
  diluted.......................................     $ (1.41)            (2.55)
                                                     =======            ======

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(5)  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                     MARCH 29,    MARCH 28,      JUNE 27,
                                                       1998         1999           1999
                                                     ---------    ---------    ------------
                                                                 (IN THOUSANDS)
                                                                               (UNAUDITED)
Land...............................................   $    --         1,035        1,035
Buildings..........................................        --         2,645        6,808
Leasehold improvements.............................     7,699        25,559       34,551
Game equipment.....................................     3,053         9,844       14,838
Unit and office equipment..........................     2,601         8,512       13,266
Furniture and fixtures.............................     1,899         5,555        6,997
Assets held for sale...............................       128            --           --
Construction in progress...........................        --         9,398        2,376
                                                      -------     ---------       ------
                                                       15,380        62,548       79,871
Accumulated depreciation and amortization..........    (1,242)       (5,416)      (7,260)
                                                      -------     ---------       ------
Property and equipment, net........................   $14,138        57,132       72,611
                                                      =======     =========       ======

The Company disposed of the assets of its Long Beach unit during 1999. The unit's equipment and leasehold improvements were classified as assets held for sale in the 1998 consolidated balance sheet. The Company wrote down the value of its Long Beach long-lived assets based upon its determination of the estimated fair value of such assets at March 29, 1998. For the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999, the Long Beach unit incurred a loss from operations of $302,000 and $114,000, respectively.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(6)  LONG-TERM DEBT

Long-term debt consists of the following:

                                                             MARCH 29,    MARCH 28,      JUNE 27,
                                                               1998         1999           1999
                                                             ---------    ---------    ------------
                                                                         (IN THOUSANDS)
                                                                                       (UNAUDITED)
Borrowings under bank credit agreement, with interest
  payable quarterly at variable rates (weighted average
  rate of 8.94%) maturing in December 2000...............     $3,500           --             --
Borrowings under the $45,000,000 bank credit agreement,
  net of unamortized discounts of $182,000 and $165,000
  (unaudited), respectively, with interest payable
  quarterly at variable rates (weighted average rate of
  8.24%) maturing in October 2001........................         --       30,468         44,785
Note payable with interest payable quarterly at 10% and
  principal payable May 2001.............................         --        2,500          2,500
Note payable with interest accruing at 15% (payable at
  12%). Principal and accrued interest are due October
  1999...................................................        185          125            125
Note payable to U.S. Government without interest. Payable
  in monthly installments of $3,000. Principal balance
  payable April 1998.....................................        128           --             --
Note payable with interest at 10%. Payable in monthly
  installments of $6,607, including interest. Balance
  payable June 2007......................................        450          466            458
Capital lease obligations................................        847        3,549          4,187
                                                              ------       ------         ------
          Total long-term debt...........................      5,110       37,108         52,055
Less current maturities..................................        605        2,304          2,379
                                                              ------       ------         ------
          Total long-term debt, excluding current
            maturities...................................     $4,505       34,804         49,676
                                                              ======       ======         ======

On July 23, 1997, the Company entered into a bank credit agreement. The bank credit agreement initially provided up to $10,000,000 in revolving credit and term loan borrowings. In 1998, the Company exercised an option to increase the revolving credit facility to $17,000,000. The initial revolving credit commitment provided for the refinancing of certain debt and the payment of bank fees aggregating $2,000,000.

On October 14, 1998, the Company entered into a $45,000,000 bank credit agreement. The new bank credit agreement provides for term advances, revolving credit advances, swing line advances and letters of credit. Borrowings under the new bank credit agreement were used to refinance the earlier bank credit agreement and to finance working capital and capital expenditures of the Company. Borrowings under the new bank credit agreement bear interest at either the prime rate plus the applicable margin or the Eurodollar rate plus the applicable margin. The applicable margin for prime rate borrowings is 2.00%, subject to performance-based reductions after April 14, 2000 to 1.75%. The applicable margin for Eurodollar rate borrowings is 3.25%, subject to performance-based reductions after April 14, 2000 to 3.00%. The applicable margin reductions are based upon the ratio of consolidated debt to EBITDA, as defined in the new bank credit agreement. At March 28, 1999, the amount available under the new bank credit agreement was $14,350,000. As of March 28, 1999, amounts outstanding under the new bank credit agreement are at interest rates ranging from 8.10% to 9.75%.

In connection with the new bank credit agreement, the Company issued the lenders a warrant to purchase 204,405 shares of its common stock over a ten-year period at an exercise price of $.03 per share. The warrant contains put rights whereby the warrant holder, upon written notice, may require the Company to

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES repurchase the warrant at any time after the termination of a lock-up agreement or other restriction imposed by the underwriter in connection with an initial public offering. The repurchase price is the current market price of the Company's common stock as of the date of the holder's notice less the warrant exercise price. If the warrant holders sell their shares in the initial public offering, the put right is terminated. The Company has allocated $566,000 of the maximum proceeds under the new bank credit agreement to the warrant, which is classified as a long term liability in the accompanying March 28, 1999 consolidated balance sheet, based upon its relative fair value. The related debt discount and deferred financing costs is being amortized over its estimated life of three years. During the quarter ended June 27, 1999, the Company recorded a charge to operations of $1,582,000 (unaudited), included in interest expense, for the increase in its liability under the put right based on the increase in the market value of its common stock.

Revolving advances under the new bank credit agreement are limited to certain financial conditions, as defined. The Company must also maintain compliance with various financial covenants, as defined in the new bank credit agreement. All borrowings under the new bank credit agreement are collateralized by security interests in all of the Company's equipment, inventory, receivables, pledged shares, pledged debt and other items, as defined. At March 28, 1999, the Company was in compliance with or has obtained the appropriate waivers for these covenants.

The aggregate amount of principal payments of long-term debt outstanding at March 28, 1999 are summarized as follows: 2000 -- $2,304,000;
2001 -- $1,233,000; 2002 -- $33,378,000; 2003 -- $68,000; 2004 -- $51,000; and
thereafter -- $256,000.

(7)  LEASES

The Company is obligated under various capital leases for certain game equipment and unit and office equipment that expire at various dates during the next four years. At March 29, 1998 and March 28, 1999, the gross amount of equipment and related accumulated amortization recorded under capital leases were as follows:

                                                               1998     1999
                                                              ------    -----
                                                              (IN THOUSANDS)
Game equipment..............................................  $  584    3,833
Unit and office equipment...................................     688    1,742
                                                              ------    -----
                                                               1,272    5,575
Less accumulated amortization...............................     202      651
                                                              ------    -----
                                                              $1,070    4,924
                                                              ======    =====

The Company also has operating leases, primarily for facilities, that have expiration dates ranging from 2000 to 2028. Some of the lease agreements contain clauses that provide for additional contingent rental expense based on a percentage of gross sales greater than certain specified amounts. Contingent rental expense for the period from April 1, 1997 through July 22, 1997, the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999 was $0, $0, and $656,000 respectively. During the quarters ended June 28, 1998 and June 27, 1999, contingent rental expense was approximately $81,000 (unaudited) and $209,000 (unaudited), respectively.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

The following is a schedule of future minimum lease payments for leases that have initial or remaining noncancelable terms in excess of one year as of March 28, 1999:

                                                           CAPITAL    OPERATING
                                                           LEASES      LEASES
                                                           -------    ---------
                                                              (IN THOUSANDS)
2000.....................................................  $2,488        6,922
2001.....................................................   1,298        8,853
2002.....................................................     200        9,268
2003.....................................................      25        9,174
2004.....................................................      --        9,014
Thereafter...............................................      --       62,755
                                                           ------     --------
          Total..........................................   4,011     $105,986
                                                                      ========
          Less amount representing interest..............     462
                                                           ------
          Total capital lease obligations................  $3,549
                                                           ======

(8) INCOME TAXES

Income taxes consist of the following:

PREDECESSOR                                                  CURRENT    DEFERRED    TOTAL
-----------                                                  -------    --------    -----
                                                                    (IN THOUSANDS)
Year ended March 31, 1997:
  U.S. Federal.............................................   $ --        --          --
  State and local..........................................     --        --          --
                                                              ----         --        ---
                                                              $ --        --          --
                                                              ====         ==        ===
Period from April 1, 1997 through July 22, 1997:
  U.S. Federal.............................................   $ --        --          --
  State and local..........................................     --        --          --
                                                              ----         --        ---
                                                              $ --        --          --
                                                              ====         ==        ===
COMPANY
--------

Period from July 23, 1997 through March 29, 1998:
  U.S. Federal.............................................   $ --        --          --
  State and local..........................................     95        --          95
                                                              ----         --        ---
                                                              $ 95        --          95
                                                              ====         ==        ===
Year ended March 28, 1999:
  U.S. Federal.............................................   $101        --         101
  State and local..........................................     71        --          71
                                                              ----         --        ---
                                                              $172        --         172
                                                              ====         ==        ===

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

The effective income tax rate differs from the U.S. Federal income tax rate of 34% for the year ended March 31, 1997 and 35% thereafter as a result of the following:

                                           PREDECESSOR                                COMPANY
                              --------------------------------------   --------------------------------------
                                                    PERIOD FROM             PERIOD FROM
                                YEAR ENDED     APRIL 1, 1997 THROUGH   JULY 23, 1997 THROUGH     YEAR ENDED
                              MARCH 31, 1997       JULY 22, 1997          MARCH 29, 1998       MARCH 28, 1999
                              --------------   ---------------------   ---------------------   --------------
Computed "expected" tax
  benefit...................       (34.0)%             (35.0)%                 (35.0)%             (35.0)%
Increase (reduction)
  resulting from:
  Cumulative effect of
    change in accounting
    principle...............          --                  --                      --                (7.2)
  Change in the
    beginning-of-the-year
    valuation allowance for
    deferred tax assets.....        32.0                37.4                    37.1                42.1
  State and local income
    taxes, net of federal
    benefit.................          --                (3.6)                    (.6)               (2.0)
  Amortization of
    goodwill................         2.0                  --                     4.0                 5.3
  Tax exposure reserve......          --                  --                      --                 5.3
  Other, net................          --                 1.2                      .1                  .5
                                  ------               -----                   -----               -----
                                     --%                 --%                    5.6%                9.0%
                                  ======               =====                   =====               =====

The significant components of deferred income taxes follow:

                                           PREDECESSOR                                COMPANY
                              --------------------------------------   --------------------------------------
                                                    PERIOD FROM             PERIOD FROM
                                YEAR ENDED     APRIL 1, 1997 THROUGH   JULY 23, 1997 THROUGH     YEAR ENDED
                              MARCH 31, 1997       JULY 22, 1997          MARCH 29, 1998       MARCH 28, 1999
                              --------------   ---------------------   ---------------------   --------------
                                                              (IN THOUSANDS)
Deferred tax benefit
  (exclusive of the effects
  of other components
  below)....................      $ (50)                (241)                   (631)               (809)
Increase in
  beginning-of-the-year
  valuation allowance for
  deferred tax assets.......         50                  241                     631                 809
                                  -----                -----                   -----               -----
                                  $  --                   --                      --                  --
                                  =====                =====                   =====               =====

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at March 29, 1998 and March 28, 1999 are presented below:

                                                             1998       1999
                                                            -------    ------
                                                             (IN THOUSANDS)
Deferred tax assets:......................................  $
     Accrued expenses.....................................      126       200
     Deferred rent........................................      191       261
     Impairment of long-lived assets......................      366        --
     Net operating loss carryforwards.....................    1,713     1,937
     Start-up costs capitalized for tax purposes..........       20       583
     Property and equipment...............................      182       449
     Other................................................        1         6
                                                            -------    ------
     Total gross deferred tax assets......................    2,599     3,436
     Less valuation allowance.............................   (2,599)   (3,408)
                                                            -------    ------
     Net deferred tax assets..............................       --        28
Deferred tax liabilities:
     Goodwill.............................................       --       (28)
                                                            -------    ------
  Net deferred tax liability..............................  $    --        --
                                                            =======    ======

The valuation allowance for deferred tax assets as of July 23, 1997 and March 30, 1998 was $1,968,000 and $2,599,000, respectively. The net change in the total valuation allowance for the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999 was an increase of $631,000 and $809,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of existing valuation allowances at March 28, 1999.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 28, 1999, will be allocated as follows:

                                                              (IN THOUSANDS)
Income tax benefit reported in the consolidated statements
  of operations.............................................      $1,440
Goodwill....................................................       1,968
                                                                  ------
                                                                  $3,408
                                                                  ======

As of March 28, 1999, the Company has net operating loss carryforwards for federal income tax purposes of $5,206,000 which are available to offset future taxable income, if any, through 2019. Approximately $3,825,000 of this carryforward is limited under Section 382 of the Internal Revenue Code, to approximately $255,000 per year.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(9)  MINORITY INTERESTS

JEC sold limited partnership interests in order to partially finance the costs of renovating and equipping the Jillian's units located in Cleveland Heights, Worcester, Champaign and Annapolis. Wholly owned subsidiaries of the Company are the general partners and own majority interests. The limited partnership interests are from 9-22%. Additionally, three of the agreements provide that the limited partners will receive distributions aggregating 140% of their investments over a six year period.

Income attributable to minority interests is included in other expense in the accompanying statements of operations.

(10)  PREFERRED STOCK

The Company is authorized to issue 42,000,000 shares of preferred stock, par value $.001 per share, and to divide and establish any or all of the unissued shares of preferred stock into one or more classes or series.

In July 1997, the Company issued 12,872,774 shares of Series A preferred stock, for $12,000,000 in cash. In October 1997, the Company issued an additional 107,273 shares of the Series A preferred stock for $100,000 in cash. Shares of the Series A Redeemable preferred stock are convertible at any time, at the option of the holder, into one-third of a share of the Company's common stock, subject to anti-dilution adjustments under certain circumstances.

In November 1998, the Company issued 107,273 shares of Series B preferred stock. Shares of the Series B preferred stock are convertible at any time after April 1, 2000, at the option of the holder, into 33.33 shares of the Company's common stock, subject to anti-dilution adjustments under certain circumstances.

Holders of the Series A preferred stock are entitled to cause the Company to redeem their shares at a price of $.93 per share if the Company sells shares of its common stock or the common stock of any of its subsidiaries in a public offering or upon a change in control of the Company.

Holders of Series B preferred stock are entitled to cause the Company to redeem their shares at a price of $93.22 per share if the Company sells shares of its common stock or the common stock of any of its subsidiaries in a public offering or upon a change in control of the Company.

Dividends on the Series A and B preferred stock are payable at the time of redemption in shares of additional preferred stock of the same series at rates of 12% and 20% annually, respectively, on a cumulative basis. Dividends in arrears at March 29, 1998, March 28, 1999 and June 27, 1999 were $1,016,000,
$3,365,000 and $4,309,000 (unaudited), respectively. Holders of the Series A preferred stock are entitled to voting rights identical to the voting rights of holders of shares of the Company's common stock, on an "as if converted" basis, and have special voting rights regarding (i) the creation of any security senior to or equal with the Series A preferred stock, (ii) any amendment to the Company's charter adversely affecting the rights of the holders of the Series A preferred stock or (iii) certain material transactions, including any transaction involving a change in control of the Company.

The holders of Series A and B preferred stock are entitled to a liquidation preference over the common stock of the Company, or any other class or series of stock of the Company ranking junior to such series, in an amount equal to the original purchase price of the preferred stock of such series, plus accrued but unpaid dividends. The Series B preferred stock is senior to the Series A preferred stock. In addition, holders of shares of the preferred stock have certain demand and piggyback registration rights.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(11)  STOCK OPTIONS AND COMMON STOCK PURCHASE WARRANTS

(A)  STOCK OPTIONS

Effective July 23, 1997, the Company implemented the 1997 non-qualified stock option plan. Options to purchase shares of the Company's common stock may be granted under this plan at the discretion of a committee of the board of directors. All options granted under the Plan are subject to the terms and conditions set forth in the option agreement entered into with each participant. The Company's stock option activity is summarized as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                                      EXERCISE
                                                          SHARES       PRICE
                                                         ---------    --------
Outstanding at July 23, 1997...........................  1,844,917     $2.31
  Granted..............................................         --        --
  Exercised............................................     (1,677)     1.98
  Forfeited (canceled).................................         --        --
                                                         ---------     -----
Outstanding at March 29, 1998..........................  1,843,250     $2.31
  Granted..............................................    327,500      2.80
  Exercised............................................       (833)     1.98
  Forfeited (canceled).................................         --        --
                                                         ---------     -----
Outstanding at March 28, 1999..........................  2,169,917     $2.39
  Granted (unaudited)..................................     33,333      2.80
  Exercised (unaudited)................................         --        --
  Forfeited (canceled) (unaudited).....................         --        --
                                                         ---------     -----
Outstanding at June 27, 1999 (unaudited)...............  2,203,250     $2.39
                                                         =========     =====
Exercisable, March 29, 1998............................    521,258     $1.59
                                                         =========     =====
Exercisable, March 28, 1999............................  1,004,692     $1.91
                                                         =========     =====
Exercisable, June 27, 1999 (unaudited).................  1,085,863     $1.97
                                                         =========     =====

The following table sets forth information with respect to stock options as of March 28, 1999:

                       OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
-----------------------------------------------------------------   ----------------------------
   RANGE OF                   WEIGHTED AVERAGE
   EXERCISE                      REMAINING       WEIGHTED AVERAGE               WEIGHTED AVERAGE
    PRICES         SHARES     CONTRACTUAL LIFE    EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------   ---------   ----------------   ----------------   ---------   ----------------
  $1.20-1.35        533,333            6.3            $1.20           533,333        $1.20
        1.98         46,500            4.3             1.98            46,500         1.98
        2.80      1,590,084            8.3             2.80           424,859         2.80
                  ---------                                         ---------        -----
                  2,169,917                                         1,004,692        $1.91
                  =========                                         =========        =====

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost is recognized for stock options issued to employees when their exercise prices are at least equal to the fair value of the common stock on the date of grant. Had compensation costs been determined consistent with SFAS No. 123, the Company's net loss attributable to common stockholders would have been increased to the following pro forma amounts:

                                               PREDECESSOR                                COMPANY
                                  --------------------------------------   --------------------------------------
                                                        PERIOD FROM             PERIOD FROM
                                    YEAR ENDED     APRIL 1, 1997 THROUGH   JULY 23, 1997 THROUGH     YEAR ENDED
                                  MARCH 31, 1997       JULY 22, 1997          MARCH 29, 1998       MARCH 28, 1999
                                  --------------   ---------------------   ---------------------   --------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss attributable to common
  stockholders:
  As reported...................     $  (942)              (644)                   (2,814)             (4,832)
  Pro forma.....................     $(1,026)              (744)                   (3,114)             (5,448)
Net loss per common
  share -- basic and diluted:
  As reported...................     $  (.10)              (.07)                    (1.61)              (2.74)
  Pro forma.....................     $  (.11)              (.08)                    (1.79)              (3.09)

For purposes of the above pro forma disclosures for the period from July 23, 1997 through March 29, 1998 and the year ended March 28, 1999, the Company estimated the fair value of options granted using the minimum value method
assuming a risk free interest rate of      % and an expected option life of
years.

(b)  COMMON STOCK PURCHASE WARRANTS

On July 23, 1997, the Company entered into several common stock purchase warrant agreements (the "Warrant Agreements"). The Warrant Agreements provide for the issuance of an aggregate of 50,000 shares of common stock at prices ranging from $0.81 to $2.80 per share subject to various adjustments, as defined. The warrants were exercisable at July 23, 1997 and expire between April 15, 2000 and July 31, 2001. As of March 28, 1999, no warrants had been exercised and 9,145 warrants had expired without being exercised.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(12)  NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

                                             PREDECESSOR                                COMPANY
                                --------------------------------------   --------------------------------------
                                                      PERIOD FROM             PERIOD FROM
                                                     APRIL 1, 1997           JULY 23, 1997
                                  YEAR ENDED            THROUGH                 THROUGH            YEAR ENDED
                                MARCH 31, 1997       JULY 22, 1997          MARCH 29, 1998       MARCH 28, 1999
                                --------------   ---------------------   ---------------------   --------------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Numerator:
  Net loss....................    $     (942)               (644)                 (1,798)             (2,483)
  Dividends on redeemable
     convertible preferred
     stock....................            --                  --                  (1,016)             (2,349)
                                  ----------           ---------               ---------           ---------
  Numerator for basic and
     diluted net loss per
     share -- loss
     attributable to common
     stockholders.............    $     (942)               (644)                 (2,814)             (4,832)
                                  ==========           =========               =========           =========
Denominator:
  Denominator for basic net
     loss per
     share -- weighted-average
     shares...................     9,137,798           9,137,798               1,744,564           1,760,397
Effect of dilutive securities:
  Stock options...............            --                  --                      --                  --
  Stock purchase warrants.....            --                  --                      --                  --
  Redeemable convertible
     preferred stock..........            --                  --                      --                  --
                                  ----------           ---------               ---------           ---------
Denominator for diluted net
  loss per share -- adjusted
  weighted average shares and
  assumed conversions.........     9,137,798           9,137,798               1,744,564           1,760,397
                                  ==========           =========               =========           =========
Net loss per common share --
  basic and diluted...........    $     (.10)               (.07)                  (1.61)              (2.74)
                                  ==========           =========               =========           =========

(13)  401(k) PLAN

Effective January 1, 1999, the Company established a 401(k) profit sharing plan which covers substantially all employees that have completed one year of service and attained 21 years of age. The plan permits participants to contribute to the plan, subject to Internal Revenue Code restrictions, and also permits the Company to make discretionary matching contributions. The Company's contributions to the plan for the year ended March 28, 1999 and the quarter ended June 27, 1999 were not significant.

(14)  RELATED-PARTY TRANSACTIONS

Effective July 23, 1997, the Company entered into a management consulting agreement with J.W. Childs Associates, L.P., a Delaware Limited Partnership and majority holder of the Company's preferred stock. The management agreement provides for an initial term of four years at an annual base fee of $120,000.

            JILLIAN'S ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

(15)  COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

The Company has commitments of approximately $6.6 million to fund certain unit construction projects as of March 28, 1999.

(16)  ONE FOR THREE REVERSE STOCK SPLIT

The Company's Board of Directors expects to approve, a one-for-three reverse stock split of the common stock and made conforming adjustments on the terms of all outstanding common stock equivalents, including the redeemable convertible preferred stock, except for the par value and authorized shares. All shares and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the reverse split.

(17)  SUBSEQUENT EVENTS (UNAUDITED)

For funds received in July and August 1999, the Company issued 185,185 and 191,456 shares, respectively, of Series C preferred stock, for $10,169,320 in cash. Shares of the Series C preferred stock are convertible at any time, at the option of the holder, into 3.33 shares of the Company's common stock, subject to anti-dilution adjustments under certain circumstances.

Holders of the Series C Redeemable Preferred Stock are entitled to cause the Company to redeem their shares at a price of $27.00 per share if the Company sells shares of its common stock or the common stock of any of its subsidiaries in a public offering or upon change in control of the Company.

Dividends on the Series C preferred stock are payable at the time of the redemption or liquidation in shares of additional Series C preferred stock at a rate of 12% annually on a cumulative basis. Holders of the Series C preferred stock are entitled to voting rights identical to the voting rights of holders of shares of the Company's common stock, on an "as if converted" basis, and have special voting rights regarding (i) the creation of any security senior to or equal with the Series C preferred stock, (ii) any amendment to the Company's charter adversely affecting the rights of the holders of the Series C preferred stock or (iii) certain material transactions, including any transaction involving a change in control of the Company.

The holders of Series C preferred stock are entitled to a liquidation preference over the common stock of the Company, on parity with Series A preferred stock or any other class or series of stock of the Company ranking junior to the Series C preferred stock, in an amount equal to the original purchase price of the Series C preferred stock, plus accrued but unpaid dividends. The Series B preferred stock is senior to the Series C preferred stock. In addition, holders of shares of the Series C preferred stock have certain demand and piggyback registration rights.

                          [Back Gatefold - 2 pages]





          [Map of United States showing locations of Jillian's units, with exterior color photographs of representative facilities]

                      [Inside Back Cover of Prospectus]





                [Interior color photographs of dining venues,
                       including close-up food shots]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               SHARES

                     JILLIAN'S ENTERTAINMENT HOLDINGS, INC.

                                  COMMON STOCK

                                     [LOGO]

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. BANCORP PIPER JAFFRAY

                         BANCBOSTON ROBERTSON STEPHENS

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table indicates the estimated expenses to be incurred in connection with the offering, all of which will be paid by us.

SEC registration fee........................................    $ 12,788
NASD fee....................................................       5,100
Listing fee*................................................
Accounting fee and expenses*................................
Legal fees and expenses*....................................
Printing and engraving*.....................................
Transfer Agent's fees*......................................
Blue Sky fees and expenses (including counsel fees)*........
Miscellaneous expenses*.....................................
                                                                --------
          Total*............................................    $
                                                                ========

---------------------------------------------
* To be supplied by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with Section 145 of the Delaware General Corporation Law, Article X of our amended and restated certificate of incorporation provides that none of our directors will be personally liable to Jillian's or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      - for any breach of the director's duty of loyalty to Jillian's or its stockholders;

      - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      - in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

      - for any transaction from which the director derived an improper personal benefit.

In addition, our amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability any of our directors shall be eliminated or limited to the fullest extent permitted
by the Delaware General Corporation Law, as so amended. Article   of our bylaws
provides for indemnification by us of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of us if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Jillian's, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will contain agreements between us and our management and directors and the underwriters and their controlling persons providing for indemnification against civil liabilities, including liabilities under the Securities Act, or for contribution to payments which any of them may be required to make in respect thereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

We issued the following securities during our three fiscal years preceding the filing of this registration statement without registering the securities under the Securities Act:

Issuance of Capital Stock:

     (1) On July 23, 1997, we issued 12,872,774 shares of our Series A 12.0% cumulative convertible preferred stock to J.W. Childs Equity Partners, L.P. and its co-investors at a purchase price of $0.9322 per share or $12.0 million in the aggregate. Each share of Series A preferred stock is convertible into three shares our common stock at a conversion price equal to $2.7966, subject to adjustment.

     (2) On July 23, 1997, in connection with the merger of Jillian's Entertainment Acquisition Corporation, our wholly owned subsidiary, with and into Jillian's Entertainment Corporation, we issued 1,327,897 shares of our common stock to certain stockholders of Jillian's Entertainment Corporation in exchange for 3,983,690 shares of Jillian's Entertainment Corporation common stock.

     (3) On July 23, 1997, in connection with the merger described above, we issued 133,333 shares of our common stock in consideration of services rendered.

     (4) On July 23, 1997, in connection with the investment by J.W. Childs Equity Partners, L.P. and its co-investors and the merger, both described above, we issued 250,000 shares of our common stock to Steven L. Foster in exchange for a promissory note in the amount of $375,000, and we issued 33,333 shares of our common stock to Kevin Troy in exchange for a promissory note in the amount of $50,000.

     (5) On October 22, 1997, we issued 107,273 shares of our Series A preferred stock to two investors at a purchase price of $.9322 per share or $100,000 in the aggregate.

     (6) On January 1, 1998, we issued 71,516 shares of our Series A preferred stock to an investor at a purchase price of $1.3983 per share or $100,000 in the aggregate.

     (7) On January 1, 1998, we issued 40,000 shares of our common stock to an investor at a purchase price of $.50 per share or $20,000 in the aggregate.

     (8) On February 28, 1998 and March 12, 1999, we issued 1,667 and 833 shares of our common stock, respectively, pursuant to the exercise of options to purchase our common stock at an exercise price of $1.98 per share or $4,950 in the aggregate.

     (9) On November 15, 1998, we issued 107,273 shares of our Series B 20.0% cumulative convertible preferred stock to JWC Equity Funding, Inc. at a purchase price of $93.22 per share or $10 million in the aggregate.

     (10) For funds received on July 15, 1999, and August 15, 1999, we issued 370,370 shares, in the aggregate, of our Series C 12.0% cumulative convertible preferred stock to J.W. Childs Equity Partners, L.P. and its co-investors at a purchase price of $27.00 per share or $10 million in the aggregate.

     (11) For funds received on August 30, 1999, we issued 6,271 shares, in the aggregate, of our Series C 12.0% cumulative convertible preferred stock to certain investors at a purchase price of $27.00 per share or $6,271 in aggregate.

Grant of Stock Options and Warrants:

     (1) On July 23, 1997, in connection with the merger described above, we issued warrants to purchase 50,000 shares of our common stock at exercise prices ranging from $.81 to $2.7966 per share to warrant holders of Jillian's Entertainment Corporation in exchange for warrants to purchase 150,000 shares of Jillian's Entertainment Corporation common stock.

     (2) On July 23, 1997, in connection with the merger described above, all outstanding options to purchase shares of Jillian's Entertainment Corporation common stock were cancelled and replaced with an equivalent amount of options to purchase our common stock issued in accordance with our 1997 Non-Qualified Stock Option Plan.

     (3) On July 23, 1997, in connection with the merger described above, we issued options to purchase 785,917 shares of our common stock at an exercise price of $2.7966 per share to the stockholders of Jillian's Entertainment Corporation who continued as our stockholders after the merger.

     (4) On July 23, 1997, we granted options to purchase 476,667 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $2.7966 per share.

     (5) On March 30, 1998, we granted options to purchase 136,667 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $2.7966 per share.

     (6) On April 4, 1998, we granted options to purchase 3,333 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $2.7966 per share.

     (7) On September 15, 1998, we granted options to purchase 180,833 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $2.7966 per share.

     (8) On October 14, 1998, we issued a warrant to purchase 204,405 shares of our common stock at an exercise price of $.03 per share.

     (9) On April 15, 1999, we granted options to purchase 33,333 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $2.7966 per share.

     (10) On July 7, 1999, we granted options to purchase 40,000 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $8.10 per share to two investors as consideration for an extension of our option on the Jillian's Boston facility.

     (11) On July 7, 1999 we granted options to purchase 26,667 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of $8.10 per share.

     (12) On August 31, 1999, we granted options to purchase 124,000 shares of our common stock under our 1997 Non-Qualified Stock Option Plan at an exercise price of the lesser of $15.00 and the Company's initial public offering price per share.

These sales were made in reliance on an exemption from the registration requirements of the Securities Act set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering or the rules and regulations promulgated under Section 4(2) of the Securities Act or, in the case of certain options to purchase our common stock issued to employees, directors, officers, consultants and advisers (and in certain instances their family members), Rule 701 under the Securities Act. All of the securities described above are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.  EXHIBITS

(a)  EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1*    Form of Underwriting Agreement
  3.1     Amended and Restated Certificate of Incorporation, filed as of June 11, 1997
  3.2*    Form of Amended and Restated Certificate of Incorporation
          (to become effective upon the closing of this offering)
  3.3     By-laws
  3.4*    Form of Amended and Restated By-Laws (to become effective
          upon the closing of this offering)
  4.1*    Specimen certificate representing shares of common stock
  4.2*    Stockholders' Agreement dated as of June 18, 1997, by and
          among Jillian's Entertainment Holdings, Inc. and certain
          stockholders
  5.1*    Form of Opinion of Skadden, Arps, Slate Meagher & Flom LLP,
          regarding the legality of securities being registered
 10.1*    Management Agreement, dated as of June 18, 1997, by and
          between J.W. Childs Associates, L.P., Jillian's
          Entertainment Holdings, Inc. and Jillian's Entertainment
          Corporation
 10.2*    Form of Lock-Up Agreement
 10.3*    Jillian's Entertainment Holdings, Inc. 1997 Non-Qualified
          Stock Option Plan
 10.4*    Employment Agreement dated as of June 18, 1997, by and
          between Steven L. Foster and Jillian's Entertainment
          Corporation
 10.5*    Employment Agreement dated as of June 18, 1997, by and
          between Daniel M. Smith and Jillian's Entertainment
          Corporation
 10.6*    Employment Agreement dated as of September 21, 1998, by and between Steven M. Weis and Jillian's Entertainment
          Corporation
 10.7*    Employment agreement dated as of September 21, 1998 by and between Ronald Widman and Jillian's Entertainment
          Corporation
 10.8*    Credit Agreement, dated October 14, 1998, by and between
          Jillian's Entertainment Corporation, Fleet National Bank and
          other initial lenders
 10.9*    Guaranty, dated October 14, 1998, by Jillian's Entertainment
          Holdings, Inc. in favor of the secured parties under the
          Credit Agreement and Fleet National Bank, as administrative agent
 10.10*   Jillian's Entertainment Holdings, Inc. Subordinated Bridge
          Note dated June 22, 1999
 10.11*   Jillian's Entertainment Holdings, Inc. Subordinated Note due
          May 2001
 10.12*   Warrant to purchase common stock of Jillian's Entertainment
          Holdings, Inc. issued to Fleet National Bank
 10.13*   Warrant to purchase common stock of Jillian's Entertainment
          Holdings, Inc. issued to Imperial Bank
 10.14*   Option Agreement, dated as of June 18, 1997, by and between
          Steven L. Foster, Kevin Troy, Jillian's Billiard Club, Inc.
          and Jillian's Entertainment Corporation
 10.15*   Amendment to Option Agreement, dated as of August 30, 1999, by and between Steven L. Foster, Kevin Troy, Jillian's
          Billiard Club, Inc. and Jillian's Entertainment Corporation
 10.16*   Purchase and Sale Agreement, dated as of June 17, 1999, by and between New Boston Fund IV, Inc. and Jillian's of
          Rochester, NY, Inc. and Jillian's of Albany, NY, Inc.
 10.17*   Form of Indemnification Agreement

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 21.1     List of our subsidiaries

 23.1*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)

 23.2     Consent of KPMG LLP, independent auditors

 23.3     Consent of BDO Seidman, LLP, independent auditors

 24.1 Power of Attorney (included on the signature page of this registration statement)

 27.1     Financial Data Schedule

 27.2     Financial Data Schedule

 27.3     Financial Data Schedule

 27.4     Financial Data Schedule

---------------------------------------------
* To be filed by amendment.

(b)  FINANCIAL STATEMENT SCHEDULES

We did not include financial statement schedules with this item because they are not required, not applicable or the information is included in the financial statements or notes to the financial statements that are part of the prospectus.

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to foregoing provisions, or otherwise, the Registrant has been advised that in the opinion or the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

     (1) that for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, California on the 3rd day of September, 1999.

                                        JILLIAN'S ENTERTAINMENT HOLDINGS, INC.


                                        By: /s/ STEVEN L. FOSTER
                                           -------------------------------------
                                            Steven L. Foster
                                            Chairman of the Board of Directors
                                            and Chief Executive Officer

                 ---------------------------------------------

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven L. Foster, Daniel M. Smith and Gregory S. Stevens his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign this registration statement of Jillian's Entertainment Holdings, Inc. and any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his or her substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 3, 1999.

SIGNATURE                              TITLE

/s/ STEVEN L. FOSTER                   Chairman of the Board of Directors and Chief
-------------------------------------  Executive Officer (Principal Executive
Steven L. Foster                       Officer)

/s/ GREGORY S. STEVENS                 Chief Financial Officer (Principal Accounting
-------------------------------------  and Financial Officer)
Gregory S. Stevens

/s/ GLENN A. HOPKINS                   Director
-------------------------------------
Glenn A. Hopkins

/s/ GREGORY T. HORN                    Director
-------------------------------------
Gregory T. Horn

SIGNATURE                                              TITLE
/s/ JAMES W. RAPPAPORT                                 Director
-----------------------------------------------------
James W. Rappaport

/s/ STEVEN G. SEGAL                                    Director
-----------------------------------------------------
Steven G. Segal

/s/ DANIEL M. SMITH                                    Director and Chief Operating Officer
-----------------------------------------------------
Daniel M. Smith

/s/ EDWARD D. YUN                                      Director
-----------------------------------------------------
Edward D. Yun

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBITS
-------                     -----------------------
  1.1*    Form of Underwriting Agreement
  3.1     Amended and Restated Certificate of Incorporation, filed as of June 11, 1997
  3.2*    Form of Amended and Restated Certificate of Incorporation
          (to become effective upon the closing of this offering)
  3.3     By-laws
  3.4*    Form of Amended and Restated By-Laws (to become effective
          upon the closing of this offering)
  4.1*    Specimen certificate representing shares of common stock
  4.2*    Stockholders' Agreement dated as of June 18, 1997, by and
          among Jillian's Entertainment Holdings, Inc. and certain
          stockholders
  5.1*    Form of Opinion of Skadden, Arps, Slate Meagher & Flom LLP,
          regarding the legality of securities being registered
 10.1*    Management Agreement, dated as of June 18, 1997, by and
          between J.W. Childs Associates, L.P., Jillian's
          Entertainment Holdings, Inc. and Jillian's Entertainment
          Corporation
 10.2*    Form of Lock-Up Agreement
 10.3*    Jillian's Entertainment Holdings, Inc. 1997 Non-Qualified
          Stock Option Plan
 10.4*    Employment Agreement dated as of June 18, 1997, by and
          between Steven L. Foster and Jillian's Entertainment
          Corporation
 10.5*    Employment Agreement dated as of June 18, 1997, by and
          between Daniel M. Smith and Jillian's Entertainment
          Corporation
 10.6*    Employment Agreement dated as of September 21, 1998, by and between Steven M. Weis and Jillian's Entertainment
          Corporation
 10.7*    Employment agreement dated as of September 21, 1998 by and between Ronald Widman and Jillian's Entertainment
          Corporation
 10.8*    Credit Agreement, dated October 14, 1998, by and between
          Jillian's Entertainment Corporation, Fleet National Bank and
          other initial lenders
 10.9*    Guaranty, dated October 14, 1998, by Jillian's Entertainment
          Holdings, Inc. in favor of the secured parties under the
          Credit Agreement and Fleet National Bank, as administrative agent
 10.10*   Jillian's Entertainment Holdings, Inc. Subordinated Bridge
          Note dated June 22, 1999
 10.11*   Jillian's Entertainment Holdings, Inc. Subordinated Note due
          May 2001
 10.12*   Warrant to purchase common stock of Jillian's Entertainment
          Holdings, Inc. issued to Fleet National Bank
 10.13*   Warrant to purchase common stock of Jillian's Entertainment
          Holdings, Inc. issued to Imperial Bank
 10.14*   Option Agreement, dated as of June 18, 1997, by and between
          Steven L. Foster, Kevin Troy, Jillian's Billiard Club, Inc.
          and Jillian's Entertainment Corporation
 10.15*   Amendment to Option Agreement, dated as of August 30, 1999, by and between Steven L. Foster, Kevin Troy, Jillian's
          Billiard Club, Inc. and Jillian's Entertainment Corporation
 10.16*   Purchase and Sale Agreement, dated as of June 17, 1999, by and between New Boston Fund IV, Inc. and Jillian's of
          Rochester, NY, Inc. and Jillian's of Albany, NY, Inc.
 10.17*   Form of Indemnification Agreement
 21.1     List of our subsidiaries

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBITS
-------                     -----------------------
 23.1*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)
 23.2     Consent of KPMG LLP, independent auditors
 23.3     Consent of BDO Seidman, LLP, independent auditors
 24.1     Powers of Attorney (included on the signature page of this registration statement)
 27.1     Financial Data Schedule
 27.2     Financial Data Schedule
 27.3     Financial Data Schedule
 27.4     Financial Data Schedule

---------------

* To be filed by amendment.